Exhibit(a)(1)(A)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

EPICOR SOFTWARE CORPORATION

at

$12.50 Net Per Share

by

ELEMENT MERGER SUB, INC.

a direct wholly-owned subsidiary of

EAGLE PARENT, INC.

wholly owned by funds advised by

APAX PARTNERS, L.P. AND APAX PARTNERS LLP

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT MIDNIGHT, LOS ANGELES TIME, ON FRIDAY, MAY 6, 2011, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

The Offer (as defined herein) is being made pursuant to the Agreement and Plan of Merger, dated as of April 4, 2011 (which we refer to as the “Merger Agreement”), by and among Eagle Parent, Inc., a Delaware corporation (which we refer to as “Parent”), Element Merger Sub, Inc., a Delaware corporation and direct wholly-owned subsidiary of Parent (which we refer to as “Purchaser”), and Epicor Software Corporation, a Delaware corporation (which we refer to as “Epicor”). Purchaser is offering to purchase all of the outstanding shares of common stock, par value $0.001 per share, of Epicor (which we refer to as “Shares”) at a price of $12.50 per Share, net to the seller in cash, without interest and less any applicable withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in this offer to purchase (which we refer to as this “Offer to Purchase”) and the related letter of transmittal (which we refer to as the “Letter of Transmittal”), which, together with any amendments or supplements, collectively constitute the “Offer.” Pursuant to the Merger Agreement, on the same day as the consummation of the Offer, and, in any event, the satisfaction or waiver of certain conditions, Purchaser will merge with and into Epicor (which we refer to as the “Merger”), with Epicor continuing as the surviving corporation (which we refer to as the “Surviving Corporation”) in the Merger and becoming a direct wholly-owned subsidiary of Parent. In certain cases, Parent, Purchaser and Epicor have agreed to proceed with a one-step merger transaction if the Offer is not consummated. As a result of the Merger, each outstanding Share (other than (a) Shares owned by Parent, Purchaser or Epicor, (b) Shares owned by any stockholder of Epicor who is entitled to and properly exercises appraisal rights under Section 262 of the Delaware General Corporation Law and (c) Shares owned by certain stockholders of Epicor who are party to Non-Tender and Support Agreements among Parent, Purchaser and such stockholders (which we refer to as “Support Agreement Shares”)) will be converted into the right to receive the Offer Price. In addition, Parent also intends to acquire Activant Group Inc., a Delaware Corporation (which we refer to as “Activant”), pursuant to the Agreement and Plan of Merger, dated as of April 4, 2011 (which we refer to as the “Activant Merger Agreement”), by and among Parent, Sun5 Merger Sub, Inc., a Delaware corporation and direct wholly-owned subsidiary of Parent (which we refer to as “Activant Merger Sub”), Activant and Hellman & Friedman Capital Partners V, L.P., a Delaware limited partnership, solely in its capacity as agent and attorney-in-fact for Activant’s stockholders and optionholders. On the same day as the consummation of the Offer, Activant Merger Sub will merge with and into Activant (which we refer to as the “Activant Merger”), with Activant continuing as the surviving corporation in the Activant Merger and becoming a direct wholly-owned subsidiary of Parent. Under no circumstances will interest be paid on the Offer Price for the Shares, regardless of any extension of the Offer or any delay in making payment for the Shares.

After careful consideration, the board of directors of Epicor (which we refer to as the “Epicor Board”) has unanimously (1) approved and declared advisable the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, (2) declared that the terms of the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger, the Offer, and the other transactions contemplated by the Merger Agreement, on the terms and subject to the conditions set forth therein, are fair to and in the best interests of the stockholders of Epicor and (3) recommended that stockholders of Epicor accept the Offer and tender their Shares into the Offer and, if necessary, vote their Shares in favor of adoption of the Merger Agreement.

The obligation of Purchaser to purchase Shares tendered in the Offer is subject to the satisfaction or waiver of a number of conditions set forth in the Merger Agreement, including, among other things, (a) there being validly tendered in accordance with the terms of the Offer and not validly withdrawn (including Shares tendered in the Offer pursuant to the

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procedures for guaranteed delivery but only if such Shares have been delivered pursuant to such guarantees) prior to midnight Los Angeles time on Friday, May 6, 2011 (the “Expiration Date,” unless Purchaser shall have extended the period during which the Offer is open in accordance with the Merger Agreement, in which event “Expiration Date” shall mean the latest time and date at which the Offer, as so extended by Purchaser, shall expire), a number of Shares which, when added to the Shares owned by Parent and its affiliates, would represent at least 74.51% of the outstanding Shares as of the Expiration Date less the Support Agreement Shares; (b) the expiration or termination of any applicable waiting period (or any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder; (c) the receipt of proceeds by Parent under a debt commitment letter from Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Royal Bank of Canada (or the receipt of alternative financing from alternative sources on terms and conditions that are not less favorable, in the aggregate, to Parent and Purchaser), or the receipt of a definitive and irrevocable confirmation from such financing sources (or alternative financing sources) that all of the financing (or alternative financing) will be available at the consummation of the Offer on the terms and conditions set forth in such debt commitment letter, as determined in the reasonable judgment of Parent the “Financial Proceeds Condition”; (d) the accuracy (subject to materiality and material adverse effect qualifications) of Epicor’s representations and warranties set forth in the Merger Agreement, including that since December 31, 2010, there has not been any event, development or state of circumstances that has had, individually or in the aggregate, a Company Material Adverse Effect (as defined herein); (e) in the event that the exercise of the Top-Up Option (as defined below) is necessary to ensure that Parent or Purchaser owns at least 90% of the outstanding Shares immediately after the consummation of the Offer, that there shall not exist under applicable law or other legal requirement any restriction or legal impediment on Purchaser’s ability and right to exercise the Top-Up Option, or the Shares issuable upon exercise of the Top-Up Option together with the Shares validly tendered in the Offer and not properly withdrawn (including Shares tendered in the Offer pursuant to the procedures for guaranteed delivery but only if such Shares have been delivered prior to the exercise of the Top-Up Option) and the Support Agreement Shares shall be sufficient for Purchaser to own at least 90% of the outstanding Shares; (f) the satisfaction or waiver of certain conditions set forth in the Activant Merger Agreement, including the accuracy (subject to materiality and material adverse effect qualifications) of Activant’s representations and warranties set forth in the Activant Merger Agreement, including that since September 30, 2010, there has not been any effect, event, change, occurrence or circumstance that, individually or in the aggregate, has had or reasonably would be expected to have an Activant Material Adverse Effect (as defined herein); and (g) that the Merger Agreement has not been terminated in accordance with its terms. The conditions to which the Offer is subject are described in the Offer to Purchase.

A summary of the principal terms of the Offer appears on pages 1 through 10. You should read this entire Offer to Purchase and the Letter of Transmittal carefully before deciding whether to tender your Shares in the Offer.

The Depositary for the Offer is:

BNY Mellon Shareowner Services

By Registered or Certified Mail:	By Facsimile Transmission:	By Overnight Courier:
(For Eligible Institutions Only)
BNY Mellon Shareowner Services Corporate Action Department P.O. Box 3301 South Hackensack, NJ 07606	(201) 680-4626 Confirm Facsimile by Telephone: (201) 680-4860 (For Confirmation Only)	BNY Mellon Shareowner Services Corporate Action Department 27th Floor 480 Washington Blvd. Jersey City, NJ 07310

The Dealer Manager for the Offer is:

Jefferies & Company, Inc.

520 Madison Avenue

New York, NY 10022

(212) 323-3970

April 11, 2011

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IMPORTANT

If you desire to tender all or any portion of your Shares to Purchaser pursuant to the Offer, you should either (a) complete and sign the Letter of Transmittal for the Offer, which is enclosed with this Offer to Purchase, in accordance with the instructions contained in the Letter of Transmittal, and mail or deliver the Letter of Transmittal (or a manually executed facsimile thereof) and any other required documents to BNY Mellon Shareowner Services, in its capacity as the depositary for the Offer (which we refer to as the “Depositary”), and either deliver the certificates for your Shares to the Depositary along with the Letter of Transmittal (or a manually executed facsimile thereof) or tender your Shares by book-entry transfer by following the procedures described in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” in each case prior to the Expiration Date, or (b) request that your broker, dealer, commercial bank, trust company or other nominee effect the transaction for you. If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that institution in order to tender your Shares to Purchaser pursuant to the Offer.

If you desire to tender your Shares pursuant to the Offer and the certificates representing your Shares are not immediately available, you cannot comply in a timely manner with the procedures for tendering your Shares by book-entry transfer, or you cannot deliver all required documents to the Depositary prior to the Expiration Date, you may tender your Shares to Purchaser pursuant to the Offer by following the procedures for guaranteed delivery described in Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

*    *    *    *    *

Questions and requests for assistance regarding the Offer or any of the terms thereof may be directed to BNY Mellon Shareowner Services, as information agent for the Offer (which we refer to as the “Information Agent”), or Jefferies & Company, Inc. as dealer manager for the Offer (which we refer to as the “Dealer Manager”) at the respective addresses and telephone numbers set forth for the Information Agent and Dealer Manager on the back cover of this Offer to Purchase. Requests for additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other tender offer materials may be directed to the Information Agent or Dealer Manager. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

This Offer to Purchase and the Letter of Transmittal contain important information, and you should read both carefully and in their entirety before making a decision with respect to the Offer.

This transaction has not been approved or disapproved by the United States Securities and Exchange Commission (which we refer to as the “SEC”) or any state securities commission nor has the SEC or any state securities commission passed upon the fairness or merits of such transaction or upon the accuracy or adequacy of the information contained in this Offer to Purchase or the Letter of Transmittal. Any representation to the contrary is unlawful.

SUMMARY TERM SHEET

Securities Sought:	All of the outstanding shares of common stock, par value $0.001 per share (“Shares”), of Epicor Software Corporation (“Epicor”).

Price Offered Per Share:	$12.50 net per Share in cash (without any interest and less any applicable withholding tax).

Scheduled Expiration Date:	Midnight, Los Angeles time, on Friday, May 6, 2011, unless the offer is extended or earlier terminated.

Purchaser:	Element Merger Sub, Inc. (“Purchaser”), a direct wholly-owned subsidiary of Eagle Parent, Inc. (“Parent”).

Epicor’s board of directors Recommendation:	The board of directors of Epicor (the “Epicor Board”) unanimously recommends that stockholders of Epicor accept the offer and tender their Shares into the Offer and, if necessary, vote their Shares in favor of adoption of the Merger Agreement.

The following are some questions you, as a stockholder of Epicor, may have and answers to those questions. This summary term sheet highlights selected information from this Offer to Purchase and may not contain all of the information that is important to you and is qualified in its entirety by the more detailed descriptions and explanations contained in this Offer to Purchase and the Letter of Transmittal. To better understand the Offer and for a complete description of the legal terms of the Offer, you should read this Offer to Purchase and the Letter of Transmittal carefully and in their entirety. Questions or requests for assistance may be directed to the Information Agent at the address and telephone numbers set forth for the Information Agent on the back cover of this Offer to Purchase. Unless otherwise indicated in this Offer to Purchase or the context otherwise requires, all references in this Offer to Purchase to “we,” “our” or “us” refer to Purchaser.

Who is offering to buy my Shares?

Element Merger Sub, Inc., or Purchaser, a direct wholly-owned subsidiary of Eagle Parent, Inc., or Parent, is offering to purchase all of the outstanding Shares. Purchaser is a Delaware corporation which was formed for the sole purpose of making the Offer and completing the process by which Purchaser will be merged with and into Epicor. Parent is wholly owned by Apax US VII, L.P. (“Apax US VII”), a Cayman Islands exempted limited partnership, and Apax Europe VII-A, L.P. (“Apax Europe VII-A”), Apax Europe VII-B, L.P. (“Apax Europe VII-B”) and Apax Europe VII-1, L.P. (“Apax Europe VII-1” and, together with Apax US VII, Apax Europe VII-A and Apax Europe VII-B, “Apax VII Funds”), each constituted under English limited partnership law. Apax US VII is advised by Apax Partners, L.P, a limited partnership organized under the laws of the State of Delaware. Apax Europe VII-A, Apax Europe VII-B and Apax Europe VII-1 are managed by Apax Partners Europe Managers Limited, a company constituted under English company law, which is advised by Apax Partners LLP, a partnership constituted under English limited liability partnership law. See the “Introduction” and Section 8—“Certain Information Concerning Parent and Purchaser.”

How many Shares are you offering to purchase in the Offer?

We are making an offer to purchase all of the outstanding Shares on the terms and subject to the conditions set forth in this Offer to Purchase and the Letter of Transmittal. See the “Introduction” and Section 1—“Terms of the Offer.”

Why are you making the Offer?

We are making the Offer because Parent wants to acquire control of, and subsequently the entire equity interest in, Epicor. If the Offer is consummated, Parent intends to have Purchaser consummate the Merger immediately after consummation of the Offer. In addition, Parent wants to acquire the entire equity interest in Activant. The consummation of each of the Merger and the Activant Merger is conditioned upon, among other things, the consummation of the other. Upon consummation of the Merger and the Activant Merger, each of Epicor and Activant would be wholly-owned subsidiaries of Parent. See Section 11—“The Merger Agreement; Other Agreements,” Section 12—“Purpose of the Offer; Plans for Epicor” and Section 15—“Certain Conditions of the Offer.”

How much are you offering to pay and what is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $12.50 per Share, net to the seller in cash, without interest and less any applicable withholding taxes. If you are the record owner of your Shares (i.e., a stock certificate representing Shares has been issued to you) and you tender your Shares to us in the Offer, you will not have to pay brokerage fees, commissions or similar expenses. If you own your Shares through a broker or other nominee, and your broker or other nominee tenders your Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply. See the “Introduction,” Section 1—“Terms of the Offer” and Section 2—“Acceptance for Payment and Payment for Shares.”

Is there an agreement governing the Offer?

Yes. The Merger Agreement and the Activant Merger Agreement provide, among other things, for the terms and conditions of the Offer and the Merger and the Activant Merger. See Section 11—“The Merger Agreement; Other Agreements” and Section 15—“Certain Conditions of the Offer.”

What does the Epicor Board recommend with respect to the Offer and the Merger?

After careful consideration, the Epicor Board has unanimously (1) approved and declared advisable the Merger Agreement, the Offer, the Merger, and the other transactions contemplated by the Merger Agreement, (2) declared that the terms of the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger, the Offer, and the other transactions contemplated by the Merger Agreement, on the terms and subject to the conditions set forth therein, are fair to and in the best interests of the stockholders of Epicor and (3) recommended that stockholders of Epicor accept the Offer and tender their Shares into the Offer and, if necessary, vote their Shares in favor of adoption of the Merger Agreement.

See the “Introduction” and Section 12—“Purpose of the Offer; Plans for Epicor” and Epicor’s Solicitation/Recommendation Statement on Schedule 14D-9 to be filed with the SEC and furnished to stockholders in connection with the Offer.

What are the most significant conditions to the Offer?

The Offer is conditioned upon, among other things:

•

there being validly tendered and not validly withdrawn (including Shares tendered in the Offer pursuant to the procedures for guaranteed delivery but only if such Shares have been delivered pursuant to such guarantees) prior to the Expiration Date that number of Shares which, when added to the Shares owned by Parent and its affiliates, would represent at least 74.51% of the Shares outstanding as of the expiration of the Offer less the number of Support Agreement Shares (which we refer to as the “Minimum Tender Condition”);

•

the expiration or termination of any applicable waiting period (or any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (which we refer to as the “HSR Act”);

•

the receipt of proceeds by Parent under a debt commitment letter from Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Royal Bank of Canada (or the receipt of alternative financing from alternative sources on terms and conditions that are not less favorable, in the aggregate, to Parent and Purchaser), or the receipt of a definitive and irrevocable confirmation from such financing sources (or alternative financing sources) that all of the financing (or alternative financing) will be available at the consummation of the Offer on the terms and conditions set forth in such debt commitment letter, as determined in the reasonable judgment of Parent (which we refer to as the “Financing Proceeds Condition”);

•

the accuracy (subject to materiality and material adverse effect qualifications) of Epicor’s representations and warranties set forth in the Merger Agreement, including that since December 31, 2010, there has not been any event, development or state of circumstances that has had, individually or in the aggregate, a Company Material Adverse Effect (as defined herein);

•

in the event that the exercise of the Top-Up Option (as defined below) is necessary to ensure that Parent or Purchaser owns at least 90% of the outstanding Shares immediately after the consummation of the Offer, there shall not exist under applicable law or other legal requirement any restriction or legal impediment on Purchaser’s ability and right to exercise the Top-Up Option, and the Shares issuable upon exercise of the Top-Up Option together with the Shares validly tendered in the Offer and not properly withdrawn (including Shares tendered in the Offer pursuant to the procedures for guaranteed delivery but only if such Shares have been delivered prior to the exercise of the Top-Up Option) and the Support Agreement Shares must be sufficient for Purchaser to own at least 90% of the outstanding Shares;

•

the satisfaction or waiver of certain conditions set forth in the Activant Merger Agreement, including the accuracy of Activant’s representations and warranties set forth in the Activant Merger Agreement (subject to materiality and material adverse effect qualifications), including (i) the accuracy (subject to materiality and material adverse effect qualifications) of Activant’s representations and warranties set forth in the Activant Merger Agreement, including that since September 30, 2010, there has not been any effect, event, change, occurrence or circumstance that, individually or in the aggregate, has had or reasonably would be expected to have an Activant Material Adverse Effect (as defined herein), (ii) Activant’s compliance in all material respects with its covenants set forth in the Activant Merger Agreement, (iii) the absence of certain legal impediments to the Activant Merger and (iv) the expiration or termination of waiting periods (or any extensions thereof) under the HSR Act applicable to the transactions contemplated by the Activant Merger Agreement; and

•	that the Merger Agreement has not been terminated in accordance with its terms.

To satisfy the Minimum Tender Condition:

•

based on 64,166,065 Shares outstanding as of April 4, 2011 and assuming the issuance prior to the Expiration Date of 201,133 Shares reserved for future issuance as of April 4, 2011 pursuant to the Epicor 2002 Employee Stock Purchase Plan and 1,163,208 Shares reserved as of April 4, 2011 under outstanding options to purchase Shares (based on information provided to Parent and Purchaser by Epicior);

•	based on 13,491,693 Support Agreement Shares (pursuant to information filed with the SEC and as of such filing dates);

•	based on 7,161,826 Elliott Shares (as defined herein) as of April 5, 2011 (pursuant to information filed with the SEC);

•

assuming no Shares are issued after April 4, 2011, no additional stock options, stock units or other derivative securities are issued or become exercisable after April 4, 2011, Parent and its affiliates do not acquire any Shares, no Shares are acquired or disposed of with respect to the Support Agreement Shares and no Shares are acquired or disposed of with respect to the Elliott Shares; and

•	assuming the Elliott Shares are tendered in accordance with the Elliott Agreement (as defined herein);

at least 28,173,187 Shares (other than the Elliott Shares) would need to be validly tendered and not withdrawn prior to the Expiration Date.

The offer is also subject to other conditions. See Section 9—“Source and Amount of Funds,” See Section 11—“The Merger Agreement; Other Agreements” and Section 15—“Certain Conditions of the Offer.”

Do you have the financial resources to pay for all of the Shares that you are offering to purchase in the Offer?

Purchaser estimates that it will need up to approximately $715 million to purchase all of the issued and outstanding Shares and to pay related fees and expenses, and an additional $267 million to repay indebtedness of Epicor at the consummation of the Merger. Parent estimates that it will need up to approximately $391 million (subject to an adjustment relating to Activant’s net working capital, not expected to exceed $5 million) to consummate the Activant Merger and to pay related fees and expenses, and an additional $503 million to repay the indebtedness of Activant at the consummation of the Merger. In the aggregate, including certain fees, expenses and other items not included in any of the above amounts, Parent estimates that it will need up to approximately $2.0 billion to complete the acquisition of both Epicor and Activant. Parent has received a commitment from Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Royal Bank of Canada to provide it with a senior secured credit facility in an aggregate amount of $945 million (which we refer to as the “Senior Secured Facilities”), comprised of an $870 million term loan facility and a $75 million revolving credit facility. Additionally, Parent expects to either (i) issue and sell senior unsecured notes (which we refer to as the “Senior Notes”) in a Rule 144A or other private placement on or prior to the consummation of the Offer yielding at least $465 million in gross cash proceeds, or (ii) if and to the extent Parent does not, or is unable to issue Senior Notes yielding at least $465 million in gross cash proceeds on or prior to the consummation of the Offer, obtain up to $465 million, less the amount of Senior Notes, if any, issued on or prior to the consummation of the Offer, in loans under a new senior unsecured bridge facility (which we refer to as the “Bridge Facility” and together with the Senior Secured Facilities, the “Credit Facilities”). Subject to certain conditions, the Credit Facilities will be available to Parent to finance the Offer, the Merger and the Activant Merger, repay or refinance certain existing indebtedness of Epicor and Activant, pay related fees and expenses and to provide for funding of the Surviving Corporation. In addition, Parent has obtained a $647 million equity commitment from the Apax VII Funds (or their permitted assignees), which have sufficient uncalled capital to fund such equity commitment. Parent will contribute or otherwise advance to Purchaser a portion of the proceeds of the equity commitments and of the Credit Facilities, such that together Purchaser will have sufficient funds to pay the aggregate Offer Price for all Shares tendered in the Offer and all related fees and expenses. The equity and debt financing commitments are subject to certain conditions. In the event that we do not receive the proceeds of the debt financing commitments, we will not be obligated to purchase Shares in the Offer.

If the Merger Agreement is terminated in the circumstance in which we fail to consummate the Merger in accordance with the terms and conditions of the Merger Agreement because we do not receive the proceeds of the debt financing commitments, then Parent may be obligated to pay Epicor a termination fee of up to $60,000,000 and to pay Activant a termination fee of $48,950,000.

See Section 9—“Source and Amount of Funds” and Section 11—“The Merger Agreement; Other Agreements.”

Is your financial condition relevant to my decision to tender in the Offer?

No. We do not think that Purchaser’s financial condition is relevant to your decision whether to tender Shares and accept the Offer because:

•	Purchaser was organized solely in connection with the Offer and the Merger and, prior to the Expiration Date, will not carry on any activities other than in connection with the Offer and the Merger;

•	the Offer is being made for all outstanding Shares solely for cash;

•	if Purchaser consummates the Offer, Purchaser will acquire all remaining Shares for the same cash price in the Merger; and

•	Parent has received equity and debt commitments in respect of funds sufficient to purchase all Shares tendered pursuant to the Offer and has agreed to provide Purchaser with such funds.

See Section 9—“Source and Amount of Funds” and Section 11—“The Merger Agreement; Other Agreements.”

How long do I have to decide whether to tender in the Offer?

You have until midnight, Los Angeles time, on Friday, May 6, 2011, to tender your Shares in the Offer, unless the Offer is either extended or earlier terminated, each in accordance with the Merger Agreement. Further, if you cannot deliver everything that is required in order to make a valid tender by that time, you may be able to use a guaranteed delivery procedure by which a broker, a bank or any other fiduciary that is an eligible institution may guarantee that the missing items will be received by the Depositary within three trading days on the NASDAQ Global Select Market (“Nasdaq”). In addition, if we decide to provide a subsequent offering period in the Offer (which is subject to Epicor’s and Activant’s consent), you will have an additional opportunity to tender your Shares. If your Shares are held by a broker, dealer, trust company, bank or other nominee, you should contact your broker, dealer, trust company, bank or other nominee as they may require advance notification before the Expiration Date of the Offer. See Section 1—“Terms of the Offer” and Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

Can the Offer be extended and under what circumstances can or will the Offer be extended?

Yes, the Offer can be extended. Pursuant to the Merger Agreement, we are required to extend the Offer for the minimum period required by any rule, regulation, interpretation or position of the SEC or its staff applicable to the Offer, but in no event beyond October 4, 2011 (which we refer to as the “End Date”) or, if earlier, the date that is five business days following the later of (a) either the date on which the SEC has, orally or in writing, confirmed that it has no further comments on the proxy statement to be filed by Epicor in connection with the adoption of the Merger Agreement or the first date following the tenth calendar day following the filing of the preliminary proxy statement in connection with the adoption of the Merger Agreement if the SEC has not informed Epicor that it intends to review the proxy statement and (b) May 4, 2011 (we refer to the date that is the later of (a) or (b) as the “Proxy Statement Clearance Date”).

In addition, pursuant to the Merger Agreement, if at any then-scheduled Expiration Date:

•

the applicable waiting period (or any extensions thereof) under the HSR Act has not expired or otherwise been terminated, or such condition has not been waived, then we will extend the Offer for one or more occasions, in consecutive increments of up to five business days (or such longer period as Parent, Purchaser, Epicor and Activant may agree);

•	any condition of the Offer is not satisfied, then we may extend the Offer (at our sole option) by increments of five business days; and

•

any condition of the Offer is not satisfied, we will extend the Offer on one occasion for five business days (but not later than two business days following the Proxy Statement Clearance Date), if requested by Epicor in writing.

The maximum number of days that the Offer may be extended pursuant to any of the above three bullets is 20 business days.

If we extend the time period of this Offer, this extension will extend the time that you will have to tender your Shares. See Section 1—“Terms of the Offer” and Section 11—“The Merger Agreement; Other Agreements” for more details on our ability to extend the Offer.

Is the Activant Merger Agreement relevant to the Offer?

Yes. Parent only intends to consummate the Merger and, if applicable, the Offer, on the same day it consummates the Activant Merger. In addition, the consummation of the Offer is conditioned on the satisfaction or waiver of certain conditions set forth in the Activant Merger Agreement, including (i) the accuracy (subject to materiality and material adverse effect qualifications) of Activant’s representations and warranties set forth in the Activant Merger Agreement, including that since September 30, 2010, there has not been any effect, event, change, occurrence or circumstance that, individually or in the aggregate, has had or reasonably would be expected to have an Activant Material Adverse Effect (as defined herein), (ii) Activant’s compliance in all material respects with its covenants set forth in the Activant Merger Agreement, (iii) the absence of certain legal impediments to the Activant Merger and (iv) the expiration or termination of waiting periods (or any extensions thereof) under the HSR Act applicable to the transactions contemplated by the Activant Merger Agreement. Furthermore, the Merger Agreement may be terminated in accordance with its terms if the Activant Merger Agreement is terminated in accordance with its terms prior to the consummation of the Activant Merger, or in certain circumstances if Parent breaches or fails to perform in any material respect any of its representations, warranties, covenants or other agreements in the Activant Merger Agreement. The Activant Merger Agreement also places certain restrictions on the ability of Parent to take certain actions in connection with the Offer.

See Section 11—“The Merger Agreement; Other Agreements” and Section 15—“Certain Conditions of the Offer.”

Who is Activant?

Activant, through its wholly-owned subsidiary, Activant Solutions Inc., a Delaware corporation, is a leading technology provider of business management solutions serving mid-market retailers and distributors. Activant provides industry-specific software, professional services, content, supply chain connectivity and analytics. Activant is an established technology provider in the automotive aftermarket and among hard goods retailers, lumber and building materials dealers and industrial, electrical and plumbing supply houses.

Parent only intends to consummate the Merger and, if applicable, the Offer on the same day as the consummation of the Activant Merger. Upon consummation of the Merger and the Activant Merger, each of Epicor and Activant would be a wholly-owned subsidiary of Parent.

See Section 12—“Purpose of the Offer; Plans for Epicor”

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform the Depositary of that fact and will make a public announcement of the extension not later than 9:00 a.m., New York City time, on the next business day after the day of the scheduled Expiration Date. See Section 1—“Terms of the Offer.”

How do I tender my Shares?

To tender your Shares, you must deliver the certificates representing your Shares, together with a completed Letter of Transmittal and any other documents required by the Letter of Transmittal, to the Depositary not later than the time the Offer expires. If your Shares are held in street name (i.e., through a broker, dealer or other nominee), your Shares can be tendered by your nominee through The Depository Trust Company. If you are unable to deliver any required document or instrument to the Depositary by the expiration of the Offer, you may gain some extra time by having a broker, a bank or any other fiduciary that is an eligible guarantor institution guarantee that the missing items will be received by the Depositary by using the enclosed Notice of Guaranteed Delivery. For the tender to be valid, however, the Depositary must receive the missing items within three Nasdaq trading days. See Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

Until what time may I withdraw previously tendered Shares?

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. Thereafter, tenders of Shares are irrevocable, except that they may also be withdrawn after June 10, 2011, which is the 60th day after the commencement of the Offer, unless such Shares have already been accepted for payment by Purchaser pursuant to the Offer. If you tendered your Shares by giving instructions to a broker or other nominee, you must instruct your broker or nominee to arrange for the withdrawal of your Shares. In addition, you may not withdraw Shares tendered during a subsequent offering period, if there is one. See Section 4—“Withdrawal Rights.”

How do I withdraw previously tendered Shares?

To withdraw any of your previously tendered Shares, you must deliver a written notice of withdrawal, or a facsimile of such written notice, with the required information to the Depositary while you still have the right to withdraw such Shares. If you tendered your Shares by giving instructions to a broker or other nominee, you must instruct your broker or nominee to arrange for the withdrawal of your Shares. See Section 4—“Withdrawal Rights.”

Upon the successful consummation of the Offer, will Epicor continue as a public company?

No. Following the purchase of Shares in the Offer, we plan to immediately consummate the Merger. If the Merger takes place, Epicor will no longer be publicly owned. Even if for some reason the Merger does not take place but we purchase all of the tendered Shares, then there may be so few remaining stockholders and publicly held Shares that Epicor common stock will no longer be eligible to be traded on the Nasdaq or any other securities exchange, there may not be a public trading market for the common stock of Epicor, and Epicor may no longer be required to make filings with the SEC or otherwise comply with the rules of the SEC relating to publicly held companies. See Section 13—“Certain Effects of the Offer.”

If you do not consummate the Offer, will you nevertheless consummate the Merger?

In the event that the Minimum Tender Condition is not met, and in certain other circumstances, Epicor, Purchaser and Parent have agreed to consummate the Merger without the prior consummation of the Offer, after receipt of the approval of a majority of the stockholders of Epicor for the adoption of the Merger Agreement. In that case, the consummation of the Merger would be subject to conditions similar to the Offer conditions, other than the addition of a condition that stockholders have adopted the Merger Agreement and the inapplicability of (i) the Minimum Tender Condition and (ii) the Financing Proceeds Condition.

If we do not consummate the Offer, Epicor will hold a meeting of its stockholders to consider and vote on the adoption of the Merger Agreement and will separately mail a proxy statement related to that stockholder meeting to holders of record of Shares as of the record date for the stockholder meeting. We are not asking you to take any action with respect to the Merger at this time. See Section 11—“The Merger Agreement; Other Agreements.”

If I object to the price being offered, will I have appraisal rights?

Appraisal rights are not available as a result of the Offer. However, if the Merger takes place, stockholders who have not tendered their Shares in the Offer and who comply with the applicable legal requirements will have appraisal rights under Delaware law. If you choose to exercise your appraisal rights in connection with the Merger and you comply with the applicable legal requirements under Delaware law, you will be entitled to payment for your Shares based on a judicial determination of the fair value of your Shares. This value may be more or less than the price that we are offering to pay you for your Shares in the Offer. See Section 12—“Purpose of the Offer; Plans for Epicor.”

If I decide not to tender, how will the Offer affect my Shares?

Regardless of whether the Offer is consummated, subject to the satisfaction of certain conditions, including stockholder approval, if required by applicable law, the Merger will occur. If the Merger is consummated, then stockholders not tendering their Shares in the Offer will receive the same amount of cash per Share that they would have received had they tendered their Shares in the Offer, subject to any appraisal rights properly exercised under Delaware law. Therefore, if the Merger takes place, the only difference to you between tendering your Shares and not tendering your Shares is that if you tender your shares, you may be paid earlier and no appraisal rights will be available. If the Merger does not take place, however, the number of stockholders and the number of Shares that are held by the public may be so small that there no longer will be an active public trading market (or, possibly, there may not be any public trading market) for the Shares. Also, as described above, Epicor may no longer be required to make filings with the SEC or otherwise comply with the rules of the SEC relating to publicly held companies. See the “Introduction” and Section 13—“Certain Effects of the Offer.”

What is the market value of my Shares as of a recent date?

On April 1, 2011, the last trading day before we announced the Offer, the last sale price of the common stock of Epicor reported on Nasdaq was $11.24 per Share. On April 8, 2011, the last trading day before we commenced the Offer, the last sale price of the Shares reported on Nasdaq was $12.53 per Share. We encourage you to obtain a recent quotation for Shares in deciding whether to tender your Shares. See Section 6—“Price Range of Shares; Dividends.”

Has any agreement been reached with any of Epicor’s stockholders relating to the Offer?

Yes. Immediately prior to the execution of the Merger Agreement, L. George Klaus, Richard H. Pickup (and affiliated entities) and his son Todd Martin Pickup (and affiliated entities) entered into Non-Tender and Support Agreements with Parent pursuant to which such stockholders have agreed upon the terms and subject to the conditions of such agreements (i) not to tender their Shares in the Offer, (ii) to support the Merger and, if applicable, vote their Shares in favor of adoption of the Merger Agreement and (iii) immediately following the consummation of the Offer and prior to the consummation of the Merger, to transfer all of their Shares (which we refer to as the “Support Agreement Shares”) to Parent or its affiliates in exchange for an amount equal to the Offer Price per Share. The Non-Tender and Support Agreements will terminate upon a termination of the Merger Agreement.

Based on a Schedule 13D filed with the SEC by Todd Martin Pickup and Vintage Trust II on April 7, 2011, Todd Martin Pickup beneficially owns 5,699,400 Shares, which represents approximately 8.9% of the outstanding number of Shares. Based on Amendment No. 12 to Schedule 13D filed with the SEC by Richard H. Pickup on April 5, 2011, Richard H. Pickup beneficially owns 3,606,057 Shares, which represents approximately 5.6% of the outstanding number of Shares. Based on Amendment No. 1 to Schedule 13D filed with the SEC by L. George Klaus on April 5, 2011, Mr. Klaus beneficially owns 4,186,236 Shares, which represents approximately 6.5% of the outstanding Shares. Therefore, the aggregate number of Support Agreement Shares as of such dates was 13,491,693 Shares, which represents approximately 21% of the outstanding Shares.

In addition, following the execution of the Merger Agreement, Elliott Management Corporation entered into a Tender and Support Agreement (which we refer to as the “Elliott Agreement”) with parent pursuant to which such stockholder has agreed to tender its Shares (which we refer to as the “Elliott Shares”) in the Offer and support the Merger and, if applicable, vote its Shares in favor of adoption of the Merger Agreement upon the terms and subject to the conditions of such agreement. The Tender and Support Agreement will terminate upon certain circumstances, including upon termination of the Merger Agreement.

Based on Amendment No. 11 to Schedule 13D filed with the SEC by Elliott Associates, L.P., Elliott International, L.P. and Elliott International Capital Advisors Inc. on April 5, 2011, the number of Elliott Shares as of such date was 7,161,826 Shares, which represents approximately 11.0% of the outstanding number of Shares.

See Section 11—“The Merger Agreement; Other Agreements.”

If I tender my Shares, when and how will I get paid?

If the conditions to the Offer as set forth in Section 15—“Certain Conditions of the Offer” are satisfied or waived and Purchaser consummates the Offer and accepts your Shares for payment, we will pay you an amount equal to the number of Shares you tendered multiplied by $12.50 in cash, without interest, less any applicable withholding taxes promptly following expiration of the Offer. See Section 1—“Terms of the Offer” and Section 2—“Acceptance for Payment and Payment of Shares.”

What is the Top-Up Option and when could it be exercised?

If Parent, Purchaser and any of their respective affiliates acquire at least 90% of the outstanding Shares, including through exercise of the Top-Up Option and the Support Agreement Shares, Purchaser will consummate the Merger through the “short form” procedures available under Delaware law. Epicor has granted to Purchaser an irrevocable option (which we refer to as the “Top-Up Option”), which Purchaser shall exercise immediately following consummation of the Offer, if necessary, to purchase from Epicor the lowest number of Shares that, when added to the number of Shares directly or indirectly owned by Parent or Purchaser following consummation of the Offer (including Shares tendered in the Offer pursuant to the procedures for guaranteed delivery but only if such Shares have been delivered prior to the exercise of the Top-Up Option, and including the Support Agreement Shares), constitutes one Share more than 90% of the then outstanding Shares. The Epicor Board has unanimously (1) approved and declared advisable the Top-Up Option and (2) declared that the Top-Up Option is fair to and in the best interests of the stockholders of Epicor. See Section 12—“Purpose of the Offer; Plans for Epicor” and Section 16—“Certain Legal Matters; Regulatory Approvals.”

What will happen to my stock options in the Offer?

The Offer is made only for Shares and is not made for any stock options to purchase Shares (which we refer to as “Options”), including options that were granted under any Epicor stock plan. Pursuant to the Merger Agreement, each Option having an exercise price per Share that is less than the Offer Price and that is outstanding and unexercised immediately prior to the earlier of the consummation of the Offer or the Merger will be cancelled without any action on the part of the holder of such Option in consideration for the right at such time to receive, as promptly as reasonably practicable, an amount in cash, less any applicable withholding taxes, equal to the excess of the Offer Price over the per Share exercise price of the Option for each Share subject to such Option. Options with an exercise price that is equal to or greater than the Offer Price will be, upon the consummation of the Merger, canceled without consideration. See Section 11—“The Merger Agreement; Other Agreements.”

What will happen to my restricted stock units in the Offer?

The Offer is made only for Shares and is not made for any restricted stock units (including deferred stock units). Upon the earlier of the consummation of the Offer or the Merger, each outstanding restricted stock unit granted pursuant to Epicor’s equity compensation plans will be canceled in consideration for the right to receive a cash payment equal to the Offer Price, less any applicable withholding of taxes. See Section 11—“The Merger Agreement; Other Agreements.”

What are the United States federal income tax consequences of the Offer and the Merger?

If you are a United States Holder (as defined below), the receipt of cash by you in exchange for your Shares pursuant to the Offer or the Merger generally will be a taxable transaction to you for United States federal income tax purposes. In general, you will recognize gain or loss equal to the difference between your adjusted tax basis in the Shares you tender or exchange and the amount of cash you receive for those Shares. If you are a United States Holder and you hold your Shares as a capital asset, the gain or loss that you recognize generally will be a capital gain or loss and will be treated as a long-term capital gain or loss if you have held such Shares for more than one year. You should consult your tax advisor about the particular tax consequences to you of tendering your Shares in the Offer or exchanging your Shares in the Merger. See Section 5—“Certain United States Federal Income Tax Consequences” for a discussion of United States federal income tax consequences of tendering Shares pursuant to the Offer or exchanging Shares in the Merger.

Who should I talk to if I have additional questions about the Offer?

You may call BNY Mellon Shareowner Services, the Information Agent for the Offer, toll-free at (866) 401-4895 or collect at (201) 680-6579 (for bankers and brokers). You may also call Jefferies & Company, Inc., the Dealer Manager for the Offer, at (212) 323-3970.

INTRODUCTION

Element Merger Sub, Inc. (“Purchaser”), a Delaware corporation and direct wholly-owned subsidiary of Eagle Parent, Inc. (“Parent”), a Delaware corporation, hereby offers to purchase for cash all outstanding shares of common stock, par value $0.001 per share (“Shares”), of Epicor Software Corporation, a Delaware corporation (“Epicor”), at a price of $12.50 per Share, net to the seller in cash, without interest and less any applicable withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in this offer to purchase (this “Offer to Purchase”) and in the related letter of transmittal (the “Letter of Transmittal” which, together with this Offer to Purchase, any amendments or supplements hereto or thereto, collectively constitute the “Offer”). Parent is wholly owned by Apax US VII, L.P., a Cayman Islands exempted limited partnership, and Apax Europe VII-A, L.P. (“Apax Europe VII-A”), Apax Europe VII-B, L.P. (“Apax Europe VII-B”) and Apax Europe VII-1, L.P. (“Apax Europe VII-1” and, together with Apax US VII, Apax Europe VII-A and Apax Europe VII-B, the “Apax VII Funds”), each constituted under English limited partnership law. Apax US VII is advised by Apax Partners, L.P, a limited partnership organized under the laws of the State of Delaware. Apax Europe VII-A, Apax Europe VII-B and Apax Europe VII-1 are managed by Apax Partners Europe Managers Limited, a company constituted under English company law, which is advised by Apax Partners LLP, a partnership constituted under English limited liability partnership law. The Offer and the withdrawal rights will expire at midnight, Los Angeles time, on Friday, May 6, 2011 (which we refer to as the “Expiration Date”), unless the Offer is extended (in which event the term “Expiration Date” means the latest time and date on which the Offer, as so extended, expires) or earlier terminated in accordance with the terms of the Merger Agreement (as defined below).

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of April 4, 2011 (which we refer to as the “Merger Agreement”), by and among Parent, Purchaser and Epicor. The Merger Agreement provides that Purchaser will be merged with and into Epicor (which we refer to as the “Merger”), with Epicor continuing as the surviving corporation in the Merger and becoming a wholly-owned subsidiary of Parent (which we refer to as the “Surviving Corporation”). Pursuant to the Merger Agreement, at the effective time of the Merger (which we refer to as the “Effective Time”), each Share outstanding immediately prior to the Effective Time (other than (a) Shares owned by Parent, Purchaser or Epicor, all of which will be cancelled, (b) Shares that are held by stockholders, if any, who are entitled to and have properly exercised their appraisal rights under Section 262 of the Delaware General Corporation Law (which we refer to as the “DGCL”) and (c) Shares owned by certain stockholders of Epicor who are party to Non-Tender and Support Agreements among Parent, Purchaser and such stockholders (which we refer to as “Support Agreement Shares”)) will be converted into the right to receive an amount in cash, without interest and less any applicable withholding taxes, equal to the Offer Price (which we refer to as the “Merger Consideration”). The Merger Agreement and the Non-Tender and Support Agreements are more fully described in Section 11—“The Merger Agreement; Other Agreements,” which also contains a discussion of the treatment of options, restricted stock and other equity securities of Epicor.

In addition, Parent also intends to acquire Activant Group Inc., a Delaware Corporation (which we refer to as “Activant”) pursuant to the Agreement and Plan of Merger, dated as of April 4, 2011 (which we refer to as the “Activant Merger Agreement”), by and among Parent, Sun5 Merger Sub, Inc., a Delaware corporation and direct wholly-owned subsidiary of Parent (which we refer to as “Activant Merger Sub”), Activant and Hellman & Friedman Capital Partners V, L.P., a Delaware limited partnership, solely in its capacity as agent and attorney-in-fact for Activant’s stockholders and optionholders. On the same day as the consummation of the Offer, Activant Merger Sub will merge with and into Activant (which we refer to as the “Activant Merger”), with Activant continuing as the surviving corporation in the Activant Merger and becoming a direct wholly-owned subsidiary of Parent.

Tendering stockholders who are record owners of their Shares and tender directly to the Depositary (as defined below) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker or bank should consult such institution as to whether it charges any service fees. Parent or Purchaser will pay all charges and expenses of BNY Mellon Shareowner Services, as the depositary for the Offer (which we refer to as the “Depositary”) and as information agent for the Offer (which we refer to as the “Information Agent”), incurred in connection with the Offer. See Section 17—“Fees and Expenses.”

After careful consideration, the board of directors of Epicor (which we refer to as the “Epicor Board”) has unanimously (1) approved and declared advisable the Merger Agreement, the Offer, the Merger, and the other transactions contemplated by the Merger Agreement, (2) declared that the terms of the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger, the Offer, and the other transactions contemplated by the Merger Agreement, on the terms and subject to the conditions set forth therein, are fair to and in the best interests of the stockholders of Epicor and (3) recommended that stockholders of Epicor accept the Offer and tender their Shares into the Offer and, if necessary, vote their Shares in favor of adoption of the Merger Agreement.

A more complete description of the Epicor Board’s reasons for authorizing and approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, is set forth in Epicor’s Solicitation/Recommendation Statement on Schedule 14D-9 (which we refer to as the “Schedule 14D-9”) under the United States Securities Exchange Act of 1934, as amended (which we refer to as the “Exchange Act”), that is being furnished to stockholders in connection with the Offer. Stockholders should carefully read the information set forth in the Schedule 14D-9, including the information set forth under the sub-heading “Background of the Offer and Merger; Reasons for Recommendation.”

The obligation of Purchaser to purchase Shares tendered in the Offer is subject to the satisfaction or waiver of a number of conditions set forth in the Merger Agreement, including, among other things, (a) there being validly tendered and not validly withdrawn (including Shares tendered in the Offer pursuant to the procedures for guaranteed delivery but only if such Shares have been delivered pursuant to such guarantees) prior to the Expiration Date, a number of Shares which, when added to the Shares owned by Parent and its affiliates, would represent at least 74.51% of the Shares outstanding as of the expiration of the Offer less the number of Support Agreement Shares (which we refer to as the “Minimum Tender Condition”), (b) the expiration or termination of any applicable waiting period (or any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (which we refer to as the “HSR Act”); (c) the receipt of proceeds by Parent under a debt commitment letter from Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Royal Bank of Canada (or the receipt of alternative financing from alternative sources on terms and conditions that are not less favorable, in the aggregate, to Parent and Purchaser), or the receipt of a definitive and irrevocable confirmation from such financing sources (or alternative financing sources) that all of the financing (or alternative financing) will be available at the consummation of the Offer on the terms and conditions set forth in such debt commitment letter, as determined in the reasonable judgment of Parent (which we refer to as the “Financing Proceeds Condition”); (d) the accuracy (subject to materiality and material adverse effect qualifications) of Epicor’s representations and warranties set forth in the Merger Agreement, including that since December 31, 2010, there has not been any event, development or state of circumstances that has had, individually or in the aggregate, a Company Material Adverse Effect (as defined in the Merger Agreement); (e) if Parent or Purchaser will not own more than 90% of the Shares immediately after the consummation of the Offer and, therefore, the exercise of the Top-Up Option (as defined below) is necessary to ensure that Parent or Purchaser owns at least 90% of the Shares immediately after the consummation of the Offer, there shall not exist under applicable law or other legal requirement any restriction or legal impediment on Purchaser’s ability and right to exercise the Top-Up Option, and the Shares issuable upon exercise of the Top-Up Option, together with the Shares validly tendered in the Offer and not properly withdrawn (including Shares tendered in the Offer pursuant to the procedures for guaranteed delivery but only if such Shares have been delivered prior to the exercise of the Top-Up Option) and the Support Agreement Shares are sufficient for Purchaser to own at least 90% of the outstanding Shares; (f) certain conditions set forth in the Activant Merger Agreement have been satisfied or waived, including the accuracy (subject to materiality and material adverse effect qualifications) of Activant’s representations and warranties set forth in the Activant Merger

Agreement, including (i) that since September 30, 2010, there has not been any effect, event, change, occurrence or circumstance that, individually or in the aggregate, has had or reasonably would be expected to have an Activant Material Adverse Effect (as defined herein), (ii) Activant’s compliance in all material respects with its covenants set forth in the Activant Merger Agreement, (iii) the absence of certain legal impediments to the merger contemplated by the Activant Merger Agreement and (iv) the expiration or termination of waiting periods (or any extensions thereof) under the HSR Act applicable to the transactions contemplated by the Activant Merger Agreement; and (g) that the Merger Agreement has not been terminated in accordance with its terms. The offer is also subject to other conditions. See Section 9—“Source and Amount of Funds” and Section 15—“Certain Conditions of the Offer.”

Epicor has represented to Parent that, as of April 4, 2011, (i) 64,166,065 Shares were issued and outstanding, (ii) 201,133 Shares were reserved for future issuance pursuant to the Epicor 2002 Employee Stock Purchase Plan (which we refer to as the “ESPP”) and one Offering Period (as defined under the ESPP) in progress as of such date, which is scheduled to terminate on July 31, 2011 (or such earlier date as may be determined pursuant to the terms of the ESPP), and (iii) 1,163,208 Shares were reserved under outstanding options to purchase Shares. As of the date of this Offer to Purchase, none of Parent, Purchaser or any person listed on Schedule I beneficially owns any Shares. Based on a Schedule 13D filed with the SEC by Todd Martin Pickup and Vintage Trust II on April 7, 2011, Todd Martin Pickup beneficially owns 5,699,400 Shares, which represents approximately 8.9% of the outstanding number of Shares. Based on Amendment No. 12 to Schedule 13D filed with the SEC by Richard H. Pickup on April 5, 2011, Richard H. Pickup beneficially owns 3,606,057 Shares, which represents approximately 5.6% of the outstanding number of Shares. Based on Amendment No. 1 to Schedule 13D filed with the SEC by L. George Klaus on April 5, 2011, Mr. Klaus beneficially owns 4,186,236 Shares, which represents approximately 6.5% of the outstanding Shares. Therefore, the number of Support Agreement Shares as of such dates was 13,491,693 Shares, which represents approximately 21% of the outstanding Shares.

Based on Amendment No. 11 to Schedule 13D filed with the SEC by Elliott Associates, L.P., Elliott International, L.P. and Elliott International Capital Advisors Inc. on April 5, 2011, the number of Elliott Shares as of such date was 7,161,826 Shares, which represents approximately 11.0% of the outstanding number of Shares.

To satisfy the Minimum Tender Condition:

•

based on 64,166,065 Shares outstanding as of April 4, 2011 and assuming the issuance prior to the Expiration Date of 201,133 Shares reserved for future issuance as of April 4, 2011 pursuant to the Epicor 2002 Employee Stock Purchase Plan and 1,163,208 Shares reserved as of April 4, 2011 under outstanding options to purchase Shares (based on information provided to Parent and Purchaser by Epicor);

•	based on 13,491,693 Support Agreement Shares (pursuant to information that has been filed with the SEC and as of such filing dates);

•	based on 7,161,826 Elliott Shares (as defined herein) as of April 5, 2011 (pursuant to information filed with the SEC);

•

assuming no Shares are issued after April 4, 2011, no additional stock options, stock units or other derivative securities are issued or become exercisable after April 4, 2011, Parent and its affiliates do not acquire any Shares, no Shares are acquired or disposed of with respect to the Support Agreement Shares and no Shares are acquired or dispose of with respect to the Elliott Shares; and

•	assuming the Elliott Shares are tendered in accordance with the Elliott Agreement (as defined herein);

at least 28,173,187 Shares (other than the Elliott Shares) would need to be validly tendered and not withdrawn prior to the Expiration Date.

For more information about the Non-Tender and Support Agreements, see Section 11—“The Merger Agreement; Other Agreements.”

The Merger is subject to the satisfaction or waiver of certain conditions, including, if required, the adoption of the Merger Agreement by the affirmative vote of the holders of at least a majority of the then outstanding Shares. This Offer to Purchase does not constitute a solicitation of proxies, and Purchaser is not soliciting proxies at this time. If Purchaser acquires at least 90% of the Shares in the Offer, including pursuant to the Top-Up Option, if applicable, Purchaser may consummate the Merger under the DGCL without a stockholders’ meeting and without the approval of Epicor’s other stockholders. In the event that the Minimum Tender Condition is not met, and in certain other circumstances, Epicor, Purchaser and Activant have agreed to consummate the Merger without the prior consummation of the Offer, after receipt of the approval of a majority of Epicor’s stockholders for the adoption of the Merger Agreement. In that case, the consummation of the Merger would be subject to similar conditions as the Offer conditions, other than the addition of the stockholder approval requirement and the inapplicability of (i) the Minimum Tender Condition and (ii) the Financing Proceeds Conditions. See Section 11—“The Merger Agreement; Other Agreements.”

Certain United States federal income tax consequences of the sale of Shares pursuant to the Offer and the exchange of Shares pursuant to the Merger are described in Section 5—“Material United States Federal Income Tax Consequences.”

The Offer will expire at midnight, Los Angeles time, on Friday, May 6, 2011, unless we either extend or terminate the Offer.

THIS OFFER TO PURCHASE AND THE LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

THE TENDER OFFER

1.	Terms of the Offer.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), Purchaser will accept for payment and pay for all Shares validly tendered prior to the Expiration Date and not properly withdrawn as permitted under Section 4—“Withdrawal Rights.”

The obligation of Purchaser to purchase Shares tendered in the Offer is subject to the satisfaction or waiver of the Minimum Tender Condition, the Financing Proceeds Condition and the other conditions set forth in Section 15—“Certain Conditions of the Offer.” Subject to the provisions of the Merger Agreement and the Activant Merger Agreement, Purchaser may waive any or all of the conditions to its obligation to purchase Shares pursuant to the Offer (other than the Minimum Tender Condition, which may only be waived with the prior written consent of Epicor and Activant). Pursuant to the Merger Agreement, Purchaser is required to extend the Offer beyond the initial Expiration Date for the minimum period required by any rule, regulation, interpretation or position of the SEC or its staff applicable to the Offer, but in no event beyond October 4, 2011 (which we refer to as the “End Date”) or, if earlier, the date that is five business days following the later of (a) either the date on which the SEC has, orally or in writing, confirmed that it has no further comments on the proxy statement to be filed by Epicor in connection with the adoption of the Merger Agreement or the first date following the tenth calendar day following the filing of the preliminary proxy statement in connection with the adoption of the Merger Agreement if the SEC has not informed Epicor that it intends to review the proxy statement and (b) May 4, 2011 (we refer to the date that is the later of (a) or (b) as the “Proxy Statement Clearance Date”). In addition, pursuant to the Merger Agreement, if at any then-scheduled Expiration Date, (i) the applicable waiting period (or any extensions) under the HSR Act has not expired or otherwise been terminated, or such condition has not been waived, then we will extend the Offer for one or more occasions, in consecutive increments of up to five business days (or such longer period as Parent, Purchaser, Epicor and Activant may agree); (ii) any condition of the Offer is not satisfied, then we may extend the Offer (at our sole option) by increments of five business days; and (iii) any condition of the Offer is not satisfied, on one occasion for five business days (but not later than two business days following the Proxy Statement Clearance Date), if requested by Epicor in writing. The maximum number of days that the Offer may be extended (pursuant to clauses (i), (ii) and (iii)) is 20 business days.

Subject to the applicable rules and regulations of the SEC and the provisions of the Merger Agreement and the Activant Merger Agreement, Purchaser expressly reserves the right, in its sole discretion, at any time or from time to time, (i) to extend the Offer if any of the conditions set forth in Section 15—“Certain Conditions of the Offer” have not been satisfied, (ii) to waive any condition to the Offer (other than the Minimum Tender Condition) or (iii) modify the terms of the Offer (including by increasing the Offer Price), in each case by giving oral or written notice of such extension, termination, waiver or amendment to the Depositary and by making a public announcement thereof.

If we extend the Offer, are delayed in our acceptance for payment of or payment (whether before or after our acceptance for payment for Shares) for Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein under Section 4—“Withdrawal Rights.” However, our ability to delay the payment for Shares that we have accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires us to promptly pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer.

We have agreed not to provide a subsequent offering period, in accordance with Rule 14d-11 under the Exchange Act (each, a “Subsequent Offering Period”) without the prior consent of Epicor and Activant. A Subsequent Offering Period is a period of at least three business days, following the satisfaction or waiver of all the conditions to the Offer and the acceptance for payment of all the Shares validly tendered and not properly withdrawn, during which time stockholders whose Shares have not been accepted for payment may tender, but not withdraw, their Shares and receive the Offer Price. If we provide (with Epicor’s and Activant’s consent) a Subsequent Offering Period, we may (subject to Epicor’s and Activant’s consent) extend the Subsequent Offering Period, provided that we are not permitted under U.S. federal securities laws to provide a Subsequent Offering Period of more than 20 business days in the aggregate.

If we make a material change in the terms of the Offer or the information concerning the Offer or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(d)(1), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. In the SEC’s view, an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders, and with respect to a change in price or a change in percentage of securities sought, a minimum ten business day period generally is required to allow for adequate dissemination to stockholders and investor response. Accordingly, if, prior to the Expiration Date, Purchaser decreases the number of Shares being sought or increases the consideration offered pursuant to the Offer, and if the Offer is scheduled to expire at any time earlier than the tenth business day from the date that notice of such increase or decrease is first published, sent or given to stockholders, the Offer will be extended at least until the expiration of such tenth business day.

If, on or before the Expiration Date, we increase the consideration being paid for Shares accepted for payment in the Offer, such increased consideration will be paid to all stockholders whose Shares are purchased in the Offer, whether or not such Shares were tendered before the announcement of the increase in consideration.

Any extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, such announcement in the case of an extension to be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Subject to applicable law (including Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act, which require that material changes be promptly disseminated to stockholders in a manner reasonably designed to inform them of such changes) and without limiting the manner in which Purchaser may choose to make any public announcement, Purchaser shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to a national news service. As used in this Offer to Purchase, “business day” means any day other than a Saturday, Sunday or a federal holiday, and shall consist of the time period from 12:01 AM through 12:00 midnight, Los Angeles time.

Epicor has provided Purchaser with Epicor’s stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the Letter of Transmittal will be mailed to record holders of Shares whose names appear on Epicor’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

2.	Acceptance for Payment and Payment for Shares.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will accept for payment and will pay for all Shares validly tendered prior to the Expiration Date and not properly withdrawn pursuant to the Offer promptly after the Expiration Date. Subject to the Merger Agreement and in compliance with Rule 14e-1(c) under the Exchange Act, Purchaser expressly reserves the right to delay payment for Shares pending receipt of regulatory or government approvals. Rule 14e-1(c) under the Exchange Act relates to the obligation of Purchaser to promptly pay for or return tendered Shares promptly after the termination or withdrawal of the Offer. See Section 16—“Certain Legal Matters; Regulatory Approvals.”

In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (which we refer to as the “Share Certificates”) or confirmation (which we refer to as a “Book-Entry Confirmation”) of a book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (which we refer to as the “Book-Entry Transfer Facility”) pursuant to the procedures set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined below) in lieu of the Letter of Transmittal, and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times (including following the consummation of the Merger) depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn, if and when Purchaser gives oral or written notice to the Depositary of Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If, for any reason whatsoever, acceptance for payment of any Shares tendered pursuant to the Offer is delayed, or Purchaser is unable to accept for payment Shares tendered pursuant to the Offer, then, without prejudice to Purchaser’s rights under the Offer hereof, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn, except to the extent that the tendering stockholders are entitled to withdrawal rights as described in Section 4—“Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act.

Under no circumstances will interest on the Offer Price for Shares be paid, regardless of any extension of the Offer or delay in making such payment.

If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates evidencing unpurchased or untendered Shares will be returned, without expense, to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedure set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” such Shares will be credited to an account maintained at the Book-Entry Transfer Facility), promptly following the expiration or termination of the Offer.

If, prior to the Expiration Date, Purchaser increases the price being paid for Shares, Purchaser will pay the increased consideration for all Shares purchased pursuant to the Offer, whether or not those Shares were tendered prior to the increase in consideration.

3.	Procedures for Accepting the Offer and Tendering Shares.

Valid Tenders. In order for a Epicor stockholder to validly tender Shares pursuant to the Offer, either (i) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal), and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase, and either the Share Certificates evidencing tendered Shares must be received by the Depositary at such address or such Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the Expiration Date, or (ii) the tendering stockholder must comply with the guaranteed delivery procedures described below. No alternative, conditional or contingent tenders will be accepted.

Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make a book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at the Book-Entry Transfer Facility, an Agent’s Message and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or the tendering stockholder must comply with the guaranteed delivery procedure described below. Delivery of documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary.

The term “Agent’s Message” means a message, transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, that states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against such participant.

Signature Guarantees. No signature guarantee is required on the Letter of Transmittal (i) if the Letter of Transmittal is signed by the registered holder (which term, for purposes of this Section 3, includes any participant in the Book-Entry Transfer Facility’s systems whose name appears on a security position listing as the owner of the Shares) of the Shares tendered therewith, unless such holder has completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal or (ii) if the Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member of or participant in a recognized “Medallion Program” approved by the Securities Transfer Association Inc., including the Security Transfer Agents Medallion Program (STAMP), the Stock Exchange Medallion Program (SEMP) and the New York Stock Exchange Medallion Signature Program (MSP), or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 of the Exchange Act (each, what we refer to as an “Eligible Institution” and collectively what we refer to as “Eligible Institutions”). In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal. If a Share Certificate is registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made or delivered to, or a Share Certificate not accepted for payment or not tendered is to be issued in the name of or returned to, a person other than the registered holder(s), then the Share Certificate must be endorsed or accompanied by appropriate duly executed stock powers, in either case signed exactly as the name(s) of the registered holder(s) appears on the Share Certificate, with the signature(s) on such Share Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

Guaranteed Delivery. If a stockholder desires to tender Shares pursuant to the Offer and the Share Certificates evidencing such stockholder’s Shares are not immediately available or such stockholder cannot deliver the Share Certificates and all other required documents to the Depositary prior to the Expiration Date, or such stockholder cannot complete the procedure for delivery by book-entry transfer on a timely basis, such Shares may nevertheless be tendered; provided that all of the following conditions are satisfied:

i.	such tender is made by or through an Eligible Institution;

ii.	a properly completed and duly executed “Notice of Guaranteed Delivery,” substantially in the form made available by Purchaser, is received prior to the Expiration Date by the Depositary as provided below; and

iii.	the Share Certificates (or a Book-Entry Confirmation) evidencing all tendered Shares, in proper form for transfer, in each case together with the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message), and any other documents required by the Letter of Transmittal are received by the Depositary within three Nasdaq trading days after the date of execution of such Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be delivered by overnight courier or transmitted by facsimile transmission or mailed to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the form of Notice of Guaranteed Delivery made available by Purchaser. In the case of Shares held through the Book-Entry Transfer Facility, the Notice of Guaranteed Delivery must be delivered to the Depositary by a participant by means of the confirmation system of the Book-Entry Transfer Facility.

The method of delivery of Share Certificates, the Letter of Transmittal, and all other required documents, including delivery through the Book-Entry Transfer Facility, is at the option and risk of the tendering stockholder, and the delivery will be deemed made only when actually received by the Depositary (including, in the case of a book-entry transfer, receipt of a Book-Entry Confirmation). If delivery is by mail, then registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the terms and conditions of the Offer, as well as the tendering stockholder’s representation and warranty that such stockholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal, and that when Purchaser accepts the Shares for payment, it will acquire good and unencumbered title, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claims. Purchaser’s acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and Purchaser upon the terms and subject to the conditions of the Offer.

Determination of Validity. All questions as to the validity, form, eligibility (including, without limitation, time of receipt) and acceptance for payment of any tender of Shares will be determined by Purchaser in its reasonable discretion, which determination shall be final and binding on all parties. Purchaser reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of which may, in the opinion of its counsel, be unlawful. Purchaser also reserves the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to the satisfaction of Purchaser. None of Purchaser, the Depositary, the Information Agent, the Dealer Manager or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Purchaser’s interpretation of the terms and conditions of the Offer (including, without limitation, the Letter of Transmittal and the instructions thereto) will be final and binding.

Appointment. By executing the Letter of Transmittal (or delivering an Agent’s Message in the case of Book-Entry Transfer) as set forth above, the tendering stockholder will irrevocably appoint designees of Purchaser, and each of them, as such stockholder’s attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. All such proxies will be considered coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, Purchaser accepts for payment Shares tendered by such stockholder as provided herein. Upon such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective) with respect thereto. Each designee of Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of Epicor’s stockholders, actions by written consent in lieu of any such meeting or otherwise, as such designee in its sole discretion deems proper. Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon Purchaser’s acceptance for payment of such Shares, Purchaser must be able to exercise full voting, consent and other rights with respect to such Shares and other securities and rights, including voting at any meeting of stockholders.

Backup Withholding. Under the “backup withholding tax” provisions of United States federal income tax law, the Depositary may be required to withhold and pay over to the United States Internal Revenue Service (which we refer to as “IRS”) a portion (currently, 28%) of the amount of any payments made by Purchaser pursuant to the Offer. In order to prevent backup withholding tax from being imposed on the payment of the Offer Price of Shares purchased pursuant to the Offer, each United States Holder (as defined below) must provide the Depositary with such stockholder’s correct taxpayer identification number (which we refer to as “TIN”) and certify that such stockholder is not subject to backup withholding tax by completing IRS Form W-9 included in the Letter of Transmittal or otherwise establish a valid exemption from backup withholding tax to the satisfaction of the Depositary. If a stockholder does not provide its correct TIN or fails to provide the certifications described above, the IRS may impose a penalty on the stockholder and payment of cash to the stockholder pursuant to the Offer may be subject to backup withholding tax. All United States Holders (as defined below) surrendering Shares pursuant to the Offer should complete and sign the IRS Form W-9 included in the Letter of Transmittal to provide the information necessary to avoid backup withholding tax. Certain stockholders (including, among others, all corporations and certain foreign individuals) are exempt from backup withholding tax and payments to such persons will not be subject to backup withholding tax provided that a valid exemption is established to the satisfaction of the Depositary. Each tendering non-United States Holder (as defined below) should submit an appropriate properly completed IRS Form W-8 (a copy of which may be obtained from the Depositary) certifying, under penalties of perjury, to such non-United States Holder’s foreign status in order to establish an exemption from backup withholding tax. See Instruction 8 of the Letter of Transmittal.

4.	Withdrawal Rights.

Except as otherwise provided in this Section 4, tenders of Shares made pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. Thereafter, tenders of Shares are irrevocable, except that they may also be withdrawn after June 10, 2011, which is the 60th day after the commencement of the Offer, unless such Shares have been accepted for payment by Purchaser pursuant to the Offer.

For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares.

If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein.

Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered at any time prior to the Expiration Date by following one of the procedures described in Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

If we provide a Subsequent Offering Period following the Offer, no withdrawal rights will apply to Shares tendered in such Subsequent Offering Period or to Shares previously tendered in the Offer and accepted for payment.

All questions as to the form and validity (including, without limitation, time of receipt) of any notice of withdrawal will be determined by Purchaser, in its reasonable discretion, whose determination will be final and binding. None of Purchaser, the Depositary, the Information Agent, the Dealer Manager or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5.	Material United States Federal Income Tax Consequences.

The following is a summary of the material United States federal income tax consequences to beneficial owners of Shares upon the tender of Shares for cash pursuant to the Offer and the exchange of Shares for cash pursuant to the Merger. This summary is general in nature and does not discuss all aspects of United States federal income taxation that may be relevant to a holder of Shares in light of its particular circumstances. In addition, this summary does not describe any tax consequences arising under the laws of any local, state or foreign jurisdiction and does not consider any aspects of United States federal tax law other than income taxation. This summary deals only with Shares held as capital assets within the meaning of Section 1221 of the United States Internal Revenue Code of 1986, as amended (which we refer to as the “Code”) (generally, property held for investment), and does not address tax considerations applicable to any holder of Shares that may be subject to special treatment under the United States federal income tax laws, including:

•	a bank or other financial institution;

•	a tax-exempt organization;

•	a retirement plan or other tax-deferred account;

•	a partnership, an S corporation or other pass-through entity (or an investor in a partnership, S corporation or other pass-through entity);

•	an insurance company;

•	a mutual fund;

•	a real estate investment trust;

•	a dealer or broker in stocks and securities, or currencies;

•	a trader in securities that elects mark-to-market treatment;

•	a holder of Shares subject to the alternative minimum tax provisions of the Code;

•	a holder of Shares that received the Shares through the exercise of an employee stock option, through a tax qualified retirement plan or otherwise as compensation;

•	a person that has a functional currency other than the United States dollar;

•	a person that holds the Shares as part of a hedge, straddle, constructive sale, conversion or other integrated transaction;

•	certain former United States citizens or long-term residents;

•	any holder of Shares that entered into a Non-Tender and Support Agreement as part of the transactions described in this Offer to Purchase; or

•

any holder of Shares that beneficially owns, actually or constructively, or at some time during the 5-year period ending on the date of the exchange has beneficially owned, actually or constructively, more than 5% of the total fair market value of the Shares.

If a partnership (including any entity or arrangement treated as a partnership for United States federal income tax purposes) holds Shares, the tax treatment of a holder that is a partner in the partnership generally will depend upon the status of the partner and the activities of the partner and the partnership. Such holders should consult their own tax advisors regarding the tax consequences of exchanging the Shares pursuant to the Offer or pursuant to the Merger.

This summary is based on the Code, the Treasury regulations promulgated under the Code, and rulings and judicial decisions, all as in effect as of the date of this Offer to Purchase, and all of which are subject to change or differing interpretations at any time, with possible retroactive effect. We have not sought, and do not intend to seek, any ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and no assurance can be given that the IRS will agree with the views expressed herein, or that a court will not sustain any challenge by the IRS in the event of litigation.

The discussion set out herein is intended only as a summary of the material United States federal income tax consequences to a holder of Shares. We urge you to consult your own tax advisor with respect to the specific tax consequences to you in connection with the Offer and the Merger in light of your own particular circumstances, including federal estate, gift and other non-income tax consequences, and tax consequences under state, local or foreign tax laws.

United States Holders

For purposes of this discussion, the term “United States Holder” means a beneficial owner of Shares that is, for United States federal income tax purposes:

•	a citizen or resident of the United States;

•

a corporation (or any other entity or arrangement treated as a corporation for United States federal income tax purposes) organized in or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate, the income of which is subject to United States federal income taxation regardless of its source; or

•

a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (ii) the trust has validly elected to be treated as a “United States person” under applicable Treasury regulations.

Payments with Respect to Shares

The exchange of Shares for cash pursuant to the Offer or pursuant to the Merger will be a taxable transaction for United States federal income tax purposes, and a United States Holder who receives cash for Shares pursuant to the Offer or pursuant to the Merger generally will recognize gain or loss, if any, equal to the difference between the amount of cash received and the holder’s adjusted tax basis in the Shares exchanged therefor. Gain or loss generally will be determined separately for each block of Shares (i.e., Shares acquired at the same cost in a single transaction) held by such United States Holder. Such gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if such United States Holder’s holding period for the Shares is more than one year at the time of the exchange. Long-term capital gain recognized by an individual holder generally is eligible for reduced rates of taxation. There are limitations on the deductibility of capital losses.

Backup Withholding Tax

Proceeds from the exchange of Shares pursuant to the Offer or pursuant to the Merger generally will be subject to backup withholding tax at the applicable rate (currently, 28%) unless the applicable United States Holder or other payee provides a valid taxpayer identification number and complies with certain certification procedures (generally, by providing a properly completed IRS Form W-9) or otherwise establishes an exemption from backup withholding tax. Any amounts withheld under the backup withholding tax rules from a payment to a United States Holder will be allowed as a credit against that holder’s United States federal income tax liability and may entitle the holder to a refund, provided that the required information is timely furnished to the IRS. Each United States Holder should complete and sign the IRS Form W-9, which will be included with the Letter of Transmittal to be returned to the Depositary, to provide the information and certification necessary to avoid backup withholding tax, unless an exemption applies and is established in a manner satisfactory to the Depositary.

Non-United States Holders

The following is a summary of the material United States federal income tax consequences that will apply to you if you are a non-United States Holder of Shares. The term “non-United States Holder” means a beneficial owner of Shares that is:

•	a nonresident alien individual;

•	a foreign corporation; or

•	a foreign estate or trust.

The following discussion applies only to non-United States Holders, and assumes that no item of income, gain, deduction or loss derived by the non-United States Holder in respect of Shares at any time is effectively connected with the conduct of a United States trade or business. Special rules, not discussed herein, may apply to certain non-United States Holders, such as:

•	certain former citizens or residents of the United States;

•	controlled foreign corporations;

•	passive foreign investment companies;

•	corporations that accumulate earnings to avoid United States federal income tax;

•	investors in pass-through entities that are subject to special treatment under the Code; and

•	non-United States Holders that are engaged in the conduct of a United States trade or business.

Payments with Respect to Shares

Payments made to a non-United States Holder with respect to Shares exchanged for cash in the Offer or pursuant to the Merger generally will be exempt from United States federal income tax. However, if the non-United States Holder is an individual who was present in the United States for 183 days or more in the taxable year of the exchange and certain other conditions are met, such holder will be subject to tax at a flat rate of 30% (or such lower rate as may be specified under an applicable income tax treaty) on any gain from the exchange of the Shares, net of applicable United States-source losses from sales or exchanges of other capital assets recognized by the holder during the year.

Backup Withholding Tax

A non-United States Holder may be subject to backup withholding tax with respect to the proceeds from the disposition of Shares pursuant to the Offer or pursuant to the Merger, unless, generally, the non-United States Holder certifies under penalties of perjury on an appropriate IRS Form W-8 that such non-United States Holder is not a United States person, or the non-United States Holder otherwise establishes an exemption in a manner satisfactory to the Depositary.

Any amounts withheld under the backup withholding tax rules generally will be allowed as a refund or a credit against the non-United States Holder’s United States federal income tax liability, provided the required information is furnished to the IRS.

The foregoing summary does not discuss all aspects of United States federal income taxation that may be relevant to particular holders Shares. Holders of Shares should consult their own tax advisors as to the particular tax consequences to them of tendering their Shares for cash pursuant to the Offer or exchanging their Shares for cash in the Merger under any federal, state, foreign, local or other tax laws.

6.	Price Range of Shares; Dividends.

The Shares are listed on the NASDAQ Global Select Market (“Nasdaq”) under the symbol “EPIC.” The Shares have been listed on the Nasdaq since October 22, 1992.

The following table sets forth for the indicated periods the high and low sales prices per Share as reported on the Nasdaq.

	High	Low
Year Ended December 31, 2009
First Quarter	$5.20	$2.33
Second Quarter	5.87	3.67
Third Quarter	6.83	5.20
Fourth Quarter	8.00	6.16

Year Ended December 31, 2010
First Quarter	$10.12	$7.17
Second Quarter	10.99	7.97
Third Quarter	8.98	6.36
Fourth Quarter	10.74	8.59

Year Ending December 31, 2011
First Quarter	11.40	9.62
April 1, 2011 to April 8, 2011	12.57	11.09

On April 1, 2011, the last trading day before Epicor announced that Parent and Epicor had entered into the Merger Agreement, the last sale price of Shares reported on the Nasdaq was $11.24 per Share; therefore, the Offer Price of $12.50 per Share represents a premium of approximately 11.2% over such price. On April 8, 2011, the last trading day prior to the original printing of this Offer to Purchase, the last sale price of the Shares reported on the Nasdaq was $12.53 per Share.

Stockholders are urged to obtain current market quotations for Shares before making a decision with respect to the Offer.

Epicor has not paid dividends to date and intends to retain any earnings for use in the business for the foreseeable future. Under the terms of the Merger Agreement, Epicor is not permitted to declare or pay dividends in respect of Shares unless approved in advance by Parent in writing.

7.	Certain Information Concerning Epicor.

The following description of Epicor and its business has been taken from Epicor’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010, and is qualified in its entirety by reference to such report.

General. Epicor is a Delaware corporation formed on November 12, 1987. Epicor designs, develops, markets and supports enterprise application software solutions and services primarily for use by midsized companies and the divisions and subsidiaries of Global 1000 enterprises, which generally consist of companies with annual revenues between $25 million and $1 billion, and emerging enterprises, which generally consist of rapidly growing businesses with annual revenues under $25 million. Epicor’s solutions are designed to help companies focus on their customers, suppliers, partners and employees through enterprise-wide management of resources and information. This collaborative focus distinguishes Epicor from conventional enterprise resource planning (ERP) vendors, whose primary focus is improving internal business processes and efficiencies. Epicor believes that by automating and integrating information and critical business processes internally, as well as across their supply chain and distribution network, enterprises can improve not just their bottom line, but also their top line, allowing them to compete more effectively in today’s increasingly global economy.

Epicor sells, markets and distributes its products and services worldwide, primarily through a direct sales force, as well as through an indirect channel including a network of value-added resellers (VARs), distributors and authorized consultants who market the Epicor’s products on a predominately nonexclusive basis. Epicor’s products are sold to and used by a broad customer base, including manufacturers, distributors, retailers, sports and leisure, recreation and service organizations, as well as companies in technology/software, healthcare, government, education and other sectors.

Available Information. Epicor is subject to the information and reporting requirements of the Exchange Act and in accordance therewith is obligated to file reports and other information with the SEC relating to its business, financial condition and other matters. Certain information, as of particular dates, concerning Epicor’s business, principal physical properties, capital structure, material pending litigation, operating results, financial condition, directors and officers (including their remuneration and equity awards granted to them), the principal holders of Epicor’s securities, any material interests of such persons in transactions with Epicor, and other matters is required to be disclosed in proxy statements and periodic reports distributed to Epicor’s stockholders and filed with the SEC. Such reports, proxy statements and other information should be available for inspection at the public reference facilities maintained by the SEC at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Copies of such materials may also be obtained by mail, upon payment of the SEC’s customary fees, by writing to its principal office at 100 F Street N.E., Washington, D.C. 20549. The SEC also maintains electronic reading rooms on the Internet at http://www.sec.gov that contain reports and other information regarding issuers that file electronically with the SEC. Epicor also maintains a website at http://www.epicor.com. The information contained in, accessible from or connected to Epicor’s website is not incorporated into, or otherwise a part of, this Offer to Purchase or any of Epicor’s filings with the SEC. The website addresses referred to in this paragraph are inactive text references and are not intended to be actual links to the websites.

8.	Certain Information Concerning Parent and Purchaser.

Parent. Eagle Parent, Inc., a Delaware corporation, or Parent, was formed solely for the purpose of acquiring Epicor and Activant and has not engaged in any business except for activities related to its formation, the Offer, the Merger, the Activant Merger and arranging the related financing. The business address for Parent is: c/o Apax Partners, L.P., 601 Lexington Avenue, 53rd Floor, New York, New York 10022. The business telephone number for Parent is (212) 753-6300.

Purchaser. Element Merger Sub, Inc., a Delaware corporation, or Purchaser, is a wholly-owned subsidiary of Parent and was formed solely for the purpose of facilitating the acquisition of Epicor. To date, Purchaser has not carried on any activities other than those related to its formation, the Offer and the Merger and arranging the related financing. Upon consummation of the proposed Merger, Purchaser will merge with and into Epicor and will cease to exist, with Epicor continuing as the Surviving Corporation. The business address for Purchaser is: c/o Apax Partners, L.P., 601 Lexington Avenue, 53rd Floor, New York, New York 10022. The business telephone number for Purchaser is (212) 753-6300.

Apax VII Funds. Parent is wholly owned by the Apax VII Funds. The nature of the Apax VII Funds’ business is to achieve long-term capital growth through the provision of risk capital. The business address for Apax US VII is c/o Walkers SPV Limited, P.O. Box 908GT, Mary Street, George Town, Grand Cayman, Cayman Islands. The business address for Apax Europe VII-A, Apax Europe VII-B and Apax Europe VII-1 is Third Floor Royal Bank Place, 1 Glategny Esplanade, St. Peter Port, Guernsey GY1 2HJ.

Each of Parent and Purchaser has minimal assets and liabilities other than the contractual rights and obligations related to the Merger Agreement and Activant Merger Agreement and the financing commitments and obligations under the Merger Agreement and Activant Merger Agreement. Parent has obtained a $647 million equity commitment from the Apax VII Funds. See Section 9—“Source and Amount of Funds.”

Additional Information. The name, business address, citizenship, present principal occupation and employment history for the past five years of each of the members of the board of directors and, as applicable, the executive officers of Parent and Purchaser and the control persons of Parent and Purchaser are set forth in Schedule I. Except as set forth in Schedule I, none of Parent and Purchaser nor, to the best knowledge of Parent and Purchaser, any of the persons listed in Schedule I has, during the past five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Except as set forth elsewhere in this Offer to Purchase (including Schedule I), (i) none of Parent and Purchaser nor, to the knowledge of Parent and Purchaser, any of the persons or entities listed in Schedule I, beneficially owns or has a right to acquire any Shares or any other equity securities of Epicor, and (ii) none of Parent and Purchaser nor, to the knowledge of the Parent and Purchaser, any of the persons or entities referred to in clause (i) above or any of their executive officers, directors or subsidiaries, has effected any transaction in the Shares or any other equity securities of Epicor during the past 60 days.

Except as set forth elsewhere in this Offer to Purchase (including Schedule I), (i) none of Parent and Purchaser nor, to the knowledge of Parent and Purchaser, any of the persons listed on Schedule I, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Epicor and (ii) during the two years prior to the date of this Offer to Purchase, there have been no transactions that would require reporting under the rules and regulations of the SEC between Parent and Purchaser nor, to the knowledge of Parent and Purchaser, any of the persons listed in Schedule I, on the one hand, and Epicor or any of its executive officers, directors and/or affiliates, on the other hand.

Except as set forth elsewhere in this Offer to Purchase (including Schedule I), during the two years prior to the date of this Offer to Purchase, there have been no contracts, negotiations or transactions between Parent and Purchaser nor, to the knowledge of Purchaser, any of the persons or entities listed in Schedule I, on the one hand, and Epicor or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

We do not believe that Purchaser’s financial condition is relevant to stockholder’s decision whether to tender Shares and accept the Offer because (i) Purchaser was organized solely in connection with the Offer and the Merger and, prior to the Expiration Date, will not carry on any activities other than in connection with the Offer and the Merger, (ii) the Offer is being made for all outstanding Shares solely for cash, (iii) if the Offer is consummated, Purchaser will acquire all remaining Shares in the Merger for the same cash price as was paid in the Offer, and (iv) Purchaser has received equity and debt commitments in the aggregate for sufficient funds to purchase all Shares validly tendered and not properly withdrawn in the Offer and to acquire the remaining outstanding Shares in the Merger.

Available Information. Pursuant to Rule 14d-3 under the Exchange Act, we have filed with the SEC a Tender Offer Statement on Schedule TO (as amended, which we refer to as the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and its exhibits, as well as other information filed by Purchaser with the SEC, are available for inspection at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at (800) SEC-0330 for further information on the public reference room. Copies of this information may be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at the address above. The SEC also maintains a web site on the Internet at http://www.sec.gov that contains the Schedule TO and its exhibits and other information that Purchaser has filed electronically with the SEC.

9.	Source and Amount of Funds.

Purchaser estimates that it will need up to approximately $715 million to purchase all of the issued and outstanding Shares and to pay related fees and expenses, and an additional $267 million to repay indebtedness of Epicor at the consummation of the Merger. Parent estimates that it will need up to approximately $391 million (subject to an adjustment relating to Activant’s net working capital not expected to exceed $5 million) to consummate the Activant Merger and to pay related fees and expenses, and an additional $503 million to repay indebtedness of Activant at the consummation of the Merger. In the aggregate, including certain fees, expenses and other items not included in any of the above amounts, Parent estimates that it will need up to approximately $2.0 billion to complete the acquisition of both Epicor and Activant. Parent has received a commitment from its lenders to provide it with a senior secured credit facility in an aggregate amount of $945 million (which we refer to as the “Senior Secured Facilities”) comprised of an $870 million term loan facility and a $75 million revolving credit facility. Additionally, Parent expects to either (i) issue and sell senior unsecured notes (which we refer to as the “Senior Notes”) in a Rule 144A or other private placement on or prior to the consummation of the Offer yielding at least $465 million in gross cash proceeds, or (ii) if and to the extent Parent does not, or is unable to issue Senior Notes yielding at least $465 million in gross cash proceeds on or prior to the consummation of the Offer, obtain up to $465 million, less the amount of Senior Notes, if any, issued on or prior to the consummation of the Offer, in loans under a new senior unsecured bridge facility (which we refer to as the “Bridge Facility” and together with the Senior Secured Facilities, the “Credit Facilities”). Subject to certain conditions, the Credit Facilities will be available to Parent to finance the Offer, the Merger and the Activant Merger, repay or refinance certain existing indebtedness of Epicor and Activant, pay related fees and expenses and to provide for funding of the Surviving Corporation. In addition, Parent has obtained a $647 million equity commitment from the Apax VII Funds (or their permitted assignees), which have sufficient uncalled capital to fund such equity commitment. Parent will contribute or otherwise advance to Purchaser a portion of the proceeds of the equity commitments and of the Credit Facilities, such that together Purchaser will have sufficient funds to pay the aggregate Offer Price for all Shares tendered in the Offer and all related fees and expenses. The equity and debt financing commitments are subject to certain conditions. In the event that we do not receive the proceeds of the debt financing commitments, we will not be obligated to purchase Shares in the Offer.

If the Merger Agreement is terminated in the circumstance in which we fail to consummate the Merger in accordance with the terms and conditions of the Merger Agreement because we do not receive the proceeds of the debt financing commitments, then Parent may be obligated to pay Epicor a termination fee of up to $60,000,000 and to pay Activant a termination fee of $48,950,000.

The proceeds of the Credit Facilities, the Senior Notes, if any, and equity commitments together will be sufficient to pay the Offer Price for all Shares tendered in the Offer and all related fees and expenses (and will be sufficient, together with cash on hand of the Surviving Corporation, to consummate the Merger, repay or refinance certain of Epicor’s existing indebtedness and pay fees and expenses in connection with the Offer and the Merger). The equity and debt financing commitments are subject to certain conditions and in the event that Purchaser does not receive the proceeds of the debt financing commitments, Purchaser will not be obligated to purchase your Shares in the Offer.

Purchaser believes that the financial condition of Parent, Purchaser and their respective affiliates is not material to a decision by a holder of Shares whether to tender such Shares in the Offer because (i) Purchaser was organized solely in connection with the Offer and the Merger and, prior to the Expiration Date, will not carry on any activities other than in connection with the Offer and the Merger, (ii) the Offer is being made for all outstanding Shares solely for cash, (iii) if Purchaser consummates the Offer, Purchaser will acquire all remaining Shares for the same cash price in the Merger and, (iv) we have received equity and debt commitments in respect of funds sufficient to purchase all Shares tendered pursuant to the Offer.

Equity Financing

Parent, Epicor and the Apax VII Funds are party to an equity commitment letter, pursuant to which the Apax VII Funds have agreed to purchase equity securities of Parent in an aggregate amount of up to $647 million in cash (which we refer to as the “Equity Commitment”), solely for the purpose of allowing Parent, Purchaser and/or Activant Merger Sub, as applicable, (i) to fund a portion of Purchaser’s payment of the aggregate Offer Price for Shares tendered in the Offer, for Shares acquired in the Merger and to fund a portion of Activant Merger Sub’s payment for Activant shares acquired in the Activant Merger, (ii) to pay related fees and expenses upon the consummation of the Merger, the Offer or the Activant Merger (as the case may be) and the transactions contemplated by the Merger Agreement and the Activant Merger Agreement and (iii) to repay or cause to be repaid indebtedness of Epicor, Activant and their respective subsidiaries in accordance with the Merger Agreement and the Activant Merger Agreement (as applicable).

The funding of the Equity Commitment is subject to (1) the satisfaction or waiver by Parent (with the prior written approval of the Apax VII Funds) of each of the conditions to Parent’s and Purchaser’s obligations to consummate the Merger as contemplated by the Merger Agreement, (2) the contemporaneous consummation of the Merger and, if applicable, the Offer, in accordance with the terms of the Merger Agreement, (3) the contemporaneous consummation of the Activant Merger in accordance with the terms of the Activant Merger Agreement and (4) the consummation of the debt financing prior to, or substantially contemporaneously with, such funding by the Apax VII Funds. The obligation of the Apax VII Funds to fund the Equity Commitment may be reduced to the extent that Parent does not require the full amount of the Equity Commitment. The Equity Commitment is also reduced to the extent any of the amounts set forth above are paid to Parent in accordance with the equity commitment letter between Activant, Parent and the Apax VII Funds.

Debt Financing

Parent has received a debt commitment letter, dated as of April 4, 2011, from Bank of America, N.A. (which we refer to as “Bank of America”), Merrill Lynch, Pierce, Fenner & Smith Incorporated (which we refer to as “MLPFS”) and Royal Bank of Canada (which we refer to as “Royal Bank”), with each of Bank of America and Royal Bank as “Lenders,” to provide the following, subject to the conditions set forth in the debt commitment letter:

•

to Parent, up to $945 million of Senior Secured Facilities (not all of which is expected to be drawn at the closing of such facilities) for the purpose of financing the Offer and the Merger, financing the Activant Merger, refinancing certain existing indebtedness of Epicor and Activant, paying fees and expenses incurred in connection with the Offer, the Merger and the Activant Merger and the transactions contemplated thereby and for providing ongoing working capital and for other general corporate purposes of Parent and its subsidiaries; and

•	to Parent, up to $465 million of Bridge Facilities for the purpose of financing the Offer and the Merger.

The commitment of the Lenders with respect to the Senior Secured Facilities and the Bridge Facility expires upon the earliest to occur of (i) the irrevocable termination prior to the consummation of the Merger or the Merger Agreement of the Activant Merger Agreement, (ii) the consummation of the Merger and the Activant Merger and (iii) October 4, 2011. The documentation governing the debt financings has not been finalized and, accordingly, the actual terms of the debt financing may differ from those described in this document. Each of Parent and Purchaser has agreed to use its reasonable best efforts to arrange the debt financing on the terms and conditions described in the debt commitment letter. If any portion of the debt financing becomes or could become unavailable on the terms and conditions contemplated in the debt commitment letter, Parent must use its reasonable best efforts to arrange promptly to obtain alternative financing from the same or alternative sources in an amount at least equal to the debt financing or such unavailable portion thereof on terms that are not less favorable in the aggregate to Parent and Purchaser than as contemplated by the debt commitment letter.

Although the debt financing is not subject to a due diligence or “market out,” such financing may not be considered assured. As of the date hereof, no alternative financing arrangements or alternative financing plans have been made in the event the debt financing described herein is not available.

The following is a summary of certain provisions of the debt commitment letter. This summary does not purport to be complete and is qualified in its entirety by reference to the full text of the debt commitment letter, a copy of which is filed as Exhibit (b)(1) to the Schedule TO, which is incorporated herein by reference.

Credit Facilities

The availability of the Senior Secured Facilities and the Bridge Facility is subject, among other things, to consummation of the Merger in accordance with the Merger Agreement (without giving effect to any modifications, amendments, consents or waivers to the provisions thereof, that are material and adverse to the lead arrangers or lenders under such facilities in the reasonable discretion of the lead arrangers thereunder without the consent of the lead arrangers thereunder), payment of required fees and expenses, the funding of the equity financing, the refinancing of certain of Epicor’s and Activant’s existing debt and the absence of certain types of other debt, delivery of certain historical and pro forma financial information, the execution of certain guarantees and the creation of security interests and the negotiation, execution and delivery of definitive documentation.

Senior Secured Term and Revolving Credit Facilities

The Senior Secured Facilities will consist of a (i) $870 million term loan facility with a term of seven years and (ii) a $75 million revolving credit facility with a term of five years.

Roles. MLPFS and RBC Capital Markets (which we refer to as “RBCCM”) have been appointed as joint lead arrangers and joint bookrunners for the Senior Secured Facilities. Royal Bank has been appointed as administrative agent and MLPFS has been appointed syndication agent for the Senior Secured Facilities.

Interest Rate. Loans under the Senior Secured Facilities are expected to bear interest, at Parent’s option, at a rate equal to the adjusted LIBOR rate or an alternate base rate, in each case, plus a spread. After Parent’s delivery of financial statements with respect to at least one full fiscal quarter ending after the effective date of the Merger, interest rates under the revolving credit facility shall be subject to decreases based on a senior secured leverage ratio as agreed upon between Parent and the Lenders as set forth in the debt commitment letter.

Prepayments and Amortization. Parent will be permitted to make voluntary prepayments with respect to the Senior Secured Facilities at any time, without premium or penalty (other than LIBOR breakage costs, if applicable). The term loans under the Senior Secured Facilities will amortize 1% per annum in equal quarterly installments until the final maturity date.

Guarantors. All obligations under the Senior Secured Facilities will be guaranteed by the direct parent of Parent (which we refer to as “Holdings”) and each of the existing and future direct and indirect, material wholly-owned domestic subsidiaries of Parent.

Security. The obligations of Parent and the guarantors under the Senior Secured Facilities and under any swap agreements and cash management arrangements entered into with a lender or any of its affiliates will be secured, subject to permitted liens and other agreed upon exceptions on a first priority basis by a perfected security interest in all of Parent’s and each guarantor’s tangible and intangible assets, including United States registered intellectual property, real property and all of the capital stock of Parent and each of its direct and indirect subsidiaries (limited, in the case of foreign subsidiaries, to 65% of the capital stock of first tier foreign subsidiaries). If certain security is not provided at closing despite the use of commercially reasonable efforts to do so, the delivery of such security will not be a condition precedent to the availability of the Senior Secured

Facilities on the closing date, but instead will be required to be delivered following the closing date pursuant to arrangements to be mutually agreed.

Other Terms. The Senior Secured Facilities will contain customary representations and warranties and customary affirmative and negative covenants, including, among other things, restrictions on indebtedness, investments, sales of assets, mergers and consolidations, prepayments of subordinated indebtedness, liens and dividends and other distributions. The Senior Secured Facilities will also include customary events of defaults including a change of control to be defined.

Bridge Facility

Parent is expected to issue up to $465 million aggregate principal amount of Senior Notes, as described below. If the offering of Senior Notes by Parent is not completed on or prior to the closing of the Senior Secured Facilities, the Lenders have committed to provide the Bridge Facility which will consist of up to $465 million of unsecured bridge loans. Parent would be the borrower under the Bridge Facility. The Bridge Facility will be guaranteed by the persons that guarantee the Senior Secured Facilities. MLPFS and RBCCM have been appointed as joint lead arrangers and joint bookrunners for the Bridge Facility. Bank of America has been appointed as administrative agent and RBCCM has been appointed as syndication agent for the Bridge Facility.

Senior Notes due 2019

Parent is expected to issue up to $465 million in aggregate principal amount of Senior Notes due in 2019. Parent is expected to issue the notes in transactions exempt from or not subject to registration under the United States Securities Act of 1933, as amended (the “Securities Act”), pursuant to Rule 144A and Regulation S under the Securities Act.

Guarantees. Parent’s obligations under the Senior Notes will be jointly and severally guaranteed on a senior unsecured basis by Parent and all of its existing and future direct and indirect domestic subsidiaries that guarantee its indebtedness or indebtedness of subsidiary guarantors.

Optional Redemption. Parent is expected to be able to redeem any of the Senior Notes at any time on or after the fourth anniversary of the issuance date of the Senior Notes, in whole or in part, in cash at the redemption prices to be described in the indenture governing the Senior Notes, plus accrued and unpaid interest to the date of redemption. In addition, on or before the third anniversary of the issuance date, Parent is expected to be able to redeem a portion of the aggregate principal amount of Senior Notes with the net proceeds of certain equity offerings at a price of 100% of the principal amount of the Senior Notes, plus accrued and unpaid interest, if any, to the date of redemption and the coupon thereon. Parent is expected to be able to redeem any of the Senior Notes at any time before the fourth anniversary of the issuance date of the Senior Notes, in cash at 100% of the principal amount plus accrued and unpaid interest to the date of redemption and a make-whole premium.

Change of Control. Upon a change of control, Parent is expected to be required to make an offer to purchase each holder’s Senior Notes at a price equal to 101% of the principal amount thereof, plus accrued and unpaid interest to the date of purchase.

Certain Covenants. The indenture governing the Senior Notes will contain customary covenants that, among other things, limit our ability and the ability of our restricted subsidiaries to:

•	incur additional indebtedness and guarantee indebtedness;

•	pay dividends or make other distributions in respect of, or repurchase or redeem, capital stock;

•	prepay, redeem or repurchase certain debt;

•	make loans and investments;

•	sell or otherwise dispose of assets;

•	incur liens;

•	enter into transactions with affiliates;

•	alter the businesses we conduct;

•	enter into agreements restricting our subsidiaries’ ability to pay dividends; and

•	consolidate, merge or sell all or substantially all of our assets.

These limitations are subject to a number of important qualifications and exceptions to be described in the indenture governing the Senior Notes.

10.	Background of the Offer; Past Contacts or Negotiations with Epicor.

The following is a description of events, including contacts between Apax Partners, L.P. and its affiliates (“Apax”) and each of Epicor, Elliott Associates, L.P. and its affiliates (“Elliott”), Activant Group Inc. (“Activant”) and Hellman & Friedman LLC (“H&F”), that resulted in the execution of the Merger Agreement and the agreements related to the Offer. For a review of Epicor’s activities relating to this description of events, please refer to Epicor’s Schedule 14D-9 being mailed to stockholders with this Offer to Purchase.

Funds advised by Apax engage in (among other activities) making equity investments in the technology sector. In early 2007, Apax identified Epicor as a potential investment opportunity when certain investment banks, including Jefferies & Company, Inc. (“Jefferies”) and UBS Investment Bank, contacted representatives of Apax to discuss Epicor. Such representatives of Apax understood that these investment banks had not been engaged to advise Epicor on such a transaction. In April of 2007, a representative of Apax had a meeting to introduce himself to L. George Klaus, the chairman and chief executive officer of Epicor. During the six months that followed, Apax monitored publically available information concerning the performance of Epicor (as well other similar enterprise software companies). On October 26, 2007, Apax submitted a preliminary indication of interest to Epicor with respect to an acquisition of 100% of the outstanding Shares for a cash purchase price of $16.00 per share, to be funded with cash available to funds advised by Apax as well as third party debt financing. Apax was informed shortly thereafter that its expression of interest had been rejected on the basis of inadequate price and Apax did not respond to such rejection.

Beginning in 2008 through 2011, representatives of Apax had periodic discussions with representatives of Elliott (one of Epicor’s largest shareholders), regarding a possible transaction involving Elliott, Apax and Epicor. One such discussion occurred on June 2010, when representatives of Elliott contacted representatives of Apax to explore a possible transaction involving Elliott, Apax and Epicor and representatives of each of Elliott and Apax decided to schedule a meeting with Mr. Klaus regarding the same. On June 21, 2010, a representative of each of Elliott and Apax met with Mr. Klaus and generally discussed a potential transaction involving Apax, Elliott and Epicor which would result in the acquisition of Epicor. On Friday, June 25, 2010, representatives of Elliott contacted representatives of Apax to confirm that Elliott supported such a transaction involving Epicor, Apax, and Elliott and that Elliott would be interested in reinvesting its proceeds in what would become a privately held enterprise pursuant to such transaction. Representatives of Apax said that Apax was contemplating making a $10.50 per share offer and raised the idea of Elliott granting Apax “sponsor” economics (i.e. a carried interest, monitoring fees and the like) as a means to allow Apax to increase the price it would offer. Later that day, representatives of Elliott informed representatives of Apax that Elliott would consider evaluating such economics and that, if Elliott were allowed to reinvest all of its proceeds in the transaction, Elliott believed that Apax should be able to increase its $10.50 per share cash offer price. Representatives of Elliott also informed representatives of Apax that Elliott viewed Apax as being knowledgeable with respect to Epicor and the business sector in which it operated and having the ability to effectuate both the going private transaction and subsequent add-on acquisitions, which Elliott believed would generate additional future value.

The following Monday, June 28, 2010, a representative of Apax had a discussion with Mr. Klaus during which such representative expressed Apax’s interest in exploring a potential transaction with Epicor consisting of the acquisition of 100% of the outstanding Shares for a cash purchase price of $10.50 per share. On July 30, a representative of Apax and Mr. Klaus had another conversation during which Mr. Klaus confirmed that the Epicor board of directors had authorized management to further explore a transaction with Apax, and that Epicor was going to request that Apax execute a confidentiality and standstill agreement and submit a due diligence request list. Apax submitted its due diligence request list on August 2 and Epicor and Apax entered into a confidentiality and standstill agreement on August 3, 2010, the terms of which governed the actions of the parties throughout the remainder of period prior to entering into the definitive agreements with respect to the transaction. Shortly thereafter, Apax engaged Jefferies as its financial advisor and Kirkland & Ellis LLP (“K&E”) as its legal counsel with respect to a transaction with Epicor, and during the following weeks in August, Epicor provided Apax with confidential summary annual product level revenue data and a confidential management presentation, which the Epicor management team presented to Apax on August 30.

As requested by representatives of Epicor, on September 8, 2010, based on publicly available information and confidential information it had obtained throughout August, Apax delivered an indication of interest to the Epicor Board with respect to an acquisition of 100% of the outstanding Shares for a cash purchase price of $10.50 per share, to be funded by the Apax VII Funds as well as third party debt financing. In response to such indication of interest, representatives of Apax received a communication from Moelis & Company (“Moelis”), who such representatives of Apax understood to have been retained as Epicor’s financial advisor, asking whether Apax would participate in a more formal auction process. Representatives of Apax confirmed such interest, and on September 14, submitted a supplemental due diligence request list. On September 18, Epicor approved a form of back to back confidentiality agreement that Apax intended to have potential debt financing sources execute and soon thereafter Apax executed such agreements with its potential debt financing sources.

On September 29, 2010, Moelis, on behalf of Epicor, sent a process letter to Apax whereby Apax was requested to submit, on or prior to October 13, 2010, a fully diligenced offer for 100% of the Shares along with a complete markup to the merger agreement for the proposed transaction that had been prepared by Wilson Sonsini Goodrich & Rosati (“WSGR”), Epicor’s legal counsel, in a form that Apax was prepared to sign. In connection with such formal process, Apax was granted access to a virtual data room that had been created by Moelis and WSGR for due diligence purposes. From September 29, 2010 to October 13, 2010, K&E, Jefferies and other advisors together with Apax performed a due diligence review of Epicor; however, due to questions raised by Apax which could not be resolved prior to October 13, Apax requested an extension until October 18. On October 18, Apax informed Epicor, by way of Moelis, that Apax was unable to confirm its offer at $10.50 per share at such time and, on the advice of Moelis, in light of such fact, Apax did not ultimately submit a proposal to Epicor on October 18.

In early November 2010, representatives of Apax had a discussion with Moelis to inform Moelis of their intent to contact H&F, whose affiliated investment funds hold a majority of Activant’s common stock, another enterprise software company that Apax had held discussions with in early 2010. Following such conversation, Apax held discussions with H&F and Activant regarding the potential acquisition of Activant by Apax. Apax informed H&F that Apax’s interest in acquiring Activant was contingent on Apax’s simultaneous acquisition of Epicor and was designed to allow Apax to increase the price at which it could offer to acquire Epicor by pricing in certain synergistic benefits. Apax, H&F and Activant proceeded to negotiate and agree on a non-binding term sheet setting forth certain terms of the proposed acquisition of Activant (the “Activant Transaction”), including that the consummation of any Activant Transaction would be contingent on the concurrent consummation of the Epicor merger and that definitive agreements with respect to the Activant Transaction would be negotiated and executed simultaneously with negotiations and execution of definitive agreements with respect to the acquisition of Epicor. On December 3, 2010, Apax requested and received a formal waiver from Epicor permitting Apax and Activant to share confidential information provided to such parties by Epicor and, throughout early December 2010, Apax and K&E performed a due diligence review of Activant and Apax, K&E, H&F and Simpson Thacher

& Bartlett LLP, counsel to H&F and Activant, held negotiations with respect to a definitive merger agreement for the Activant Transaction.

In early December 2010, representatives of Apax contacted Moelis to inform Moelis of their intent to submit a letter of intent to the Company. Following such contact, on December 7, 2011, Apax submitted a letter of intent (the “December 7 Letter”) to acquire 100% of the Shares for a cash purchase price of $10.60 per share which was to be funded with cash available to the Apax VII Funds as well as third party debt financing. The December 7 Letter also (i) clarified that the $10.60 per share offer set forth therein was predicated on the simultaneous signing of the Activant Transaction and a simultaneous closing of the transaction with Epicor and the Activant Transaction and (ii) requested that Epicor grant Apax exclusivity through December 15 in order to negotiate final deal terms and complete due diligence. Together with the December 7 Letter, Apax also submitted a complete markup of the form of merger agreement that WSGR had provided in October 2010, as well as other ancillary agreements including (x) debt and equity commitment letters and (y) non-tender and support agreements which were to be entered into by Elliott, Mr. Klaus, Richard and Todd Pickup and their related entities. By letter dated December 8, Epicor wrote Apax to inform it that the Epicor board of directors had met and unanimously rejected both the offer envisioned in the December 7 Letter and Apax’s request for exclusivity.

Immediately thereafter, Apax again contacted Moelis to inform Moelis of its intent to submit a follow-up letter increasing it per share offer price and, following such contact, Apax sent a letter to Epicor on December 9, 2010 (together with the December 7 Letter, the “December Offer Letters”) increasing its per share cash offer price to $11.00. On December 10, 2010, Epicor, after consultation with its board of directors, sent a letter to Apax stating that the board of directors and management of Epicor were busy focusing on closing out the 2010 fiscal year and preparing for the 2011 fiscal year and that, as such, the board of directors and management of Epicor would not be in a position to respond to Apax until the next regularly scheduled board meeting in February 2011. Despite another letter from Apax to Epicor dated December 16, 2010 in which Apax highlighted certain financial aspects of its offer (including that the offer price took into account strategic and synergistic benefits of the combination with Activant), Epicor sent a letter back to Apax on December 17 confirming its intent not to revert to Apax until 2011. Apax notified H&F and Jefferies, its financial advisor, of this development.

On January 13, 2011, a representative of Apax, who had been traveling in California on other business, had lunch with Mr. Klaus at which the two discussed the year end performance of Epicor and at which Mr. Klaus reaffirmed that Epicor would not be in a position to respond to Apax’s December Offer Letters until the next regularly scheduled board meeting in February 2011. During the period beginning in mid-January through the first week of February 2011, representatives of Apax had an informal meeting with representatives of Moelis and an informal meeting with Apax’s debt financing sources to discuss the state of the debt financing markets. In addition, Moelis provided Apax with Epicor’s summary financial information for the fourth quarter of 2010 and January 2011.

In early February 2011, Apax contacted Moelis to inform Moelis of its intent to submit a letter of intent to the Company with a per share cash offer price of $12.00. Following such contact, on February 7, 2011, Apax submitted a letter (the “February 7 Letter”) to the Epicor Board reaffirming its interest in the transactions set forth in the December Offer Letters, but with an increased per share cash offer price of $12.00. The February 7 Letter also indicated that Apax would be prepared to proceed on the basis of a three-week period to refresh and complete diligence beginning on the date that Epicor agreed to grant Apax exclusivity and reimburse Apax for its reasonable out-of-pocket expenses incurred before and after such date in connection with the proposed transaction. By letter to Apax dated February 9, Epicor informed Apax that the Epicor board of directors had met and rejected Apax’s proposal.

Apax continued to refine its assumptions with respect to the synergistic benefits of the combination of Epicor with Activant. On March 8, 2011, representatives of Apax (including Apax’s chief executive officer of U.S. operations) had dinner with Mr. Klaus (who was travelling to New York on other business). At the March 8 dinner, the parties discussed the synergistic benefits of the combination of Epicor with Activant.

In the following days, Mr. Klaus and representatives of Apax had a discussion in which representatives of Apax indicated, as they had periodically throughout the course of discussions relating and leading up to the transaction, their belief that the continued involvement of Mr. Klaus and other members of the management team of Epicor was integral to Epicor’s future success, and Mr. Klaus indicated that, in the event of a transaction between Apax and Epicor, he would look forward to any opportunity to continue in a management role at Epicor. While no such discussions have occurred between representatives of Apax or Parent, on the one hand, and Epicor or any members of its management team, on the other hand, representatives of Apax have indicated that Parent may, after the closing of the Offer (or, if required, the meeting of the Epicor shareholders to approve the transaction), at Parent’s sole discretion, offer certain current members of Epicor management the opportunity to convert all or a portion of their current equity interests of Epicor into, or otherwise invest (on terms that are no more favorable than those applicable to other investors) in, the equity of Parent or an affiliate of Parent. In furtherance thereof, Apax requested that Mr. Klaus execute a non-tender and support agreement which provides that Mr. Klaus will not tender his shares into the Offer, but rather will have his shares purchased directly by Parent for the Offer Price at the completion of the Offer, which would allow Apax to offer alternative consideration at its discretion to Mr. Klaus following the completion of the Offer; however Mr. Klaus is under no obligation to accept such alternative consideration. Further, representatives of Apax have indicated that Parent or an affiliate of Parent may, at its sole discretion, establish equity-based compensation plans for its management. Although it is likely that certain members of Epicor’s current management team will enter into arrangements with Parent or an affiliate of Parent regarding employment (and potentially severance arrangements) with, and the right to purchase or participate in the equity of, Parent or an affiliate of Parent, as of the date hereof, no such discussions have occurred between members of Epicor’s current management and representatives of Parent or Apax and there can be no assurance that any parties will reach any such agreement.

In early March 2011, representatives of Apax informed Moelis of their intent to submit a letter of intent to the Company with a per share cash offer price of $12.50. Following such contact, on March 11, 2011, Apax submitted a letter (the “March 11 Letter”) to the Epicor Board reaffirming its interest in the transactions set forth in the December Offer Letters and the February 7 Letter, but with an increased per share cash offer price of $12.50, based on both the re-evaluation of synergistic benefits of the combination with Activant as well as the effects of a more robust debt financing market. The March 11 Letter again indicated that Apax would be prepared to proceed on the basis of a three-week due diligence period beginning on the date that Epicor agreed to deal with Apax exclusively and reimburse Apax for its reasonable out-of-pocket expenses incurred before and after such date.

On March 14, 2011, Apax was told that the Epicor Board had met and approved the grant of exclusivity to Apax through April 4, 2011. On March 16, 2011, WSGR sent a revised version of the exclusivity agreement submitted by Apax with the March 11 Letter that (i) conditioned such exclusivity on agreement from Apax that the definitive merger agreement would contain a customary “go-shop” provision with a bifurcated two-tier market breakup fee and deal certainty provisions for Epicor that would be consistent with recent precedent transactions and (ii) granted Apax expense reimbursement for reasonable and documented out-of-pocket expenses (not to exceed $2 million) incurred after the date of executing the exclusivity agreement. K&E, acting on behalf of Apax, confirmed Apax’s agreement with the forgoing and Apax and Epicor executed the exclusivity letter on March 16 and immediately began in-person due diligence sessions that lasted through the end of the week. During the last two weeks of March 2011, Apax, with the assistance of K&E and other advisors, conducted additional due diligence on Epicor, in which it identified issues that it determined had the potential to limit its ability to confirm a per share cash offer price of $12.50. Prior to resolving such issues through further due diligence, representatives of Apax had a discussion with Moelis who suggested that the Epicor board of directors would likely terminate the process in the event that Apax could not confirm the $12.50 per share cash offer price.

During such discussions with Moelis, representatives of Apax informed Moelis of their intent to revisit discussions with Elliott regarding Elliott’s participation in a transaction with Apax and Epicor, if there were to be any such transaction. Following such discussions with Moelis, Apax engaged in conversations with Elliott regarding the same throughout the course of the last two weeks of March, periodically updating Moelis with respect thereto (it being noted that, on the night of April 1, 2010, Epicor indicated it would grant permission to have such discussions with Elliott if an acceptable confidentiality agreement were reached with Elliott, but Elliott had by such time become generally unreceptive to discussions regarding their participation in a transaction with Apax and Epicor). Such discussions with Elliott did not ultimately result in a transaction involving Elliott, Apax and Epicor, effectively forcing Apax to either (i) confirm the $12.50 per share cash offer price without receiving any additional economics from Elliott or (ii) abandon the transaction. However, such discussions did ultimately lead to Elliott entering into a tender and support agreement with respect to the transaction, as further discussed below.

Following the execution of the exclusivity agreement, Apax notified H&F and Jefferies of its interest to restart negotiations with respect to the Activant Transaction and Apax, H&F and Activant restarted their negotiations and entered into an exclusivity agreement for the Activant Transaction. Arrangements were made to facilitate continuing due diligence and access to management for such diligence discussions between the parties, and during the last two weeks of March 2011, Apax, with the assistance of K&E and other advisors, completed diligence efforts with respect to Activant and further negotiated a merger agreement with respect to the Activant Transaction.

Also following the execution of the exclusivity agreement, due in large part to the agreement made in the exclusivity agreement to include a “go-shop” provision in the Merger Agreement (which prior K&E drafts of the Merger Agreement submitted to Epicor did not include), it was decided that K&E on behalf of Apax should provide a redraft of the Merger Agreement to WSGR and Epicor. K&E delivered such redraft to WSGR on March 22 which was followed by a draft of the merger agreement for the Activant Transaction on March 24.

WSGR provided comments to the K&E redraft on March 28. Among the issues raised by the March 28 WSGR draft were the following (i) the overall transaction timing (where Apax and its financing sources were requesting shortened time frames with respect to the merger transaction filings), (ii) the duration of the “go-shop” period, (iii) whether Parent should have a remedy for any breach of the terms of the “go-shop” and nonsolicitation provisions, (iv) the size of the fee (the “Company Termination Fee”) to be paid by Epicor to Parent or its designees for terminating the agreement under certain circumstances, and whether such fee should be decreased in the event of a termination to execute a merger agreement at any time with a qualified bidder who submitted a competing proposal during the “go-shop” period (as opposed to only in the event that such agreement was actually executed prior to the end of the “go-shop” period), (v) the size of the fee (the “Reverse Termination Fee”) to be paid by Parent to Epicor for terminating the agreement under certain circumstances and whether (A) such fee should be paid in connection with a termination of the Merger Agreement due to a material adverse effect occurring at Activant (a “No-Fault Activant Termination”) or any other termination of the merger agreement for the Activant transaction and (B) such fee should be increased in the event of a willful or intentional breach by Parent of the Merger Agreement.

Early in the week beginning March 28, K&E and WSGR had discussions in which certain issues relating to the Merger Agreement were resolved. Consistent with such discussions, on March 31, K&E provided a revised draft of the Merger Agreement on behalf of Apax to WSGR which proposed (i) that the overall transaction timing provisions revert back to Apax’s original request, (ii) that the “go-shop” period remain at 40 days as requested in the March 28 WSGR draft, (iii) that the remedy for any breach of the terms of the “go-shop” and nonsolicitation provisions revert back to Apax’s original request that Epicor be required to pay an amount equal to the Company Termination Fee in the event of any breach of such provisions, (iv) a Company Termination Fee of $20 million, decreasing to $10 million in the event of a termination to execute a merger agreement with a qualified bidder during the “go-shop” period and (v) a Reverse Termination Fee of $30 million which was not subject to increase for any reason and which would not be payable in connection with a termination of the merger agreement for the Activant Transaction.

On April 1, WSGR provided a revised draft of the Merger Agreement which accepted (i) the overall transaction timing proposed by Apax (with certain changes as agreed in discussions between WSGR and K&E on

April 1) and (ii) that Parent have a remedy for “material” breaches of the “go-shop” and nonsolicitation provisions (which was also agreed to on the telephone conversation between WSGR and K&E on April 1), but reverted back to the same requests made in the March 28 WSGR draft on all other points set forth above, increasing the Reverse Termination Fee and provided for an enhanced Reverse Termination Fee in the event of a willful or intentional breach by Parent of the Merger Agreement.

During the morning on April 3, K&E, on behalf of Apax, provided a revised draft of the Merger Agreement which proposed (i) that the “go-shop” period be shortened to 30 days and (ii) to revert back to the position taken in the March 31 K&E draft with respect to the Company Termination Fee and Reverse Termination Fee but (A) increasing the dollar amounts of such fees to $40 million (decreasing to $20 million in the event of a termination to execute a merger agreement with a qualified bidder during the “go-shop” period) and $60 million, respectively, and (B) providing for a fee of $10 million to be paid by Parent to Epicor in the event of a No-Fault Activant Termination.

That afternoon, WSGR responded with a draft of the Merger Agreement and called K&E to report that a meeting of the Epicor board of directors would be taking place later that night and that were Apax to agree to the terms proposed in the WSGR draft, the Board would consider recommending the proposed transaction to Epicor’s shareholders. The WSGR draft indicated that Epicor (a) would accept the proposed “go-shop” period of 30 days and the Reverse Termination Fee amount as requested in the April 3 K&E draft but (b) would require (i) a Company Termination Fee of $20 million, decreasing to $10 million in the event of a termination to execute a merger agreement at any time with a qualified bidder who submitted a competing proposal during the “go-shop” period and (ii) a special fee of $20 million to be paid by Parent to Epicor in the event of a No-Fault Activant Termination.

K&E responded on behalf of Apax that evening by telephone to WSGR, notifying WSGR that Apax would accept the $20 million special fee to be paid by Parent to Epicor in the event of a No-Fault Activant Termination but proposing a Company Termination Fee of $40 million, decreasing to $20 million in the event of a termination to execute a merger agreement with a qualified bidder during the “go-shop” period. WSGR consulted with the Epicor Board and responded by telephone to K&E that the Company Termination Fee of $40 million was acceptable, but proposed that such fee be decreased to $15 million in the event of a termination to execute a merger agreement with a qualified bidder during the “go-shop” period or the 10 day period thereafter. K&E responded on behalf of Apax to WSGR that such proposal would be acceptable to Apax if the proposed 10 day tail period was limited to 5 days. WSGR contacted K&E soon thereafter and confirmed that the Epicor board of directors had accepted such proposal, that Mr. Klaus and two members of the Epicor board had agreed to execute non-tender and support agreements as previously requested by Apax, and that Moelis had rendered to the Epicor Board its oral opinion (subsequently confirmed in writing, a copy of which has been provided in Epicor’s Schedule 14D-9 reference above) to the effect that, as of such date and based upon and subject to the qualifications, limitations and assumptions set forth therein, the price of $12.50 per share in cash to be received by Epicor’s shareholders is fair, from a financial point of view, to Epicor’s shareholders.

On the night of April 3, representatives of Elliott confirmed to representatives of Apax that Elliott continued to support a transaction between Apax and Epicor, and Paul, Weiss, Rifkind, Wharton & Garrison LLP (“Paul Weiss”), legal counsel to Elliott, contacted K&E, who informed WSGR of such contact, to negotiate a support agreement to be executed concurrently with the execution of the Merger Agreement. However, the parties were unable to come to an agreement on the terms of such support agreement prior to the execution of the definitive transaction documents for the mergers, and no such support agreement was executed at that time.

Following the Epicor Board meeting, Apax and Epicor and their respective counsel finalized the definitive transaction documents with respect to the Epicor transaction and Apax, H&F and Acivant and their respective counsel finalized definitive transaction documents for the Activant Transaction. Early in the morning on April 4, 2011, such definitive transaction documents were executed and, at 8:00 a.m. (New York time), each of Epicor,

Apax and Activant issued press releases announcing the transactions and Elliott issued a press release confirming its support of such transactions.

During the days following April 4, 2011, Elliott, Apax, Epicor and their advisors continued to discuss the terms of a support agreement whereby, subject to certain terms and conditions, Elliott would support the transactions contemplated by the Merger Agreement and agree to tender the Shares then held by Elliot into the Offer. After negotiating the terms of such agreement, on April 10, the Epicor delivered a board consent acknowledging its approval of such transactions and Elliott, Parent and the Purchaser executed the support agreement.

11.	The Merger Agreement; Other Agreements.

The Merger Agreement

The following is a summary of certain provisions of the Merger Agreement. This summary does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as Exhibit (d)(1) to the Schedule TO, which is incorporated herein by reference. Copies of the Merger Agreement and the Schedule TO, and any other filings that we make with the SEC with respect to the Offer or the Merger, may be obtained in the manner set forth in Section 8—“Certain Information Concerning Parent and Purchaser.” Stockholders and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below.

The Merger Agreement has been provided solely to inform investors of its terms. The representations, warranties and covenants contained in the Merger Agreement were made only for the purposes of such agreement and as of specific dates, were made solely for the benefit of the parties to the Merger Agreement and may be intended not as statements of fact, but rather as a way of allocating risk to one of the parties if those statements prove to be inaccurate. In addition, such representations, warranties and covenants may have been qualified by certain disclosures not reflected in the text of the Merger Agreement and may apply standards of materiality in a way that is different from what may be viewed as material by stockholders of, or other investors in, Epicor. Epicor’s stockholders and other investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of Epicor, Parent, Purchaser or any of their respective subsidiaries or affiliates.

The Merger Agreement contains representations and warranties Epicor, Parent and Purchaser made to each other as of specific dates. The assertions embodied in those representations and warranties were made solely for purposes of the Merger Agreement and may be subject to important qualifications and limitations agreed to by Epicor, Parent and Purchaser in connection with the negotiated terms. Moreover, some of those representations and warranties may not be accurate or complete as of any specified date, may be subject to a contractual standard of materiality different from those generally applicable to stockholders or may have been used for purposes of allocating risk among Epicor, Parent and Purchaser rather than establishing matters as facts.

The Offer

The Merger Agreement provides that Purchaser will commence the Offer on or before April 11, 2011, and that, subject to the satisfaction of the Minimum Tender Condition and the other conditions that are described in Section 15—“Certain Conditions of the Offer,” Parent will cause Purchaser to accept for payment, and Purchaser will accept for payment, all Shares validly tendered and not withdrawn promptly following the applicable expiration date of the Offer. The initial expiration date of the Offer will be midnight, Los Angeles time, on Friday, May 6, 2011 (which we refer to as the “Initial Offer Expiration Date”).

If the Marketing Period (as defined below) has not ended prior to the time that the Initial Offer Expiration Date, the Offer shall not be consummated until the earlier to occur of (i) a date during the Marketing Period specified by Parent on three business days written notice to Epicor and (ii) the first business day immediately following the final day of the Marketing Period (subject in each case to the satisfaction or waiver of all of the Offer conditions as of the date determined pursuant to this sentence). “Marketing Period” means the first period of twenty-five consecutive business days after the date of the Merger Agreement: (A) commencing on the date Parent shall have received the financial information that Epicor is required to provide to Parent pursuant to the Merger Agreement and that Activant is required to provide pursuant to the Activant Merger Agreement, (B) throughout which nothing has occurred and no condition exists that would cause certain conditions set forth in the Merger Agreement to fail to be satisfied, assuming the Merger were to be scheduled to be consummated for any time during such 25 business day period and (C) during the last three business days of such 25 business day period certain conditions of the Merger Agreement shall have been satisfied.

Terms and Conditions of the Offer. The obligations of Purchaser to accept for payment, and pay for, any Shares tendered pursuant to the Offer are subject to the conditions set forth in Section 15—“Certain Conditions of the Offer.” The Offer conditions are for the sole benefit of Parent and Purchaser, and Parent and Purchaser may waive, in whole or in part, any Offer condition at any time and from time to time, in their sole discretion, other than the Minimum Tender Condition, which may be waived by Parent and Purchaser only with the consent of Epicor. Parent and Purchaser expressly reserve the right to increase the Offer Price or to waive or make any other changes in the terms and conditions of the Offer; provided, however, that unless otherwise expressly provided in the Merger Agreement, without the consent of Epicor, Purchaser shall not (i) reduce the number of Shares subject to the Offer, (ii) reduce the Offer Price, (iii) amend, modify or waive the Minimum Tender Condition, (iv) add to the Offer conditions or amend, modify or supplement any Offer condition in any manner adverse to any holder of Shares, (v) except as otherwise expressly provided in the Merger Agreement, terminate, extend or otherwise amend or modify the expiration date of the Offer, (vi) change the form of consideration payable in the Offer, (vii) otherwise amend, modify or supplement any of the terms of the Offer in any manner adverse to any holder of Shares or (viii) provide any “subsequent offering period” within the meaning of Rule 14d-11 promulgated under the Exchange Act. Under the Activant Merger Agreement, Parent agreed not to take any of the foregoing actions that require Epicor’s consent without also obtaining Activant’s consent.

Extensions of the Offer. Parent and Purchaser have agreed to extend the Offer for the minimum period required by any rule, regulation, interpretation or position of the SEC or the staff thereof applicable to the Offer, provided, however, that in no event shall Parent and Purchaser be required to extend the Offer beyond October 4, 2011, or, if earlier, the date that is five business days following the later of (a) either the date on which the SEC has, orally or in writing, confirmed that it has no further comments on the proxy statement to be filed by Epicor or the first date following the tenth calendar day following the filing of the preliminary proxy statement if the SEC has not informed Epicor that it intends to review the proxy statement and (b) May 4, 2011 (we refer to the date that is the later of (a) and (b) as the “Proxy Statement Clearance Date”). If at any then-scheduled Expiration Date: (i) any applicable waiting period (or any extension thereof) under the HSR Act, relating to the purchase of Shares pursuant to the Offer or the consummation of the Merger has not expired or otherwise been terminated, then Parent and Purchaser have agreed that the Initial Offer Expiration Date will be extended on one or more occasions, in consecutive increments of up to five business days (or such longer period as the Parent, Purchase and Epicor may agree); (ii) any Offer condition is not satisfied, then Purchaser may (at its sole option) extend the Offer by increments of five business days; or (iii) any Offer condition is not satisfied, Parent and Purchaser have agreed to extend the Offer, on one occasion, for five business days if requested by Epicor in writing; provided, however, that (a) the aggregate maximum number of days that the Offer may be extended as described in clauses (i), (ii) and (iii) is 20 business days and (b) with respect to clause (iii) only, in no event will Parent and Purchaser be required to extend the Offer later than two business days following the Proxy Statement Clearance Date.

Termination of the Offer. If at any then-scheduled expiration of the Offer, (x) any Offer condition shall not have been satisfied and (y) no further extensions or re-extensions of the Offer are permitted or required pursuant to the Merger Agreement or applicable law, then Parent may (or upon written request of Epicor, shall) promptly (and in any event within one business day) irrevocably and unconditionally terminate the Offer. The termination of the Offer pursuant to the immediately preceding sentence is referred to in the Merger Agreement as the “Offer

Termination,” and the date on which the Offer Termination occurs is referred to in the Merger Agreement as the “Offer Termination Date.”

Recommendation

Epicor has represented in the Merger Agreement that the Epicor Board has, at a meeting duly called and held at which all directors of Epicor were present, duly and unanimously (i) authorized and approved the execution, delivery and performance of the Merger Agreement and the transactions contemplated therein (including the Offer, the Top-Up Option and the Merger), (ii) approved and declared advisable the Merger Agreement, the Offer, the Merger, the Top-Up Option and the other transactions contemplated by the Merger Agreement, (iii) declared that the terms of the Merger Agreement and the transactions contemplated therein, including the Merger, the Offer, the Top-Up Option and the other transactions contemplated by the Merger Agreement, on the terms and subject to the conditions set forth therein, are fair to and in the best interests of the stockholders of Epicor, (iv) directed that the adoption of the Merger Agreement be submitted to a vote at a meeting of the stockholders of Epicor unless the adoption of the Merger Agreement by Epicor stockholders is not required by applicable law, (v) recommended that the stockholders of Epicor accept the Offer and tender their Shares pursuant to the Offer and, if required by applicable law, adopt the Merger Agreement, (vi) approved the issuance of any Top-Up Option Shares to be issued pursuant to the Top-Up Option and (vii) irrevocably approved for all purposes each of Parent, Purchaser and their respective affiliates and the Merger Agreement and the transactions contemplated therein (including the Offer, the Top-Up Option and the Merger) to (A) exempt such persons, agreements and transactions from, and to elect for Epicor, Parent, Purchaser and their respective affiliates not to be subject to any “moratorium,” “control share acquisition,” “business combination,” “fair price” or other form of anti-takeover laws of any jurisdiction that may purport to be applicable to Epicor, Parent, Purchaser or any of their respective affiliates or the Merger Agreement or the transactions contemplated therein (including the Offer, the Top-Up Option and the Merger) with respect to any of the foregoing and (B) exempt such person from being an “Acquiring Person” under the Amended and Restated Preferred Stock Rights Agreement, dated as of October 27, 2004, between Epicor and Mellon Investor Services LLC, as Rights Agent, as amended by Amendment No. 1 thereto, dated as of February 24, 2009, by and between Epicor and Mellon Investor Services LLC, as Rights Agent (which we refer to as the “Rights Plan”) and entering into any amendments to the Rights Plan or other agreements required to effectuate the foregoing, which resolutions, as of the date of the Merger Agreement, have not been rescinded, modified or withdrawn in any way. We refer to the recommendation in clause (v) above as the “Recommendation.”

Top-Up Option

Pursuant to the Merger Agreement, Epicor granted to Purchaser an irrevocable option to purchase additional Shares (such Shares, the “Top-Up Option Shares”) at a price per share equal to the Offer Price that, when added to the number of Shares owned by Parent, Purchaser and any of their wholly-owned subsidiaries immediately prior to the time of such exercise (including Shares tendered in the Offer pursuant to the procedures for guaranteed delivery but only if such Shares have been delivered prior to the exercise of the Top-Up Option) and the Support Agreement Shares, will constitute at least one share more than 90% of the Shares then outstanding (after giving effect to the Top-Up Option). The Top-Up Option is intended to expedite the timing of the consummation of the Merger by permitting the Merger to occur pursuant to Delaware’s short-form merger statute. Purchaser is required to exercise the Top-Up Option if Purchaser does not own at least 90% of the outstanding Shares immediately after it accepts for purchase all of the shares validly tendered and not withdrawn. Immediately following the consummation of the Offer and immediately prior to the consummation of the Merger, Purchaser shall pay to Epicor the purchase price owed by Purchaser to Epicor to purchase that number of newly issued, fully paid and nonassessable Shares required to effect the Top-Up Option, at Purchaser’s option, (i) in cash, by wire transfer of same-day funds, or (ii) by (x) paying in cash, by wire transfer of same-day funds, an amount equal to not less than the aggregate par value of such newly issued Shares and (y) executing and delivering to Epicor a promissory note, with such terms as specified in the Merger Agreement, having a principal amount equal to the aggregate purchase price pursuant to the Top-Up Option less the amount paid in cash.

If, following the consummation of the Offer and the exercise, if applicable, of the Top-Up Option, Parent and its affiliates collectively own at least 90% of the outstanding Shares (including the Support Agreement Shares), Parent, Purchaser and Epicor shall take all necessary and appropriate action to consummate the Merger as a short-form merger as soon as practicable without a meeting of stockholders of Epicor in accordance with the DGCL.

The Merger

The Merger Agreement provides that, following consummation of the Offer, if applicable, and subject to the terms and conditions of the Merger Agreement, and in accordance with the DGCL, at the effective time of the Merger (the “Effective Time”):

•	Purchaser will be merged with and into Epicor and, as a result of the Merger, the separate corporate existence of Purchaser will cease;

•	Epicor will be the surviving corporation in the Merger (which we refer to as the “Surviving Corporation”) and will become a wholly-owned subsidiary of Parent; and

•

all of the properties, rights, privileges, powers and franchises of Epicor and Purchaser will vest in the Surviving Corporation, and all of the claims, obligations, liabilities, debts and duties of Epicor and Purchaser shall become the claims, obligations, liabilities, debts and duties of the Surviving Corporation; and

•

in the event that the Minimum Tender Condition is not met, and in certain other circumstances, Epicor, Purchaser and Parent have agreed to consummate the Merger without the prior consummation of the Offer, subject to the receipt of the Stockholder Approval (as defined below) and the satisfaction of certain other conditions described below.

Articles of Incorporation; Bylaws; Directors and Officers of the Surviving Corporation. At the Effective Time, the certificate of incorporation and bylaws of the Surviving Corporation shall be amended to be identical to the certificate of incorporation and bylaws, respectively, of Purchaser, as in effect immediately prior to the Effective Time, except that the name of the Surviving Corporation will be “Epicor Software Corporation.” The directors of Purchaser will become the directors of the Surviving Corporation and the officers of Epicor will become the officers of the Surviving Corporation.

Merger Closing Conditions

The obligations of Parent and Purchaser, on the one hand, and Epicor, on the other hand, to consummate the Merger are each subject to the satisfaction or (to the extent permitted by applicable law) the waiver of the following conditions:

•

if required by applicable law, the affirmative vote of holders of a majority of Shares entitled to vote at a stockholders’ meeting to adopt the Merger Agreement (which we refer to as the “Stockholder Approval”) shall have been obtained;

•	the applicable waiting period under the HSR Act shall have expired or otherwise been terminated;

•

none of the United States (federal, state or local) or foreign government, or any governmental, regulatory, judicial or administrative authority, agency or commission shall have enacted, issued, promulgated, enforced or entered any laws, rules, regulations, orders, judgment, injunction, temporary restraining order or other order in any suit or proceeding which is then in effect and has the effect of enjoining or otherwise prohibiting the Merger; and

•	unless the Offer Termination shall have occurred, Purchaser shall have accepted for payment all Shares validly tendered and not validly withdrawn pursuant to the Offer.

If the Offer Termination has occurred or if the consummation of the Offer has not occurred, the obligations of Parent and Purchaser to consummate the Merger are subject to the satisfaction or (to the extent permitted by applicable law) the waiver of the following additional conditions:

•

each of the representations and warranties of Epicor with respect to (i) authorization, the opinion of the financial advisor, applicability of takeover statutes, the Rights Plan or Stockholder Approval are true and correct in all respects with the same effect as though made as of the date of the consummation of the Merger (except to the extent expressly made as of an earlier date, in which case as of such date); (ii) organization and qualification, the certificate of organization and bylaws, authorized and outstanding capital stock, SEC filings and financial statements, information supplied with respect to certain SEC filings, and disclosure controls and procedures are true and correct in all material respects with the same effect as though made as of the date of the consummation of the Merger (except to the extent expressly made as of an earlier date, in which case as of such date) and (iii) all other matters (without giving effect to any materiality or “Company Material Adverse Effect” qualifications therein, except with respect to the representation and warranty that since December 31, 2010, there has not been any event, development or state of circumstances that has had, individually or in the aggregate, a Company Material Adverse Effect (as defined herein)) shall be true and correct except for such failures to be true and correct as would not have, individually or in the aggregate, a Company Material Adverse Effect as of the date of the consummation of the Merger with the same effect as though made as of the date of the consummation of the Merger (except to the extent expressly made as of an earlier date, in which case as of such date). Solely for the purposes of clause (ii) above, if one or more inaccuracies in the representations and warranties with respect to authorized and outstanding capital stock causes the aggregate amount required to be paid by Parent or Purchaser to effectuate the Merger and pay all fees and expenses in connection therewith to increase by $1,000,000 or more, such inaccuracy or inaccuracies will be considered material for purposes of this closing condition;

•

Epicor has performed or complied in all material respects with all agreements and covenants required by the Merger Agreement to be performed or complied with by it on or prior to the consummation of the Merger;

•	Epicor shall have delivered to Parent an officer’s certificate which certifies that the conditions listed above have been satisfied; and

•	the conditions to Parent’s obligation to consummate the Activant Merger under the Activant Merger Agreement have been satisfied or waived in writing.

If the Offer Termination has occurred or if the consummation of the Offer has occurred, Epicor’s obligation to consummate the Merger is subject to the satisfaction or (to the extent permitted by applicable law) the waiver of the following additional conditions:

•

each of the representations and warranties of Parent and Purchaser contained in the Merger Agreement (without giving effect to any materiality or “Parent Material Adverse Effect” qualifications) are true and correct except for such failures to be true and correct as would not have, individually or in the aggregate, a Parent Material Adverse Effect (as defined below) as of the date of the consummation of the Merger with the same effect as though made on and as of the date of the consummation of the Merger (except to the extent expressly made as of an earlier date, in which case as of such date);

•

Parent and Purchaser have performed or complied in all material respects with all material agreements and covenants required by the Merger Agreement to be performed or complied with by them on or prior to the consummation of the Merger; and

•	Parent shall have delivered to Epicor an officer’s certificate which certifies that the conditions listed above have been satisfied.

“Company Material Adverse Effect” is defined below under “Representations and Warranties.” “Parent Material Adverse Effect” means any change, effect or circumstance that is materially adverse to the business, operations, results of operations or financial condition of Parent, or which, individually or in the aggregate, may reasonably be expected to prevent or materially delay or impair the ability of Parent to consummate the Offer, the Merger and the other transactions contemplated by the Merger Agreement.

Merger Consideration

At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time, other than Shares owned by Parent, Purchaser or Epicor, Shares owned by any stockholder of Epicor who is entitled to and properly exercises appraisal rights under Section 262 of the Delaware General Corporation Law and the Support Agreement Shares, will automatically be converted into the right to receive the Offer Price in cash, without interest and less any applicable withholding taxes. All shares converted into the right to receive the Offer Price shall be canceled and cease to exist.

Payment for Epicor Shares. Prior to the Effective Time, Parent shall designate a paying agent (which we refer to as the “Paying Agent”), the identity and the terms of appointment of which are reasonably acceptable to Epicor, for the payment of the Merger Consideration. Immediately prior to the filing of the certificate of merger with the Secretary of State, Parent will deposit, or cause to be deposited with the Paying Agent, cash constituting an amount equal to the sum of (i) an amount equal to the product of (x) the number of Shares issued and outstanding (other than Shares owned by Parent, Purchaser or Epicor, Shares owned by any stockholder of Epicor who is entitled to and properly exercises appraisal rights under Section 262 of the Delaware General Corporation Law and the Support Agreement Shares) immediately prior to the Effective Time and (y) the Merger Consideration (such amount, the “Total Common Merger Consideration”) and (ii) the amounts payable to holders of stock options, restricted stock and restricted stock units under the Merger Agreement (as further described below) (collectively, the “Aggregate Merger Consideration” and, such Aggregate Merger Consideration as deposited with the Paying Agent, the “Exchange Fund”). In the event the Exchange Fund is insufficient to make the contemplated payments due to any losses taken or fees charged with respect to the investment of such funds, Parent will promptly deposit, or cause to be deposited, additional funds with the Paying Agent in an amount which is equal to the deficiency in the amount required to make such payment. Parent will cause the Exchange Fund to be held for the benefit of the holders of Epicor common stock (including stock options, restricted stock and restricted stock units) and applied promptly to payments to such holders as described in the Merger Agreement. The Exchange Fund may not be used for any other purpose than such payments except as expressly provided for in the Merger Agreement.

As promptly as reasonably practicable after the Effective Time and no later than two business days thereafter, the Paying Agent will send (i) to each holder of Shares a letter of transmittal and instructions advising such holders how to surrender stock certificates in exchange for the Merger Consideration, (ii) to each holder of a stock option, a check or direct deposit in an amount due and payable to such holder under the Merger Agreement in respect of such stock option, and (iii) to each holder of a restricted stock unit, a check or direct deposit in an amount due and payable to such holder under the Merger Agreement in respect of such a restricted stock unit. Upon surrender of a Certificate (or affidavit of loss in lieu thereof) or book-entry share (each, a “Book-Entry Share”) for cancellation to the Paying Agent, together with a letter of transmittal duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, the holder of such Certificate or Book-Entry Share will be entitled to receive in exchange therefor the Merger Consideration for each Share formerly represented by such Certificate or Book-Entry Share, to be mailed, made available for collection by hand or delivered by wire transfer, as elected by the surrendering holder, promptly following the Paying Agent’s receipt of such Certificate (or affidavit of loss in lieu thereof) or Book-Entry Share, and the Certificate (or affidavit of loss in lieu thereof) or Book-Entry Share so surrendered will be cancelled.

Any portion of the Exchange Fund which remains undistributed to the holders of the Certificates or Book-Entry Shares for 12 months after the Effective Time will be returned to the Surviving Corporation or Parent, as directed by Parent, upon demand, and any such holders prior to the Merger who have not theretofore complied with the exchange procedures shall thereafter look only to Parent as general creditor thereof for payment of their claims for cash, without interest, to which such holders may be entitled.

If any Certificate has been lost, stolen or destroyed, the Paying Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration to which the stockholder is entitled, if the stockholder claiming such Certificate provides an affidavit to that fact and, if required by the Surviving Corporation, posts a bond in such reasonable amount that the Surviving Corporation direct as indemnity against any claim that may be made against it in respect of the Certificate.

Stock Options, Restricted Stock Units and Restricted Stock; Employee Stock Purchase Plan

Each option to purchase Shares outstanding and unexercised immediately prior to the consummation of the Offer (other than those granted under the Epicor Software Corporation (Formerly Platinum Software Corporation) Amended and Restated Incentive Stock Option, Nonqualified Stock Option and Restricted Stock Purchase Plan 1994 and the Epicor Software Corporation (Formerly Platinum Software Corporation) Amended and Restated Nonqualified Stock Option Plan 1993 (which we refer to as the “1993 and 1994 Plans”)) shall be cancelled without any action on the part of any such holder in consideration for the right to receive, as promptly as practicable following the consummation of the Offer, a cash payment equal to the product of (A) the number of Shares subject to such option as of immediately prior to the consummation of the Offer and (B) the excess, if any, of the Offer Price over the exercise price per share of Epicor common stock subject to such option, less any required withholding taxes. Each option to purchase shares granted under the 1993 and 1994 Plans that is outstanding and unexercised immediately prior to the Effective Time shall be cancelled without any action on the part of the holder of such option in consideration for the right to receive, immediately after the Effective Time, cash payment with respect thereto equal to the product of (A) the number of Shares subject to such option as of immediately prior to the Effective Time and (B) the excess, if any, of the Offer Price over the exercise price per share of Epicor common stock subject to such option. As of the Effective Time, each restricted stock unit that is issued and outstanding immediately prior to the Effective Time shall become or otherwise be deemed vested pursuant to the terms of the equity plan and award agreement governing each such restricted stock unit (if not already vested in the ordinary course) and all restrictions on such vested restricted stock units shall lapse, and each restricted stock unit shall be cancelled by virtue of the Merger and without any action on the part of any holder of any restricted stock unit in consideration for the right at the Effective Time to receive, as promptly as reasonably practicable following the Effective Time, a cash payment with respect thereto equal to the product of (i) the Shares previously subject to such vested restricted stock unit and (ii) the Merger Consideration, less any required withholding taxes. As of immediately prior to the consummation of the Offer, each outstanding share of restricted stock shall become or otherwise be deemed vested pursuant to the terms of the equity plan and award agreement governing such restricted stock and all restrictions on such vested restricted stock shall lapse and holder thereof shall have the right to tender the Shares underlying the award of vested restricted stock then held (net of any tax withholding) into the Offer. To the extent any Shares that were formerly restricted stock are not so tendered, upon the Effective Time, they shall be converted into the right to receive the Offer Price in accordance with the procedures for Epicor common stock. Notwithstanding the foregoing, any option to purchase Shares, restricted stock unit or restricted stock held by a person that is subject to a Non-Tender and Support Agreement shall be treated in the manner agreed between the parties to the applicable Non-Tender and Support Agreement. Epicor shall terminate its existing Employee Stock Purchase Plan at or prior to the Effective Time.

Representations and Warranties

The Merger Agreement contains representations and warranties of Epicor, Parent and Purchaser.

Some of the representations and warranties in the Merger Agreement made by Epicor are qualified as to “materiality” or “Company Material Adverse Effect.” For purposes of the Merger Agreement and the Offer, “Company Material Adverse Effect” means any change, event, effect, occurrence, state of facts or development (whether or not constituting a breach of a representation, warranty or covenant set forth in the Merger Agreement) that, individually or in the aggregate with any such other changes, events, effects, occurrences, state of facts or developments, (a) has had or is reasonably likely to have a material adverse effect on the business, results of operations, assets, liabilities or financial condition, in each case, of Epicor and its subsidiaries taken as a whole, or (b) prevents the consummation of the Merger. For the purposes of clause (a) above, no changes, events, effects, occurrences, state of facts or developments relating to or attributable to the following will constitute a “Company Material Adverse Effect” (provided, however, that with respect to the following clauses (ii), (iii) and (iv), such matter will only be excluded to the extent that such matter does not have a materially disproportionate effect on Epicor and its subsidiaries, taken as a whole, relative to other comparable entities operating in the industry in which Epicor and its subsidiaries operate):

i.	any changes in general economic or political conditions (including hostilities, acts of war, sabotage, terrorism or military actions), or in the financial, credit or securities markets in general (including changes in interest rates, exchange rates, stock, bond and/or debt prices) in any country or region in which Epicor or any of its subsidiaries conducts business;

ii.	any events, circumstances, changes or effects that affect the industries in which Epicor or any of Epicor’s subsidiaries operate;

iii.	any changes in laws applicable to Epicor or any of Epicor’s subsidiaries or any of their respective properties or assets or changes in GAAP or rules and policies of the Public Company Accounting Oversight Board;

iv.	any natural disasters or acts of war, sabotage or terrorism, or armed hostilities, or any escalation or worsening thereof;

v.	the negotiation, entry into, announcement or performance of the Merger Agreement and the transactions contemplated therein (including compliance with the covenants set forth herein and any action taken or omitted to be taken by Epicor at the request of or with the consent of Parent or Purchaser) including any loss of, or change in, the relationship of Epicor or any of Epicor’s subsidiaries, contractual or otherwise, with its customers, suppliers, vendors, lenders, employees, investors, or venture partners as a result thereof;

vi.	any changes in the market price or trading volume of Shares or any failure of Epicor to meet internal or published projections, forecasts or revenue or earnings predictions for any period (except that the underlying causes of such change or failure may be considered for purposes of determining whether a Company Material Adverse Effect has occurred);

vii.	the fact that the prospective owner of Epicor and its subsidiaries is Parent or any affiliate of Parent;

viii.	any change in the credit rating of Epicor or any of its subsidiaries (except that the underlying causes of such change may be considered for purposes of determining whether a Company Material Adverse Effect has occurred);

ix.	any breach by Parent or Purchaser of the Merger Agreement;

x.	Parent’s execution, delivery and performance of the Activant Merger Agreement or the consummation of the Activant Merger; and

xi.	any litigation arising from allegations of a breach of fiduciary duty or other violation of applicable law relating to the Merger Agreement or the transactions contemplated by the Merger Agreement.

In the Merger Agreement, Epicor has made customary representations and warranties to Parent and Purchaser with respect to, among other things:

•	corporate matters related to Epicor, such as organization and qualification;

•	its subsidiaries;

•	its certificate of incorporation and bylaws;

•	capitalization;

•	authority;

•	no conflict, required filings and consents;

•	permits and licenses;

•	compliance with laws;

•	SEC filings and financial statements;

•	information supplied with respect to certain SEC filings;

•	disclosure controls and procedures;

•	absence of certain changes and events;

•	no undisclosed liabilities; indebtedness;

•	absence of litigation;

•	employee benefit plans;

•	labor matters;

•	intellectual property;

•	taxes;

•	material contracts;

•	real property;

•	insurance;

•	opinion of financial advisor with respect to the fairness of the Offer Price;

•	the inapplicability of state takeover statutes or regulations to the Offer or the Merger;

•	that neither Parent or Purchaser shall be an “Acquiring Person” under the Rights Plan;

•	the vote required for the adoption of the Merger Agreement and the approval of the Merger and the transactions contemplated by the Merger Agreement;

•	brokers’ fees and expenses; and

•	competition act.

In the Merger Agreement, Parent and Purchaser have made customary representations and warranties to Epicor with respect to, among other things:

•	corporate matters related to Parent and Purchaser, such as organization, standing and corporate power;

•	certificate of incorporation, bylaws and other organizational documents;

•	authority;

•	no conflict; required filings and consents;

•	absence of litigation;

•	absence of certain agreements;

•	information supplied for certain SEC filings;

•	financing;

•	capitalization of Purchaser;

•	interest in competitors;

•	investment intentions;

•	brokers’ fees and expenses;

•	solvency;

•	inapplicability of DGCL Section 203;

•	Parent ownership of Epicor securities;

•	WARN Act;

•	management agreements;

•	litigation; and

•	the Activant Merger Agreement.

None of the representations and warranties contained in the Merger Agreement survives the consummation of the Merger.

Conduct of Business of Epicor

The Merger Agreement provides that, except (i) as may be otherwise required by applicable law, (ii) with the written consent of Parent (not to be unreasonably withheld, delayed or conditioned, except as otherwise provided), (iii) as expressly permitted by the Merger Agreement or (iv) as previously disclosed to Parent in connection with the Merger Agreement:

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the business of Epicor and its subsidiaries must be conducted only in, and such entities must not take any action except in, the ordinary course of business and in a manner consistent with past practice in all material respects;

•

Epicor and its subsidiaries will use commercially reasonable efforts to keep available the services of the current executive officers and key employees of Epicor and each of its subsidiaries and to preserve the current relationships of Epicor and each of its subsidiaries with each of the distributors, franchisees, suppliers and other persons with whom Epicor or any of its subsidiaries has material business relations; and

•	Epicor and its subsidiaries will comply with applicable law.

Without limiting the generality of the foregoing, Epicor agreed not to, and agreed not to permit any of its subsidiaries to:

•	amend, waive or otherwise change, in any material respect, the certificate of incorporation of bylaws of Epicor (or equivalent organizational or governing documents of any of its subsidiaries);

•

issue, sell, pledge, dispose, encumber or grant any shares of capital stock, or any options, warrants, convertible securities or rights of any kind (provided, however, that Epicor may issue shares upon the vesting of restricted stock units or exercise of options and pursuant to existing employment agreements and benefit plans in effect as of the date of the Merger Agreement that have been disclosed or made available to Parent);

•	make dividends, distributions or redemptions of Shares;

•	increase employee compensation or other benefits payable;

•

grant any incentive compensation opportunity or pay any incentive compensation or pay or agree to pay any pension, retirement, allowance, severance, change of control or termination pay to, or enter into any severance, change of control or similar agreement with, any current or former employees, directors, executive officers, or other services providers of Epicor or any of its subsidiaries, other than in the ordinary course of business consistent with past practice,

•	enter into or amend any employment, consulting, bonus, retention, retirement or similar agreement with any employee or executive officer;

•	establish, adopt, enter into or amend any collective bargaining agreement, plan, trust, fund, policy or arrangement;

•	adopt or amend compensation or benefit plans;

•	make acquisitions in excess of $2.5 million;

•	incur indebtedness for borrowed money;

•	terminate or materially amend or modify certain agreements or entrance into any contract that would have been required to be disclosed in connection with the execution of the Merger Agreement;

•	materially change financial accounting principles;

•	purchase, sell, transfer, license, assign, mortgage, encumber, abandon, fail to maintain or otherwise dispose of intellectual property rights;

•	adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of Epicor or any of its subsidiaries (other than among wholly-owned subsidiaries);

•	effect compromises, settlements or agreements to settle any pending or threatened suit or claim;

•	grant any liens on assets other than as permitted under the Merger Agreement;

•	enter into any new line of business outside existing business segments;

•

effect any material tax election changes, changes to annual tax accounting periods, changes to tax accounting methods, settlements of, or extensions or waivers of the applicable statute of limitations for any tax claim;

•	fail to maintain in full force and effect material insurance policies;

•	implement any employee layoffs that implicate the WARN Act; or

•	agree to, make any commitment to, or enter into any letter of intent or agreement in principle with respect to do any of the foregoing.

Go-Shop; Solicitation

Go-Shop. During the period beginning on April 4, 2011 and continuing until 11:59 p.m., Los Angeles time, on May 4, 2011, Epicor may, directly or through its representatives: (i) solicit, initiate or encourage, any Competing Proposals (as defined below), including by way of providing access to non-public information; however, prior to furnishing such information, Epicor receives from the third party recipient of such information a customary confidentiality and standstill agreement with terms no less favorable to Epicor in the aggregate than those contained in the confidentiality agreement with Apax Partners, L.P. (an “Acceptable Confidentiality Agreement”), and in addition, (A) any such material provided to any third party given such access that has not been provided to Parent or Purchaser shall be provided to Parent and Purchaser as promptly as reasonably practicable after it is provided to such third party and (B) Epicor and its subsidiaries shall withhold such portions of documents or information, or provide pursuant to customary “clean-room” or other appropriate procedures, to the extent relating to any pricing or other matters that are highly sensitive or competitive in nature if the exchange of such information (or portions thereof) could reasonably be likely to be harmful to the operation of Epicor in any material respect; and (ii) engage in, continue or otherwise participate in any discussions or negotiations with respect to any Competing Proposal or otherwise cooperate with or assist or participate in or facilitate any such discussions or negotiations or any effort or attempt to make any Competing Proposal.

No Solicitation. After 11:59 p.m., Los Angeles time, on May 4, 2011 until the Effective Time, or, if earlier, the termination of the Merger Agreement in accordance with its terms, Epicor shall, and shall cause its subsidiaries and representatives to (i) cease and cause to be terminated any existing solicitation, encouragement, discussion or negotiation with any third parties (other than a Qualified Go-Shop Bidder) with respect to a Competing Proposal, and (ii) request any such third party (other than a Qualified Go-Shop Bidder) to promptly return or destroy all confidential information concerning Epicor and its subsidiaries. Epicor shall not, and shall not permit any of its subsidiaries or representatives to, from and after May 4, 2011 until the earlier of the Effective Time or the date, if any, on which the Merger Agreement is terminated pursuant to its terms, directly or indirectly, (w) solicit, initiate, knowingly encourage or knowingly facilitate (including by providing information or granting any waiver, amendment or release under any standstill or confidentiality agreement or the provisions of any “fair price,” “moratorium,” “control share acquisition” or any other takeover or anti-takeover statute or similar federal or state law or otherwise) any inquiry, discussion, offer or request that constitutes, or could reasonably be expected to lead to, a Competing Proposal, (x) engage, continue or participate in any discussions or negotiations with, or furnish any non-public information relating to Epicor or any of its subsidiaries to, or afford access to the books or records of Epicor or its subsidiaries to, any third party that would reasonably be expected to lead to a Competing Proposal or any third party that, to the knowledge of Epicor, is seeking to make, or has made, a Competing Proposal, (y) approve, endorse, recommend or enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or similar definitive agreement (other than an Acceptable Confidentiality Agreement) with respect to any Competing Proposal (an “Alternative Acquisition Agreement”) or (z) resolve to propose, agree or publicly announce an intention to do any of the foregoing. From and after May 4, 2011, Epicor may continue to engage in the activities described in clauses (x) through (z) above with respect to a Qualified Go-Shop Bidder. No later than May 6, 2011, Epicor shall notify Parent and Purchaser in writing of the number and identity of any Qualified Go-Shop Bidders.

For purposes of this Offer to Purchase and the Merger Agreement:

•

“Competing Proposal” means any inquiry, proposal or offer (other than a proposal or offer by Parent or any of its subsidiaries) from a third party relating to (i) a merger, reorganization, sale of assets, share exchange, consolidation, business combination, recapitalization, dissolution, liquidation, joint venture or similar transaction involving Epicor or any of its subsidiaries whose assets, individually or in the aggregate, constitute, directly or indirectly, 15% or more of the consolidated assets of Epicor as determined on a book-value basis; (ii) the acquisition (whether by merger, consolidation, equity purchase or investment, joint venture or otherwise) by any third party, directly or indirectly, of 15% or more of the assets of Epicor and its subsidiaries, taken as a whole as determined on a book-value basis; (iii) the acquisition in any manner, directly or indirectly, by any third party, directly or indirectly, of 15% or more of the issued and outstanding Shares; (iv) any purchase, acquisition, tender offer or exchange offer that, if consummated, would result in any third party, directly or indirectly, beneficially owning 15% or more of Epicor common stock or any class of equity or voting securities of Epicor or any of its subsidiaries whose assets, individually or in the aggregate, constitute 15% or more of the consolidated assets of Epicor as determined on a book-value basis; or (v) any combination of the foregoing.

•

“Qualified Go-Shop Bidder” means any person or group from whom Epicor has received a Competing Proposal after the execution of the Merger Agreement and prior to May 4, 2011 that the Epicor Board determines, prior to or as of May 4, 2011, in good faith, after consultation with Epicor’s financial and legal advisors, constitutes, or would reasonably be expected to lead to, a Superior Proposal; provided that any such person or group shall cease to be a Qualified Go-Shop Bidder when the ultimate equityholder(s) of such person and the other persons who were members of such group, if any, as of May 4, 2011, cease to provide (directly or indirectly) in the aggregate at least 50% of the equity financing (measured by voting power and value) of such person or group at any time following May 4, 2011.

•

“Superior Proposal” means a Competing Proposal (with all percentages in the definition of Competing Proposal increased to 50%) made by a third party to that the Epicor Board determines in good faith, after consultation with Epicor’s financial and legal advisors, and considering such factors as the Epicor Board considers to be appropriate (including the conditionality and the timing and likelihood of consummation of such proposal), is more favorable from a financial point of view Epicor and its stockholders (after giving effect to all adjustments to the terms thereof which may be offered by Parent in writing) than the transactions contemplated by the Merger Agreement.

From and after May 4, 2011, Epicor shall, as promptly as reasonably practicable (and in any event within two business days), advise Parent and Purchaser of receipt by Epicor of any Competing Proposal (or any inquiry or request for negotiating or discussing a Competing Proposal) or any request for non-public information in connection with any Competing Proposal, the material terms and conditions of any such Competing Proposal or request (including the identity of the third party and, if applicable, copies of any documents relating to such Superior Proposal), and shall as promptly as reasonably practicable (and in any event on a daily basis) advise Parent and Purchaser of any material amendments to any such Competing Proposal or request and shall keep Parent reasonably informed on a daily basis of the status and terms thereof.

Epicor Board’s Recommendation; Adverse Recommendation Changes

As described above, and subject to the provisions described below, the Epicor Board has made the Recommendation that holders of Shares accept the Offer, tender their Shares to Purchaser in the Offer and adopt the Merger Agreement. The Epicor Board also agreed to include the Recommendation in the Schedule 14D-9 and to permit Parent to include the Recommendation in this Offer to Purchase and documents related to the Offer. The Merger Agreement provides that the Epicor Board will not effect an “Adverse Recommendation Change” (as defined below) except as described below.

Neither the Epicor Board nor any committee thereof shall (i) withdraw or modify, or publicly propose to withdraw or modify, in a manner adverse to Parent or Purchaser, the Recommendation or the findings or conclusions of the Epicor Board described in the board resolutions adopted in connection with the execution of the Merger Agreement, (ii) adopt, approve or recommend, or publicly propose to adopt, approve or recommend, any Competing Proposal made or received after the date hereof; (iii) fail to recommend against any Competing Proposal subject to Regulation 14D under the Exchange Act in any solicitation or recommendation statement made on Schedule 14D-9 within ten business days after the commencement of such Competing Proposal; (iv) fail to include the Recommendation in the Offer Documents; (any of the actions described in clauses (i) through (iv), an “Adverse Recommendation Change”) or (v) cause or permit Epicor to enter into any Alternative Acquisition Agreement.

Prior to the earlier to occur of the consummation of the Offer and obtaining the Stockholder Approval, the Epicor Board shall be permitted (x) to terminate the Merger Agreement to enter into a definitive agreement with respect to a Superior Proposal if the Epicor Board (A) has received a bona fide Competing Proposal that is not withdrawn and that, in the good faith determination of the Epicor Board after consultation with its financial and legal advisors, constitutes a Superior Proposal, after having complied with, and giving effect to all of the adjustments which may be offered by Parent and Purchaser, and (B) determines in good faith, after consultation with its financial and legal advisors, that failure to terminate the Merger Agreement and enter into a definitive agreement with respect to such Superior Proposal would be reasonably likely to be inconsistent with the directors’ fiduciary duties under applicable law or (y) to effect an Adverse Recommendation Change (but only as described in clause (i) of such definition and only so long as it is not made in connection with, or in any way relating to, a Competing Proposal, the terms thereof, or the fact that it was made), if events, facts, developments, circumstances or occurrences that affect the business, assets or operations of Epicor or its subsidiaries that were not known by Epicor as of the date hereof become known and as a result thereof the Epicor Board determines in good faith, after consultation with its financial and legal advisors, that failure to take such action may be inconsistent with the directors’ fiduciary duties under applicable law.

Epicor is not entitled to make an Adverse Recommendation Change under clause (i) of such definition or to terminate the Merger Agreement in accordance with the terms of the Merger Agreement with respect to a Superior Proposal unless (i) Epicor has provided a written notice with respect thereto to Parent and Purchaser that Epicor shall take such action within three business days following the delivery of such notice and describing, as applicable, (x) such events, facts, developments, circumstances or occurrences that are the basis of such action and cause it to be required to effect such Adverse Recommendation Change or (y) the material terms and conditions of the Superior Proposal that is the basis of such action and cause it to constitute a Superior Proposal (including the identity of the third party and, if applicable, copies of any documents relating to such Superior Proposal); (ii) during the three business day period following Parent’s and Purchaser’s receipt of such notice, Epicor shall negotiate with Parent and Purchaser in good faith (to the extent Parent and Purchaser desire to negotiate) to make such adjustments in the terms and conditions of the Merger Agreement and the financing commitments described therein so that, as applicable, (x) failure to effect such Adverse Recommendation Change would no longer be reasonably likely to be inconsistent with the directors’ fiduciary duties under applicable law or (y) such Superior Proposal ceases to constitute a Superior Proposal; and (iii) following the end of such three business day period, the Epicor Board shall have determined in good faith after consultation with its financial and legal advisors, taking into account any changes to the Merger Agreement and the financing commitments described therein proposed in writing by Parent and Purchaser in response to such notice or otherwise, that, as applicable, (x) failure to effect such Adverse Recommendation Change would be reasonably likely to be inconsistent with the directors’ fiduciary duties under applicable law or (y) the Superior Proposal giving rise to such notice continues to constitute a Superior Proposal. Any material amendment to the financial terms or any other material amendment of such Superior Proposal shall require a new written notice to be delivered by Epicor to Parent and Purchaser (provided that references to the three business day period above shall be deemed to be references to a two business day period).

The Merger Agreement does not prohibit Epicor or the Epicor Board, directly or indirectly through its Representatives, from (i) taking and disclosing to its stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act or (ii) making any “stop, look and listen” communication to its stockholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act, in either case, if the board of directors of Epicor has determined in good faith, after consultation with legal counsel, that the failure to do so would be reasonably likely to be inconsistent with the directors’ fiduciary duties under applicable law; however, any such disclosures (other than those made pursuant to clause (ii) above) shall be deemed to be an Adverse Recommendation Change unless the Epicor Board expressly publicly reaffirms the Recommendation within two business days following a written request by Parent. Upon the written request by Parent for any reason (provided, however, that Parent may only make such request pursuant to this sentence one time during such period), the Epicor Board shall expressly publicly reaffirm Recommendation (x) in the event that a Competing Proposal has not been submitted during the eight business day period prior to such request, within two business days following such written request or (y) in the event that a Competing Proposal has been submitted during the eight business day period prior to such request, on the tenth business day following such submission.

Financing Efforts

Each of Parent and Purchaser shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and obtain the debt and equity financing on the terms and conditions set forth in the equity commitment letter and debt commitment letter and any related fee letter, including using reasonable best efforts to seek to cause (including through litigation to the extent necessary) the lenders party to the debt commitment letter and any other person providing financing, and shall not agree to any amendments or modifications to, or grant any waivers of, any condition or other provision under the equity commitment letter or debt commitment letter without the prior written consent of Epicor to the extent such amendments, modifications or waivers would (a) reduce the aggregate amount of aggregate cash proceeds available from which to fund the amounts required to be paid by Parent or Purchaser under the Merger Agreement (as compared to the amount of such aggregate proceeds contemplated under the equity commitment letter and debt commitment letter as in effect on the date of the Merger Agreement), (b) impose new or additional conditions precedent that would be reasonably likely to (i) prevent or materially delay or impair the ability of Parent to consummate the Offer, the Merger and the other transactions contemplated by the Merger Agreement or (ii) adversely impact the ability of Parent or Purchaser to enforce its rights against the other parties to the equity commitment letter and debt commitment letter, (c) expand upon the conditions precedent contained therein in any way or cause any delay of the consummation of the transactions contemplated in the Merger Agreement or (d) otherwise result in financing terms that are less favorable, in the aggregate when taken as a whole, to Parent, Purchaser and Epicor than those in the equity commitment letter and debt commitment letter as in effect on the date of the Merger Agreement. Parent and Purchaser shall not be required, and in no event shall the term “reasonable best efforts” of Parent or Purchaser be deemed or construed to require, either Parent or Purchaser to (i) seek the equity financing from any source other than those counterparty to, or in any amount in excess of that contemplated by, the equity commitment letter or (ii) pay any fees in excess of those contemplated by the financing commitments, or agree to any “market flex” term less favorable to Parent, Purchaser or the Surviving Corporation than such corresponding market flex term contained in or contemplated by the financing commitments (in either case, whether to secure waiver of any conditions contained therein or otherwise).

Epicor has agreed to use its reasonable best efforts to provide such reasonable cooperation as Parent may reasonably request in connection with the debt and equity financing and certain other financing related matters.

Obligations to Use Alternative Financing

In the event that any portion of the debt or equity financing becomes or could become unavailable in the manner or from the sources contemplated in the equity commitment letter and debt commitment letter, Parent and Purchaser have agreed to use their respective reasonable best efforts to arrange and obtain, and to negotiate and enter into definitive agreements with respect to, alternative financing from the same or alternative financial institutions in an amount sufficient to consummate the transactions contemplated by the Merger Agreement on terms and conditions no less favorable, in the aggregate, to Parent and Purchaser than those in the equity commitment letter and debt commitment letter that such alternative financing would replace (taking into account any flex provisions), as promptly as practicable following the occurrence of such event (and in any event no later than the date of the consummation of the Offer or the date of the consummation of the Merger, as applicable).

Obligations with Respect to the Proxy Statement

Epicor is required, as promptly as reasonably practicable after the Proxy Statement Clearance Date, to take all action necessary in accordance with applicable law, the rules of Nasdaq and Epicor’s governing documents to duly call, give notice of, convene and hold a meeting of its stockholders (the “Stockholders’ Meeting”) for the purpose of obtaining the Stockholder Approval.

The Merger Agreement provides that, on or before April 18, 2011, Epicor will prepare and file with the SEC in preliminary form a proxy statement relating to the Stockholders’ Meeting, which shall include the Recommendation with respect to the Merger, a disclosure relating to Epicor’s financial advisor, the Fairness

Opinion, the information that formed the basis of such Fairness Opinion and a copy of Section 262 of the DGCL. As promptly as reasonably practicable after the Proxy Statement Clearance Date and having obtained the written consent of Parent (which may or may not be provided in its sole discretion), Epicor shall set a record date and cause such proxy statement to be mailed to the holders of Epicor common stock (on the business day following the Proxy Statement Clearance Date if practicable, but in no event later than the fifth business day following the Proxy Statement Clearance Date) as of the record date established for the Stockholders’ Meeting; however, such written consent from Parent shall not be required from and after May 14, 2011.

Efforts to Close the Transaction

In the Merger Agreement, each of Epicor, Parent and Purchaser agreed to use its reasonable best efforts to consummate and make effective the transactions contemplated in the Merger Agreement and to cause the conditions to the Offer and the Merger to be satisfied, including making all necessary filings, notices, and other documents necessary to consummate the Offer, the Merger and other transactions contemplated by the Merger Agreement and obtaining certain third-party consents.

Indemnification and Insurance

Parent and Purchaser agreed that all rights to exculpation and indemnification for acts or omissions occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, now existing in favor of the current or former directors, officers or employees of Epicor or its subsidiaries as provided in their respective employers’ certificates of incorporation or bylaws or other organizational documents or in any agreement will survive the Offer or the Merger and will continue in full force and effect and will not be amended, repealed or modified in any manner that would adversely affect the rights thereunder of any individuals who at the Effective Time were current or former directors, officers or employees of Epicor.

In addition, the Surviving Corporation will indemnify and hold harmless each current and former director or officer of Epicor or any of its subsidiaries against any costs or expenses (including attorneys’ fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative to the extent such claim, action, suit, proceeding or investigation arises out of or pertains to any action or omission or alleged action or omission in such person’s capacity as a director, officer or employee to Epicor or any of its subsidiaries or the Merger Agreement and any transaction contemplated therein.

For a period of six years after the Effective Time, Parent shall maintain in effect the current or substitute policies of officers’ and directors’ liability insurance maintained by Epicor and its subsidiaries from an insurance carrier with the same or better credit rating as Epicor’s current insurance carrier and on terms and coverage amounts no less favorable than the terms of such policies in effect on the date of the Merger Agreement; provided that neither Parent nor the Surviving Corporation shall be required to expend annually in excess of 275% of the annual premium paid by Epicor in its last full fiscal year for such insurance coverage, but in such case shall purchase the greatest amount of coverage available for such amount. Alternatively, Epicor shall be entitled to purchase, at or prior to the Effective Time, a “tail policy” from an insurance carrier with the same or better credit rating as Epicor’s current insurance carrier and on terms and conditions providing no less favorable benefits as the current policies of directors’ and officers’ liability insurance maintained by Epicor with respect to matters arising on or before the Effective Time subject to the maximum premium listed in the immediate preceding sentence.

Stockholder Litigation

Epicor shall cooperate fully with Parent in connection with, and permit Parent to participate in, the defense, negotiation or settlement of any litigation commenced or threatened against any party or any of its affiliates relating to the Merger Agreement, the Offer, the Merger or the transactions contemplated in the Merger Agreement or that would otherwise prevent or materially impede, interfere with, hinder or delay the consummation of the Offer, the Merger and the other transactions contemplated in the Merger Agreement

(“Transaction Litigation”). Epicor agrees not to and not to permit any of its subsidiaries to compromise, settle, come to an arrangement regarding or agree to compromise or settle or come to an arrangement regarding any Transaction Litigation or consent thereto unless Parent consents in writing; however, after receipt of the Stockholder Approval, Epicor shall cooperate with Parent and, if requested by Parent, use its reasonable best efforts to settle any unresolved Transaction Litigation in accordance with Parent’s direction.

Covenants Relating to the Activant Merger Agreement

Parent agreed not to complete the Activant Merger unless (x) the conditions set forth in the Merger Agreement have been satisfied or waived in writing and (y) all conditions to the receipt of the financing set forth in the equity commitment letter and the debt commitment letter have been satisfied or waived in writing (other than the consummation of the Offer or the Merger, as the case may be, and the consummation of the Activant Merger). Each of Parent, Purchaser and Epicor intends to consummate the Merger on the same day as the Activant Merger. Parent will keep Epicor informed on a current basis of all material developments with respect to the Activant Merger Agreement and the transactions contemplated therein. Parent will provide prompt notice to Epicor if it becomes aware of any material breach of any covenant of Activant contained in the Activant Merger Agreement or if Parent becomes aware that any representation or warranty of Activant in the Activant Merger Agreement is not true and correct in all material respects. Parent shall (x) not, without the prior written approval of Epicor, enter into or agree to any amendment, supplement, modification or waiver of the financing covenants or termination provisions of the Activant Merger Agreement to the extent such amendment, supplement, modification or waiver of such provisions would impede or delay in any material respect the consummation of the Activant Merger or the consummation of the Offer or the Merger and (y) provide Epicor with a copy of any proposed amendments, modifications, or supplements to the Activant Merger Agreement at least two business days prior to the execution thereof. Parent will not waive any of its rights or remedies under the Activant Merger Agreement if doing so could impede or delay the Activant Merger (thereby impeding the consummation of the Offer or the Merger). Parent will take all necessary actions to enforce its rights against Activant in the event of any breach by Activant of the Activant Merger Agreement, except where such breach would not impede or delay the Activant Merger or the consummation of the Offer or the Merger. Without the prior written approval of Epicor, Parent shall not terminate the Activant Merger Agreement.

Other Covenants

The Merger Agreement contains other customary covenants, including, but not limited to, covenants relating to public announcements, access and confidentiality, resignation of directors, stock exchange de-listing, the payoff of an existing credit facility and amendment of an indenture relating to existing convertible notes. Epicor has also agreed to use commercially reasonable efforts to repatriate cash from certain jurisdictions and to cooperate in good faith with Parent and Apax Partners, L.P. in order to structure such repatriations.

Termination of the Merger Agreement

The Merger Agreement may be terminated at any time prior to the Effective Time, whether before or after Stockholder Approval is obtained:

(a)	by mutual written consent of Parent and Epicor;

(b)	by either Parent or Epicor if:

•

the effective date of the Merger shall not have occurred on or before October 4, 2011 (which we refer to as the “Termination Date”); provided, however, that the right to terminate the Merger Agreement on such date shall not be available to Parent or Epicor if (x) the consummation of the Offer shall have occurred or (y) the failure of Parent or Epicor, as applicable, to perform any of its obligations under the Merger Agreement or the Activant Merger Agreement has been a principal cause of the failure of the Merger to be consummated on or before such date; or

•

any governmental, regulatory, judicial or administrative authority, agency or commission of competent jurisdiction shall have issued a decree, order, judgment, injunction, temporary restraining order or other order in any suit or proceeding or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by the Merger Agreement or those contemplated by the Activant Merger Agreement, and such action shall have become final and non-appealable; provided that the party seeking to terminate the Merger Agreement pursuant to this clause shall have used their reasonable best efforts to prevent, oppose or remove such order, injunction, law or judgment; or

•

the Stockholder Approval shall not have been obtained at the duly held Stockholders’ Meeting or at any adjournment or postponement thereof at which the transactions contemplated in the Merger Agreement have been voted upon; or

•	the Activant Merger Agreement shall have been terminated in accordance with its terms prior to the consummation of the Activant Merger; or

(c)	by Epicor if:

•

Parent or Purchaser breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements in the Merger Agreement or in the Activant Merger Agreement, which breach or failure to perform (x) would result in a failure of a condition to the Merger (or to the Activant Merger, as the case may be) regarding the accuracy of Parent or Purchaser’s representations and warranties or compliance with its covenants or agreements to be satisfied and (y) cannot be cured on or before the Termination Date or, if curable, is not cured by Parent within 30 days of receipt by Parent of written notice of such breach or failure; however, Epicor does not have the right to terminate described in this clause if the consummation of the Offer has occurred; or

•

prior to the consummation of the Offer occurring and prior to obtaining the Stockholder Approval, to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal immediately following or concurrently with such termination to the extent permitted by the Merger Agreement (provided that concurrently with such termination, Epicor pays the Termination Fee and that in the event that such fee is not so paid, any attempted termination shall be null and void); or

•

all of the conditions to the Merger have been satisfied or, if permitted by applicable law, waived (other than (A) the delivery of the officer’s certificate which, by its terms, may only be delivered as of the Merger, but provided that such certificate could be so delivered at the time of any such termination pursuant to this clause and (B) the satisfaction of the conditions to the Parent’s obligation to consummate the Activant Merger which, by their terms, need only be satisfied as of the consummation of the Merger, but provided that all of such conditions could be satisfied at the time of any such termination pursuant to this clause) and Parent and Purchaser fail to consummate the Merger within two business days following the date of the consummation of the Merger should have occurred pursuant to the terms of the Merger Agreement and Epicor provides written notice at least one day prior to such termination stating its intention to terminate the Merger Agreement; or

•

all of the conditions to the Offer have been satisfied or, if permitted by applicable law, waived (other than (A) the delivery of the officer’s certificate which, by its terms, may only be delivered as of the consummation of the Offer, but provided that such certificate could be so delivered at the time of any such termination pursuant to this clause and (B) the satisfaction of the conditions to the Parent’s obligation to consummate the Activant Merger, which, by their terms, need only be satisfied as of the consummation of the Offer, but provided that all of such conditions could be satisfied at the time of any such termination pursuant to this clause) and Parent failed to accept for payment and pay for Shares validly tendered in the Offer and not withdrawn promptly in accordance with the Merger Agreement; or

(d)	by Parent if:

•

Epicor breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements in the Merger Agreement which breach or failure (if such breach or failure is not a breach of Epicor’s obligation to consummate the Merger as set forth herein) to perform (x) would result in a failure of a condition to the Merger regarding the accuracy of Epicor representations and warranties or compliance with its covenants or agreements to be satisfied and (y) cannot be cured on or before the Termination Date, or, if curable, is not cured by Epicor within 30 days of receipt by Epicor of written notice of such breach or failure; provided, however, that Parent shall not have the right to terminate described in this clause if the consummation of the Offer shall have occurred; or

•

(x) the Epicor Board shall have been deemed to have made an Adverse Recommendation Change (provided, however, that Parent shall not have such right to terminate if (A) the consummation of the Offer shall have occurred or (B) if required by applicable law, the Stockholder Approval has been obtained); (y) Epicor enters into an Alternative Acquisition Agreement; or (z) Epicor or the Epicor Board materially breaches (or is deemed to have materially breached) certain provisions of the Merger Agreement with respect to solicitation of Competing Proposals.

Under the Activant Merger Agreement, Parent agreed not to terminate the Merger Agreement without the prior written approval of Activant.

Effect of Termination. If the Merger Agreement is terminated in accordance with its terms, the Merger Agreement will become null and void and of no effect without liability on the part of any party hereto and all rights and obligations of any party hereto shall cease; provided, however, that the Confidentiality Agreement, the equity commitment letter (to the extent set forth therein), the expense reimbursement and indemnity obligations, the termination fee obligations and expense and transfer tax obligations shall survive any such termination.

Termination Fees

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Epicor has agreed to pay Apax Partners, L.P. and Activant, in proportions designated by Apax Partners, L.P., a termination fee of $40 million in the aggregate (which we refer to as the “Termination Fee”) if (i) (A) the Merger Agreement is terminated by Epicor or Parent due to (x) the failure of the Merger to be completed by October 4, 2011 or (y) the failure of Epicor stockholders to adopt the Merger Agreement at the stockholders meeting, to the extent such stockholder approval is required by applicable law, or (B) the Merger Agreement is terminated by Parent due to a material breach of Epicor’s representations, warranties, covenants or agreements set forth in the Merger Agreement as described above under “—Termination of the Merger Agreement” that is not principally caused by the willful or intentional breach or willful or intentional failure of Epicor to perform any of its obligations under the Merger Agreement (including willful or intentional breach of Epicor’s obligation to consummate the Merger), (ii) after the date of the Merger Agreement and prior to such termination, Epicor receives a Competing Proposal which is publically disclosed and has not been withdrawn, and (iii) within 12 months after any termination of the Merger Agreement in the circumstances described in clause (A) above, Epicor enters into a definitive agreement with respect to any Competing Proposal which is thereafter consummated or consummates any Competing Proposal. For purposes of determining whether the Termination Fee is payable under the circumstances described in the previous sentence, the references to “15%” in the definition of Competing Proposal shall be deemed to be references to “50%”;

•

Epicor has agreed to pay to Apax Partners, L.P. and Activant, in proportions designated by Apax Partners, L.P., the Termination Fee if the Merger Agreement is terminated (i) by Epicor due to entry into an Alternative Acquisition Agreement with respect to a Superior Proposal prior to the consummation of the Offer or obtaining the Stockholder Approval ; (ii) by Parent due to (x) the Epicor Board having made an Adverse Recommendation Change, (y) entry by Epicor into an Alternative Acquisition Agreement, or (z) Epicor or the Epicor Board having materially breached (or is deemed to have materially breached) certain provisions of the Merger Agreement with respect to solicitation of Competing Proposals; or (iii) by Parent due to a material breach of Epicor’s representations, warranties, covenants or agreements set forth in the Merger Agreement as described above under “—Termination of the Merger Agreement” that is principally caused by the willful or intentional breach or willful or intentional failure of Epicor to perform any of its obligations under the Merger Agreement (including willful or intentional breach of Epicor’s obligation to consummate the Merger); however, with respect to clause (i) above, if immediately following or concurrently with Epicor entering into an Alternative Acquisition Agreement with a Qualified Go-Shop Bidder that has made a Superior Proposal, such termination occurs on or before May 9, 2011, then Epicor shall pay an aggregate termination fee of $15 million;

•

Parent has agreed to pay Epicor a reverse termination fee of $60 million (which we refer to as the “Reverse Termination Fee”) if the Merger Agreement is terminated by Epicor due to (i) a material breach of Parent’s or Purchaser’s representations, warranties, covenants or agreements set forth in the Merger Agreement as described above under “—Termination of the Merger Agreement” that is the principal factor in the failure of the Offer or the Merger to be consummated; (ii) Parent and Purchaser’s failure to consummate the Merger after all of the conditions to the Merger have been satisfied or, if permitted by applicable law, waived as described above under “—Termination of the Merger Agreement”; or (iii) Parent’s failure to accept for payment and pay for Shares validly tendered in the Offer and not withdrawn promptly in accordance with the Merger Agreement after all of the conditions to the Offer have been satisfied or, if permitted by applicable law, waived as described above under “Termination of the Merger Agreement,” not later than the second business day following such termination; and

•

Parent has agreed to pay Epicor a special termination fee of $20 million (which we refer to as the “Special Termination Fee”) if the Merger Agreement is terminated by either Parent or Epicor (i) due to the termination of the Activant Merger Agreement as a result of the failure of the conditions with respect to the representations and warranties contained therein being true and correct on such date (without giving effect to materiality, “Material Adverse Effect” or similar phrases) or (ii) if the effective date of the Merger shall not have occurred on or before October 4, 2011, if and only if the Activant Merger Agreement could have been terminated due to failure of conditions with respect to the representations and warranties contained therein being true and correct on such date (without giving effect to materiality, “Material Adverse Effect” or similar phrases), not later than the second business day following such termination.

Expense Reimbursement

In the event the Merger Agreement is terminated due to the failure of Epicor stockholders to adopt the Merger Agreement at the stockholders meeting, to the extent such stockholder approval is required by applicable law, Epicor has agreed to reimburse Parent in an amount up to $10 million for all documented out-of-pocket fees and expenses (including all fees and expenses of counsel, accountants, investment bankers, financing sources (including commitment fees), experts, consultants and the costs of all filing fees and printing costs) incurred by Parent or its affiliates in connection with the Merger Agreement and the transactions contemplated therein by payment to Parent of the amount thereof by wire transfer of same day funds within two business days following Parent’s request therefore, however, such amount reimbursed shall reduce dollar for dollar the Termination Fee.

Specific Performance

Parent, Purchaser and Epicor shall be entitled to an injunction or specific performance or other equitable relief to prevent breaches of the Merger Agreement and to enforce specifically the terms and provisions of the

Merger Agreement in any arbitration or any court of competent jurisdiction, this being in addition to any other remedy to which they are entitled under the terms of the Merger Agreement at law or in equity. Each of Parent, Purchaser and Epicor agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that any other party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity. Any party seeking an injunction or injunctions to prevent breaches of or to enforce specifically the terms and provisions the Merger Agreement, the equity commitment letter or debt commitment letter will not be required to provide any bond or other security in connection with any such order or injunction.

Notwithstanding the foregoing, Epicor’s right to obtain an injunction, or other appropriate form of specific performance or equitable relief to cause the Offer or the Merger to be consummated, the Offer Price or Merger Consideration to be paid or the equity financing to be funded shall be enforceable if and only if:

•

with respect to the Offer and payment of the Offer Price and the equity financing related thereto, all of the Offer conditions shall have been satisfied or waived as of the expiration of the Offer, and either (x) the Activant Merger has consummated or (y) if the Activant Merger has not consummated, Activant has confirmed in writing to Parent that Activant is ready, willing and able to consummate the Activant Merger;

•

with respect to the Merger, the payment of the Merger Consideration and the equity financing related thereto, all the conditions to the obligations of Parent and Purchaser would have been satisfied if the consummation of the Merger were to have occurred at such time, and either (x) the Activant Merger has consummated or (y) if the Activant Merger has not consummated, Activant has confirmed in writing to Parent that Activant is ready, willing and able to consummate the Activant Merger,

•

the lenders party to the debt commitment letter (or alternative financing sources) have (A) irrevocably and unconditionally confirmed in writing that the financing provided for by the debt commitment letter (or alternative financing) will be funded at the consummation of the Offer or the Merger, as applicable, if the equity financing is funded at the consummation of the Offer or the Merger, as applicable, (B) funded the debt financing at the consummation of the Offer or the Merger, as applicable, or (C) will fund at the consummation of the Offer or the Merger if the equity financing is funded at the consummation of the Offer or the Merger, as applicable, and

•

with respect to any funding of the equity financing to occur at the consummation of the Merger, Epicor has irrevocably confirmed that if specific performance is granted and the equity financing and debt financing are funded, then the Merger will consummate.

Limitations of Liability

Epicor’s right to receive payment of the Reverse Termination Fee or Special Termination Fee, as applicable, shall constitute the sole and exclusive remedy of Epicor and its subsidiaries against Parent, Purchaser, Apax Partners, L.P., the financing sources under the debt financing, Activant or any of their respective former, current or future general or limited partners, stockholders, members, managers, directors, officers, employees, agents, affiliates or assignees for all losses and damages suffered as a result of the failure of the transactions contemplated by the Merger Agreement to be consummated or for any other breach or failure to perform hereunder or otherwise, and upon payment of such amount, none of such parties shall have any further liability or obligation relating to or arising out of the Merger Agreement or the transactions contemplated therein.

The right of each of Parent, Apax Partners, L.P. and Activant to receive payment from Epicor of the Termination Fee or expense reimbursement, as applicable, shall constitute the sole and exclusive remedy of Parent and Purchaser against Epicor and its subsidiaries and any of their respective former, current or future general or limited partners, stockholders, members, managers, directors, officers, employees, agents, affiliates or assignees for all losses and damages suffered as a result of the failure of the transactions contemplated by the Merger Agreement to be consummated or for any other breach or failure to perform hereunder or otherwise, and upon payment of such amount, none of such parties shall have any further liability or obligation relating to or arising out of the Merger Agreement or the transactions contemplated therein.

Fees and Expenses

Except for the provisions described under “Expense Reimbursement,” all fees and expenses incurred in connection with the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement will be paid by the party incurring such fees or expenses, whether or not the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement are consummated.

Amendment

The Merger Agreement may be amended by mutual agreement of the Parent, Purchaser and Epicor hereto by action taken by or on behalf of their respective boards of directors at any time before or after the consummation of the Offer shall have occurred or receipt of the Stockholder Approval; however, (a) after the consummation of the Offer, there shall be no amendment that decreases the Offer Price or the Merger Consideration, and (b) after the Stockholder Approval has been obtained, there shall not be any amendment that by law or in accordance with the rules of any stock exchange requires further approval by the stockholders of Epicor without such further approval of such stockholders nor any amendment or change not permitted under applicable law.

Under the Activant Merger Agreement, Parent has restricted its ability to amend the Merger Agreement in certain circumstances.

Governing Law

The Merger Agreement shall be governed by Delaware law.

Non-Tender and Support Agreements

The following is a summary of certain provisions of the Non-Tender and Support Agreements. This summary does not purport to be complete and is qualified in its entirety by reference to the full text of the Non-Tender and Support Agreements, copies of which are filed as Exhibits (d)(3), (d)(4) and (d)(5) to the Schedule TO, and are incorporated herein by reference.

Immediately prior to the execution of the Merger Agreement, L. George Klaus, Richard H. Pickup (and affiliated entities) and his son Todd Martin Pickup (and affiliated entities) entered into Non-Tender and Support Agreements with Parent pursuant to which such stockholders have agreed upon the terms and subject to the conditions of such agreements (i) not to tender their Shares in the Offer, (ii) to support the Merger and, if applicable, vote their Shares in favor of adoption of the Merger Agreement and (iii) immediately following the consummation of the Offer and prior to the consummation of the Merger, to transfer all of their Shares (which we refer to as the “Support Agreement Shares”) to Parent or its affiliates in exchange for an amount equal to the Offer Price per Share. The Non-Tender and Support Agreements will terminate upon a termination of the Merger Agreement.

Based on a Schedule 13D filed with the SEC by Todd Martin Pickup and Vintage Trust II on April 7, 2011, Todd Martin Pickup beneficially owns 5,699,400 Shares, which represents approximately 8.9% of the outstanding number of Shares. Based on Amendment No. 12 to Schedule 13D filed with the SEC by Richard H. Pickup on April 5, 2011, Richard H. Pickup beneficially owns 3,606,057 Shares, which represents approximately 5.6% of the outstanding number of Shares. Based on Amendment No. 1 to Schedule 13D filed with the SEC by L. George Klaus on April 5, 2011, Mr. Klaus beneficially owns 4,186,236 Shares, which represents approximately 6.5% of the outstanding Shares. Therefore, the number of Support Agreement Shares as of such dates was 13,491,693 Shares, which represents approximately 21% of the outstanding Shares.

Elliott Agreement

The following is a summary of certain provisions of the Tender and Support Agreement. This summary does not purport to be complete and is qualified in its entirety by reference to the full text of the Tender and Support Agreement, a copy of which is filed as Exhibits (d)(6) to the Schedule TO, and is incorporated herein by reference.

Following the execution of the Merger Agreement, Elliott Management Corporation entered into a Tender and Support Agreement (which we refer to as the “Elliott Agreement”) with parent pursuant to which such stockholder has agreed to tender its Shares in the Offer and support the Merger and, if applicable, vote its Shares (which we refer to as the “Elliott Shares”) in favor of adoption of the Merger Agreement upon the terms and subject to the conditions of such agreement. The Tender and Support Agreement will terminate upon certain circumstances, including upon termination of the Merger Agreement.

Based on Amendment No. 11 to Schedule 13D filed with the SEC by Elliott Associates, L.P., Elliott International, L.P. and Elliott International Capital Advisors Inc. on April 5, 2011, the number of Elliott Shares as of such date was 7,161,826 Shares, which represents approximately 11.0% of the outstanding number of Shares.

Equity Commitment Letters

The following is a summary of certain provisions of the equity commitment letters. This summary does not purport to be complete and is qualified in its entirety by reference to the full text of each equity commitment letter. A copy of each of the equity commitment letters has been filed as Exhibit (d)(2) and (d)(8) to the Schedule TO, each of which is incorporated herein by reference.

Parent has received two equity commitment letters from the Apax VII Funds, pursuant to which the Apax VII Funds (or their permitted assignees) have agreed to purchase equity (or, in certain circumstances, debt) securities of Parent in an aggregate amount of up to $647 million in cash (which we refer to as the “Equity Commitment”). Epicor, Parent and Purchaser are parties to one equity commitment letter, and Activant, Parent and Activant Merger Sub are parties to the second equity commitment letter. The terms and conditions of the equity commitment letters are substantially similar, with such changes as are necessary to reflect the different parties and the applicable merger agreement to which they refer. The Equity Commitment is made solely for the purpose of allowing Parent, Purchaser and/or Activant Merger Sub, as applicable, (i) to fund a portion of Purchaser’s payment of the aggregate Offer Price for Shares tendered in the Offer, for Shares acquired in the Merger and to fund a portion of Activant Merger Sub’s payment for Activant shares acquired in the Activant Merger, (ii) to pay related fees and expenses upon the consummation of the Merger, the Offer or the Activant Merger (as the case may be) and the transactions contemplated by the Merger Agreement and the Activant Merger Agreement and (iii) to repay or cause to be repaid indebtedness of Epicor, Activant and their respective subsidiaries in accordance with the Merger Agreement and the Activant Merger Agreement (as applicable), subject to (1) the satisfaction or waiver by Parent (with the prior written approval of the Apax VII Funds) of each of the conditions to Parent’s and Purchaser’s or Activant Merger Sub’s, as applicable, obligations to consummate the Merger or Activant Merger, as applicable, as contemplated by the Merger Agreement or Activant Merger Agreement, as applicable, (2) the contemporaneous consummation of the Merger and, if applicable, the Offer, in accordance with the terms of the Merger Agreement, (3) the contemporaneous consummation of the Activant Merger in accordance with the terms of the Activant Merger Agreement and (4) the consummation of the debt financing prior to, or substantially contemporaneously with, such funding by the Apax VII Funds. The obligation of the Apax VII Funds to fund the Equity Commitment may be reduced to the extent that Parent does not require the full amount of the Equity Commitment. The Equity Commitment is also reduced in each equity commitment letter, to the extent any of the amounts set forth above are paid to Parent in accordance with the other equity commitment letter.

The obligation of the Apax VII Funds (or their permitted assignees) to fund the Equity Commitment to Parent will automatically and immediately terminate upon the earliest to occur of (i) the consummation of the Merger (at which time the obligation will be discharged), (ii) the valid termination of the Merger Agreement or the Activant Merger Agreement in accordance with their respective terms or (iii) Epicor or any of its affiliates, securityholders or agents asserting in any litigation or other proceeding, any claim under or action with respect to the Apax VII Funds funding the Termination Commitment (as defined below) or any other claim under or action against Parent, Purchaser or Activant Merger Sub in connection with the applicable equity commitment letter, the Merger Agreement, the Activant Merger Agreement, the debt commitment letter or any transaction contemplated thereby or otherwise relating thereto, in each case, other than certain retained claims as set forth in the equity commitment letters.

In addition, the Apax VII Funds agreed to purchase (or to cause a permitted assignee to purchase) for cash an aggregate amount of equity (or, in certain circumstances, debt) securities of Parent sufficient to allow Parent to pay (i) the Termination Fee, Special Termination Fee and Activant Termination Fee in accordance with the Merger Agreement and Activant Merger Agreement (as applicable) and any other amounts related thereto, (ii) all fees and expenses incurred by Parent, Purchaser and Activant Merger Sub in connection with the Merger Agreement and the Activant Merger Agreement (as applicable), and (iii) all other liabilities of Parent, Purchaser and Activant Merger Sub arising out of or relating to the Merger Agreement, the Activant Merger Agreement or the Offer (we refer to these amounts as the “Termination Commitment”). The Apax VII Funds are in no event required to purchase more than $130 million of equity securities of Parent in the event that the Termination Fee, Special Termination Fee and Activant Termination Fee, as applicable, and the amounts related thereto, are timely paid to Epicor or Activant, as applicable and Epicor or Activant, as applicable, is not legally compelled by a judicial order or otherwise to return any portion of such Termination Fee, Special Termination Fee and Activant Termination Fee. Otherwise, the Apax VII Funds are required to purchase up to $230 million of equity securities of Parent. The Termination Commitment is reduced in each equity commitment letter, to the extent any of the amounts set forth above are paid to Parent in accordance with the other equity commitment letter.

The obligation of the Apax VII Funds (or their permitted assignees) to fund the Termination Commitment to Parent will automatically and immediately terminate upon the earliest to occur of (i) the consummation of the Merger, but only if the Apax VII Funds have funded the Equity Commitment, (ii) the valid termination of the Merger Agreement, or the Activant Merger Agreement, as applicable, other than a termination (which we refer to as a “Qualifying Termination”) of the Merger Agreement or Activant Merger Agreement, as applicable, for which the Termination Fee, Special Termination Fee and Activant Termination Fee or any other amounts related thereto, as applicable, are due and owing by Parent and (iii) the 150th day after a Qualifying Termination unless prior to the 150th day after such Qualifying Termination (x) Epicor or Activant, as applicable, has commenced a suit, action or other proceedings against Parent alleging the Termination Fee, Special Termination Fee or Activant Termination Fee or any other amounts related thereto, as applicable, is due and owing or (y) any event has occurred that legally prevents Epicor or Activant, as applicable, from commencing such a suit, action or other proceedings against Parent alleging the Termination Fee, Special Termination Fee or Activant Termination Fee or any other amounts related thereto, as applicable, is due and owing;

The liability of the Apax VII Funds entering into the equity commitment letters described above is several, not joint and several, based upon the following percentages: Apax US VII (9.3%), Apax Europe VII-1 (1.48%), Apax Europe VII-A (31.47%) and Apax Europe VII-B (57.75%), subject to adjustment, so long as the aggregate equals 100%.

The Activant Merger Agreement

The following is a summary of certain provisions of the Activant Merger Agreement. This summary does not purport to be complete and is qualified in its entirety by reference to the full text of the Activant Merger Agreement, a copy of which is filed as Exhibit (d)(7) to the Schedule TO, which is incorporated herein by reference. Copies of the Activant Merger Agreement and the Schedule TO, and any other filings that we make with the SEC with respect to the Offer or the Merger, may be obtained in the manner set forth in Section 8—“Certain Information Concerning Parent and Purchaser.” Stockholders and other interested parties should read the Activant Merger Agreement for a more complete description of the provisions summarized below.

The Activant Merger Agreement has been provided solely to inform investors of its terms. The representations, warranties and covenants contained in the Activant Merger Agreement were made only for the purposes of such agreement and as of specific dates, were made solely for the benefit of the parties to the Activant Merger Agreement and may be intended not as statements of fact, but rather as a way of allocating risk to one of the parties if those statements prove to be inaccurate. In addition, such representations, warranties and covenants may have been qualified by certain disclosures not reflected in the text of the Activant Merger Agreement and may apply standards of materiality in a way that is different from what may be viewed as material by stockholders of, or other investors in, Epicor or Activant. Except as expressly set forth in the Activant Merger Agreement, none of Epicor’s nor Activant’s stockholders, nor any other investor, is a third-party beneficiary under the Activant Merger Agreement, and no such person or entity should rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of Activant, Epicor, Parent, Purchaser or any of their respective subsidiaries or affiliates.

The Activant Merger Agreement contains representations and warranties of Activant, Parent and Activant Merger Sub made to each other as of specific dates. The assertions embodied in those representations and warranties were made solely for purposes of the Activant Merger Agreement and may be subject to important qualifications and limitations agreed to by Activant, Parent and Activant Merger Sub in connection with the negotiated terms. Moreover, some of those representations and warranties may not be accurate or complete as of any specified date, may be subject to contractual standards of materiality different from those generally applicable to stockholders or may have been used for purposes of allocating risk among Activant, Parent and Activant Merger Sub rather than establishing matters as facts.

The Activant Merger

The Activant Merger Agreement provides that subject to the terms and conditions of the Activant Merger Agreement, and in accordance with the DGCL, at the effective time of the Activant Merger:

•	Activant Merger Sub will be merged with and into Activant and, as a result of the Activant Merger, the separate corporate existence of Activant Merger Sub will cease;

•	Activant will be the surviving corporation in the Activant Merger and will become a wholly-owned subsidiary of Parent; and

•	Activant will succeed to and assume all the rights and obligations of Activant Merger Sub in accordance with the DGCL.

We refer to this as the “Activant Merger.”

Activant Merger Closing Conditions

The obligations of Parent and Activant Merger Sub to consummate the Activant Merger are subject to the fulfillment of each of the following conditions (any or all of which may be waived by Parent in whole or in part to the extent permitted by applicable law):

•

the representations and warranties of Activant set forth in the Activant Merger Agreement (other than (x) those relating to organization, authorization and capital structure and (y) those other representations and warranties that address matters as of particular dates) shall be true and correct as of the closing of the Activant Merger as though then made at and as of the closing of the Activant Merger (without giving effect to materiality, “Material Adverse Effect,” or similar phrases in the representations and warranties, other than “Material Adverse Effect” in the representation and warranty relating to the absence of certain developments), except where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, has not had an Activant Material Adverse Effect, and Parent shall have received a certificate signed by an executive officer of Activant, dated the date of closing of the Activant Merger, to the foregoing effect;

•

the representations and warranties of Activant set forth in the Activant Merger Agreement that address matters as of particular dates (other than those relating to organization, authorization and capital structure) shall be true and correct as of such dates (without giving effect to materiality, “Material Adverse Effect,” or similar phrases in the representations and warranties), except where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, has not had an Activant Material Adverse Effect, and Parent shall have received a certificate signed by an executive officer of Activant, dated the date of closing of the Activant Merger, to the foregoing effect;

•

the representations and warranties relating to organization, authorization and capital structure shall be true and correct in all material respects as of the closing of the Activant Merger as though made at and as of the closing of the Activant Merger (except for representations and warranties which address matters only as of a specific date, which representatives and warranties shall continue as of the closing of the Activant Merger to be true and correct in all material respects as of such specific date), and Parent shall have received a certificate signed by an executive officer of Activant, dated the date of closing of the Activant Merger, to the foregoing effect;

•

Activant shall have performed and complied in all material respects with all covenants required by the Activant Merger Agreement to be performed or complied with by it on or prior to the closing of the Activant Merger, and Parent shall have received a certificate signed by an executive officer of Activant, dated the date of closing of the Activant Merger, to the foregoing effect;

•

there shall not be any law, common law, statute, code, ordinance, rule, regulation or order, injunction, judgment, consent, settlement, decree, ruling, writ, assessment or arbitration award, of any government or governmental or regulatory body thereof, or political subdivision thereof, or any court, arbitrator, arbitration panel or similar judicial body, in effect which has the effect of enjoining or otherwise prohibiting the consummation of the Activant Merger;

•

the waiting period (or any extension thereof) applicable to the transactions contemplated by the Activant Merger Agreement under the HSR Act shall have expired (or early termination or approval, as applicable, shall have been granted);

•

Parent shall have received a copy of the executed action by written consent of the Activant stockholders evidencing the affirmative vote of the holders of a majority of the outstanding Activant shares of common stock in favor of the approval of the Activant Merger in accordance with the terms of the Activant Merger Agreement (which consent has already been obtained by Parent prior to the commencement of the Offer); and

•	the conditions to Parent’s and Purchaser’s obligation to consummate the Merger shall have been satisfied or waived in writing in accordance with the terms of the Merger Agreement.

The obligations of Activant to consummate the Activant Merger are subject to the fulfillment of each of the following conditions (any or all of which may be waived by Acvitant in whole or in part to the extent permitted by applicable law):

•

the representations and warranties of Parent and Activant Merger Sub set forth in the Activant Merger Agreement (other than (x) those relating to authorization and (y) those other representations and warranties that address matters as of particular dates) shall be true and correct as of the date of closing of the Activant Merger as though then made at and as of the date of closing of the Activant Merger (without giving effect to materiality or similar phrases in the representations and warranties), except where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, has not had and would not reasonably be expected to have a material adverse effect on the ability of Parent or Activant Merger Sub to consummate the transactions contemplated by the Activant Merger Agreement, and Activant shall have received a certificate signed by an executive officer of Parent and Activant Merger Sub, dated the date of closing of the Activant Merger, to the foregoing effect;

•

the representations and warranties of Parent and Activant Merger Sub set forth in the Activant Agreement that address matters as of particular dates (other than those relating to authorization) shall be true and correct as of such dates (without regard to materiality or similar phrases in the representations and warranties), except where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, has not had and would not reasonably be expected to have a material adverse effect on the ability of Parent or Activant Merger Sub to consummate the transactions contemplated by the Activant Merger Agreement, and Activant shall have received a certificate signed by an executive officer of Parent and Activant Merger Sub, dated the date of closing of the Activant Merger, to the foregoing effect;

•

the representations and warranties of Parent and Activant Merger Sub relating to authority shall be true and correct in all material respects as of the date of closing of the Activant Merger as though made at and as of the date of closing of the Activant Merger (except for representations and warranties which address matters only as of a specific date, which representatives and warranties shall continue as of the date of closing of the Activant Merger to be true and correct in all material respects as of such specific date), and Activant shall have received a certificate signed by an executive officer of Parent and Activant Merger Sub, dated the date of closing of the Activant Merger, to the foregoing effect;

•

Parent and Activant Merger Sub shall have performed and complied in all material respects with all covenants required by the Activant Merger Agreement to be performed or complied with by Parent or Activant Merger Sub on or prior to the date of closing of the Activant Merger, and Activant shall have received a certificate signed by an executive officer of Parent and Activant Merger Sub, dated the date of closing of the Activant Merger, to the foregoing effect;

•

there shall not be any law, common law, statute, code, ordinance, rule, regulation or order, injunction, judgment, consent, settlement, decree, ruling, writ, assessment or arbitration award, of any government or governmental or regulatory body thereof, or political subdivision thereof, or any court, arbitrator, arbitration panel or similar judicial body, in effect which has the effect of enjoining or otherwise prohibiting the consummation of the Activant Merger;

•

the waiting period (or any extension thereof) applicable to the transactions contemplated by the Activant Merger Agreement under the HSR Act shall have expired (or early termination or approval, as applicable, shall have been granted);

•

Activant shall have received a copy of the executed action by written consent of the Activant stockholders evidencing the affirmative vote of the holders of a majority of the outstanding Activant shares of common stock in favor of the approval of the Activant Merger in accordance with the terms of the Activant Merger Agreement (which consent has already been obtained by Activant prior to the commencement of the Offer); and

•	Parent shall have received a certificate signed by an executive officer of Activant, dated the date of closing of the Activant Merger, to the foregoing effect.

None of Activant, Parent or Activant Merger Sub may rely on the failure of any condition described above if such failure was caused by such party’s failure to perform its obligations under the Activant Merger Agreement.

Activant Material Adverse Effect

The term “Activant Material Adverse Effect” means any change, event, effect, occurrence, state of facts or development that, individually or in the aggregate with any such other changes, events, effects, occurrences, state of facts or developments (a) has had or would reasonably be expected to have a material and adverse effect on the business, results of operations, assets and other rights (taken as a whole) or financial condition of Activant and its Subsidiaries taken as a whole, or (b) has a material adverse effect on the ability of Activant to consummate the Activant Merger, other than, in the case of clause (a), any changes, events, effects, occurrences, state of facts or developments arising out of, relating to or attributable to:

•

operating, business, regulatory or other conditions in the industries in which Activant and its subsidiaries operate (to the extent such effect, event, change, occurrence or circumstance does not adversely affect Activant and its subsidiaries, taken as a whole, in a materially disproportionate manner relative to Activant’s and its subsidiaries’ competitors);

•

general economic conditions, including changes in the credit, debt, financial or capital markets (including changes in interest or exchange rates), in each case, in the United States or anywhere else in the world (to the extent such effect, event, change, occurrence or circumstance does not adversely affect Activant and its subsidiaries, taken as a whole, in a materially disproportionate manner relative to Activant’s and its subsidiaries’ competitors);

•	earthquakes, floods, natural disasters or other acts of nature;

•

global, national or regional political conditions, including hostilities, acts of war, sabotage or terrorism or military actions or any escalation, worsening or diminution of any such hostilities, acts of war, sabotage or terrorism or military actions existing or underway as of the date hereof (to the extent such effect, event, change, occurrence or circumstance does not adversely affect Activant and its subsidiaries, taken as a whole, in a materially disproportionate manner relative to Activant’s and its subsidiaries’ competitors);

•

the negotiation, execution, announcement or performance of the Activant Merger Agreement or the consummation of the transactions contemplated thereby (including compliance with the covenants set forth therein other than the covenant relating to the conduct of Activant’s business) and any action taken or omitted to be taken by Activant or any of its subsidiaries at the written request of Parent or Activant Merger Sub), including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, distributors, partners, financing sources and employees and on revenue, profitability and cash flows;

•	any change in the cost or availability or other terms of any financing necessary for Parent and Activant Merger Sub to consummate the transactions contemplated thereby;

•	any change in laws or GAAP or other accounting rules, or the interpretation thereof;

•	the fact that the prospective owner of Activant and any of its subsidiaries is Parent or any affiliate of Parent;

•

any failure by Activant or any of its subsidiaries or Parent or any of its affiliates to meet projections, forecasts or estimates (provided, however, that any effect, event, change, occurrence or circumstance that caused or contributed to such failure to meet projections, forecasts or estimates shall not be excluded under this bullet);

•

any change in the credit rating of Activant or any of its subsidiaries or Parent or any of its affiliates (provided, however, that any effect, event, change, occurrence or circumstance that caused or contributed to such change in such credit rating shall not be excluded under this bullet);

•	any breach by Parent or Activant Merger Sub of the Activant Merger Agreement; and

•	Parent’s execution, delivery and performance of the Merger Agreement or the consummation of the Offer and the Merger.

Activant’s Financing Efforts

Activant has agreed to use its reasonable best efforts to cooperate in connection with the arrangement of the debt financing contemplated by the debt commitment letter or any alternative debt financing for the transactions contemplated by the Activant Merger Agreement as may be reasonably requested by Parent.

The Epicor Merger Agreement

Under the Activant Merger Agreement, Parent has agreed to the take certain actions or refrain from taking certain actions relating to the Merger Agreement, the Merger and the Offer, as described below.

1.    Parent has agreed not to consummate the Offer and/or the Merger unless:

•	all conditions to the Activant Merger Agreement have been satisfied or waived in writing in accordance with the terms thereof,

•

all conditions to the receipt of the financing contemplated by the equity commitment letters and the debt commitment letter have been satisfied or waived in writing in accordance with the terms thereof and

•	each of Parent and Activant intends to consummate the Activant Merger on the same day as the consummation of the Offer and/or the Merger.

2.    Parent has agreed not to take certain actions relating to the Offer (other than reducing the Offer Price) that require Epicor’s consent without also obtaining the consent of Activant or waive the Minimum Tender Condition or the Activant Closing Condition, in each case, to the extent such action would reasonably be expected to impair or significantly delay the consummation of the Offer or the Merger.

3.    Parent has agreed not to take any action to increase the Offer Price without obtaining the prior written consent of Activant, unless Parent and the Apax VII Funds simultaneously increase the equity financing by the aggregate amount of additional consideration payable in the Offer and the Merger as a result of such increase in the Offer Price.

4.    Following the consummation of the Offer, Parent has agreed to acquire the Support Agreement Shares and exercise the Top-Up Option to the extent necessary to enable Parent to complete each of the Offer, the Merger and the Activant Merger concurrently on the same business day and otherwise use its reasonable best efforts to consummate the Merger as soon as possible after the consummation of the Offer.

5.    Parent has agreed to keep Activant informed on a current basis of all material developments with respect to the Merger Agreement and the transactions contemplated thereby.

6.    Parent has agreed to provide Activant with a reasonable opportunity to review, and consider in good faith any comments provided by Activant to, the Schedule TO, the Schedule 14D-9, the proxy statement to be filed by Epicor in connection with the adoption of the Merger Agreement, any amendments the foregoing and any other material filings made by Parent or Epicor with the SEC.

7.    Parent has agreed to extend the Offer to the extent required by the Merger Agreement.

8.    Parent has agreed not to extend the Offer in any manner without Activant’s consent in the event Epicor’s consent or agreement is required to extend the Offer in such manner.

9.    On and after July 5, 2011, Parent has agreed, if requested in writing by Activant, to cause the Offer to be terminated to the extent that Epicor has the right to cause Parent to terminate the Offer pursuant to the Merger Agreement.

10.    Parent has agreed to provide prompt notice to Activant if it becomes aware of any material breach of any covenant of Epicor contained in the Merger Agreement or if Parent becomes aware that any representation or warranty of Epicor in the Merger Agreement is not true and correct in all material respects;

11.    Parent has agreed not, without the prior written approval of Activant, to enter into or agree to any amendment, supplement, modification or waiver of:

•

certain sections of the Merger Agreement relating to the consummation of the Merger, the Activant Merger Agreement, the Activant Closing Condition, limitations on the availability of remedies and consent to jurisdiction, if it would adversely affect Activant or its affiliates;

•

certain sections of the Merger Agreement relating to the closing conditions of the Merger, the termination of the Merger Agreement, the effects of the termination of the Merger Agreement, termination fees or the closing conditions of the Offer, to the extent it would adversely affect any rights of Activant under the Activant Merger Agreement; or

•

any other section of the Merger Agreement to the extent such amendment, supplement, modification or waiver of such other section would reasonably be expected to impair or significantly delay the consummation of the Offer or the Merger.

12.    Parent has agreed to provide Activant with a copy of any such proposed amendments, modifications, or supplements to the Merger Agreement at least two business days prior to the execution thereof.

13.    Parent has agreed to take all necessary actions to enforce its rights against Epicor in the event of any breach by Epicor of the Merger Agreement, except where such breach would not impede or delay the consummation of the Merger, the Offer or the Activant Merger.

14.    Parent has agreed not to waive any of its rights or remedies under the Merger Agreement if doing so could impede or delay the Merger (thereby impeding the consummation of the closing of the Activant Merger).

15.    Parent has agreed not to terminate the Merger Agreement by mutual consent with Epicor without the prior written approval of Activant.

Efforts to Close the Activant Merger

Each of Activant, Parent and Activant Merger Sub agreed to use its reasonable best efforts to (i) take all actions necessary or appropriate under applicable law to consummate as promptly as reasonably practical the transactions contemplated by the Activant Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, and (ii) cause the fulfillment at the earliest practicable date of all of the conditions to their respective obligations to consummate the Merger, the Offer and the Activant Merger.

Termination of the Activant Merger Agreement

The Activant Merger Agreement may be terminated at any time prior to the effective time of the Activant Merger:

1.    at the election of Activant or Parent on or after October 4, 2011 (which we refer to as the “End Date”), if the Activant Merger shall not have occurred by the close of business on such date, if the terminating party is not in material breach of any of its obligations under the Activant Merger Agreement or the obligations under the Merger Agreement, and such material breach causes, or results in, either (i) the failure to satisfy the conditions to the obligations of the terminating party to consummate the Activant Merger prior to the End Date, or (ii) the failure of the effective time of the Activant Merger to have occurred prior to the End Date. None of the parties to the Activant Merger Agreement may terminate the Activant Merger Agreement at the End Date (x) in the event that the other party to the Activant Merger Agreement has initiated proceedings to specifically perform the Activant Merger Agreement while such proceedings are still pending or (y) on the End Date if any party has the right to terminate the Activant Merger Agreement pursuant to certain provisions thereto;

2.    by mutual written consent of Activant and Parent;

3.    by Activant or Parent if there shall be in effect a final nonappealable order, injunction, judgment, consent, settlement, decree, ruling, writ, assessment or arbitration award prohibiting the consummation of the Activant Merger or the Merger;

4.    by Parent if it is not in material breach of any of its obligations under the Activant Merger Agreement and Activant is in material breach of any of its representations, warranties or obligations under the Activant Merger Agreement that renders any of the conditions in the Activant Merger Agreement relating to the accuracy of Activant’s representations and warranties and the performance of Activant’s obligations incapable of being satisfied prior to the End Date, and if such breach is not cured or waived in writing within 30 days after the giving of written notice by Parent to Activant;

5.    by Activant if it is not in material breach of any of its obligations under the Activant Merger Agreement and either Parent or Activant Merger Sub is either (i) in material breach of any of its representations, warranties or obligations under the Activant Merger Agreement that renders any of the conditions in the Activant Merger Agreement relating to the accuracy of Parent’s or Activant Merger Sub’s representations and warranties and the performance of Parent’s and Activant Merger Sub’s obligations incapable of being satisfied by the End Date or (ii) Parent or Purchaser is in breach of any of its representations, warranties or obligations under the Merger Agreement that renders any of the conditions in the Activant Merger Agreement relating to the accuracy of Activant’s representations and warranties and the performance of Activant’s obligations or any of the conditions of the Merger Agreement or the conditions to the Offer incapable of being satisfied prior to the End Date and, in each case, such breach is either (A) not capable of being cured prior to the End Date or (B) if curable, is not cured or waived in writing pursuant to the terms of the Activant Merger Agreement or the Merger Agreement (as applicable) by the earlier of (1) one business day before the End Date or (2) 30 days after the giving of written notice by Activant to Parent;

6.    by Activant if (i) (A) all the conditions in the Activant Merger Agreement relating to the obligations of Parent and Activant Merger Sub to consummate the Activant Merger have been satisfied or waived in writing and (B) Parent and Activant Merger Sub fail to consummate the Activant Merger within two business days following the date the Activant Merger should have occurred and Activant was ready, willing and able to consummate the Activant Merger; or (ii) all of the conditions of the Offer shall have been satisfied as of any scheduled expiration of the Offer (occurring on or after the last day of the Marketing Period) and Parent shall have failed to consummate the Offer within two business days following the time of such scheduled expiration, (iii) all of the conditions of the Offer (other than the Financing Proceeds Condition) shall have been satisfied as of any scheduled expiration of the Offer (occurring on or after the last day of the Marketing Period) and Parent shall have failed to consummate the Offer within two business days following the time of such scheduled expiration; or (iv) Parent or Purchaser shall have delivered to Epicor a written termination notice providing for the termination of the Merger Agreement in violation of the Merger Agreement;

7.    by Parent if (i) the affirmative vote of the holders of a majority of the outstanding Activant shares of common stock in favor of the approval of the Activant Merger in accordance with the terms of the Activant Merger Agreement shall not have been obtained within one business day following the date of the Activant Merger Agreement (which consent has already been obtained prior to the commencement of the Offer) or (ii) (A) all the conditions in the Activant Merger Agreement relating to the obligations of Activant to consummate the Activant Merger have been satisfied and (B) Activant fails to consummate the Activant Merger within five business days following the date the Activant Merger should have occurred and Parent and Activant Merger Sub were ready, willing and able to consummate the Activant Merger;

8.    by Activant, if any of the debt or equity commitment letters have been withdrawn, terminated or repudiated and such withdrawal, termination or repudiation has not been cured by Parent, or such commitment letters have not been replaced in accordance with the Activant Merger Agreement, in each case, by the earlier of (i) one business day prior to the End Date or (ii) the later of (x) 30 days after the date on which such withdrawal, termination, repudiation occurs and (y) the end of the Marketing Period;

9.    (i) by Activant or Parent if the Merger Agreement shall have been terminated prior to the earlier of (x) the consummation of the Merger or (y) the consummation of the Offer or (ii) by Activant if the events permitting Parent to terminate the Merger as a result of the Stockholder Approval not having been obtained have occurred and Parent has failed to terminate the Merger Agreement within 30 days from the first date on which Parent had the right to do so; or

10.    by Activant if Parent has had the right to terminate the Merger Agreement as a result of an (i) Adverse Recommendation Change, (ii) Epicor entering into an Alternative Acquisition Agreement and (iii) Epicor or the Epicor Board materially breaches (or is deemed to have materially breached) any of its obligations relating to the “Go Shop; Solicitation” provisions in the Merger Agreement, and Parent has not done so within 30 days from the first date on which Parent had the right to do so, unless the events permitting such termination have been cured, reversed or terminated such that Parent no longer has the right to terminate the Merger Agreement within thirty days from the first date on which Parent had the right to terminate the Merger Agreement.

Under the Merger Agreement, Parent agreed not to terminate the Activant Merger Agreement without the prior written approval of Epicor.

Activant Termination Fees

Parent is required to pay to Activant $48,950,000 (which we refer to as the “Activant Termination Fee”) if the Activant Merger Agreement is terminated:

•	by Activant in the circumstances described in items 5, 6 or 8 above;

•

by Activant or Parent as a result of Epicor terminating (or having the right to terminate) the Merger Agreement prior to the earlier of the consummation of the Merger or the consummation of the Offer in the circumstances described under the first, third or fourth bullets of clause (c) described under “—The Merger Agreement—Termination of the Merger Agreement”;

•

by Activant or Parent as a result of the termination of the Merger Agreement prior to the earlier of the consummation of the Merger or the consummation of the Offer by the mutual consent of Parent and Epicor without Activant’s prior written consent;

•

by Activant or Parent if there shall be in effect a final nonappealable order, injunction, judgment, consent, settlement, decree, ruling, writ, assessment or arbitration award prohibiting the consummation of the Activant Merger or the Merger that was caused by or resulting from the material breach by Parent’s, Activant Merger Sub’s or Purchaser’s obligations under the Merger Agreement or the Activant Merger Agreement; or

•

by Activant or Parent as a result of the termination of the Merger Agreement prior to the earlier of the consummation of the Merger or the consummation of the Offer as a result of any government, or any governmental, regulatory, judicial or administrative authority, agency or commission having enacted, issued, promulgated, enforced or entered any laws, rules, regulations, orders, judgments, decrees, injunction, temporary restraining order or other order which is then in effect and has the effect of enjoining or otherwise prohibiting the making of the Offer or the consummation of the Offer or the Merger that was caused by or resulting from the material breach by Parent’s, Activant Merger Sub’s or Purchaser’s obligations under the Merger Agreement or the Activant Merger Agreement.

Specific Performance

Subject to certain exceptions and limitations, Activant, Parent and Activant Merger Sub shall be entitled to an injunction or injunctions to prevent or restrain breaches or threatened breaches of the Activant Merger Agreement and the applicable equity commitment letter by the other (as applicable), and to specifically enforce the terms and provisions of the Activant Merger Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of the other (as applicable) under the Activant Merger Agreement and the applicable equity commitment letter. This right to specific performance includes the right of Activant to cause Parent and Activant Merger Sub to fully enforce the terms of the applicable equity commitment letter and the debt commitment letter, including by requiring Parent and Activant Merger Sub to file one or more lawsuits against the Apax VII Funds and the Lenders to fully enforce their obligations under the equity commitment letter and the debt commitment letter, respectively.

No party has a right of specific performance to cause the Activant Merger to be consummated or the consideration with respect to the Activant Merger to be paid or the amounts committed to be funded under the equity commitment letter to be funded (whether under the Activant Merger Agreement or such equity commitment letter), unless (i) the conditions to Parent’s and Activant Merger Sub’s obligation to consummate the Activant Merger have been satisfied as of the time when the consummation of the Activant Merger is required to have occurred, (ii) either (x) the Lenders (or alternative financing sources) have irrevocably and unconditionally confirmed in writing that the financing provided for by the debt commitment letter (or alternative financing) will be funded at the consummation of the Activant Merger if the equity financing is funded at the consummation of the Activant Merger, or (y) the amounts committed to be funded under the debt commitment letter (or alternative financing) have been funded or will be funded at the consummation of the Activant Merger if the equity financing is funded at the consummation of the Activant Merger and the Merger consummates at or prior to the consummation of the Activant Merger, (iii) Activant has irrevocably confirmed in a written notice delivered to Parent that the consummation of the Activant Merger will occur if specific performance is granted and the equity financing and the debt financing are funded, and (iv) either (x) the Offer has consummated or (y) if the Offer has not consummated, Epicor has confirmed in writing to Parent that Epicor is ready, willing and able to consummate the Merger.

No party has a right of specific performance to cause the amounts committed to be funded under the equity commitment letter to be funded at the consummation of the Activant Merger (whether under the Activant Merger Agreement or such equity commitment letter), unless Activant has irrevocably confirmed that if specific performance is granted and the equity financing and the debt financing are funded, then the Activant Merger will be consummated.

12.	Purpose of the Offer; Plans for Epicor.

Purpose of the Offer. The purpose of the Offer is to acquire control of, and subsequently the entire equity interest in, Epicor. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer. All Shares acquired by Purchaser pursuant to the Offer will be retained by Purchaser pending the Merger. If the Offer is successful, Purchaser intends to consummate the Merger on the same day the Offer is consummated. Parent also intends to consummate the Activant Merger on the same day as the Merger and, if applicable, the Offer are consummated.

The Epicor Board has unanimously approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger.

If Purchaser acquires at least 90% of the then outstanding Shares pursuant to the Offer, including the Top-Up Option, if applicable, the Merger may be consummated without a stockholders’ meeting and without the approval of Epicor’s stockholders. In the event that the Minimum Tender Condition is not met, and in certain other circumstances, the parties have agreed to consummate the Merger without the prior consummation of the

Offer, after receipt of the approval of a majority of Epicor’s stockholders for the adoption of the Merger Agreement. The Merger Agreement provides that Purchaser will be merged into Epicor and that the certificate of incorporation of Epicor, as amended and restated in its entirety to read identically to the certificate of incorporation of Purchaser as in effect immediately prior to the consummation of the merger, except that the name of the Surviving Corporation will be “Epicor Software Corporation,” and the by-laws of Purchaser will be the certificate of incorporation and by-laws of the Surviving Corporation following the Merger.

Appraisal Rights. Under the DGCL, holders of Shares do not have appraisal rights as a result of the Offer. In connection with the Merger, however, stockholders of Epicor will have the right to demand appraisal of their Shares under the DGCL. Stockholders who comply with the applicable statutory procedures under the DGCL will be entitled to receive a judicial determination of the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such fair value in cash. Any such judicial determination of the fair value of the Shares could be based upon considerations other than or in addition to the price per Share paid in the Merger and the market value of the Shares. In Weinberger v. UOP, Inc., the Delaware Supreme Court stated, among other things, that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered in an appraisal proceeding. Stockholders should recognize that the value so determined could be higher or lower than the price per Share paid pursuant to the Offer or the consideration per Share to be paid in the Merger. Moreover, Purchaser may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Shares is less than the price paid in the Offer or the Merger. Stockholders also should note that investment banking opinions as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer or the Merger, are not opinions as to fair value under the DGCL.

Plans for Epicor. Parent currently intends, pursuant to the terms of the Merger Agreement and the Activant Merger Agreement, to consummate the Offer, the Merger and the Activant Merger on the same day. Upon consummation of the Merger and the Activant Merger, each of Epicor and Activant would be wholly-owned subsidiaries of Parent.

Parent currently intends to integrate Activant and Epicor to create one of the largest global providers of enterprise applications focused on the manufacturing, distribution, services and retail sectors. Following consummation of the merger, the integrated company will be named Epicor Software Corporation.

Activant, through its wholly-owned subsidiary, Activant Solutions Inc., a Delaware corporation, is a leading technology provider of business management solutions serving mid-market retails and distributors. Activant provides industry-specific software, professional services, content, supply chain connectivity and analytics. Activant is an established technology provider in the automotive aftermarket, hard goods retailers, lumber and building materials dealers, industrial, electrical and plumbing supply houses. Activant is subject to the information and reporting requirements of the Exchange Act and in accordance therewith is obligated to file reports and other information with the SEC relating to its business, financial condition and other matters. Such reports and other information should be available for inspection at the public reference facilities maintained by the SEC at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Copies of such materials may also be obtained by mail, upon payment of the SEC’s customary fees, by writing to its principal office at 100 F Street N.E., Washington, D.C. 20549. The SEC also maintains electronic reading rooms on the Internet at http://www.sec.gov that contain reports and other information regarding issuers that file electronically with the SEC. Activant also maintains a website at http://www.activant.com. The information contained in, accessible from or connected to Activant’s website is not incorporated into, or otherwise a part of, this Offer to Purchase or any of Epicor’s or Activant’s filings with the SEC. The website addresses referred to in this paragraph are inactive text references and are not intended to be actual links to the websites.

Except as otherwise provided herein, it is expected that, initially following the Merger, the business and operations of Epicor will, except as set forth in this Offer to Purchase, be continued substantially as they are currently being conducted. Parent will continue to evaluate the business and operations of Epicor during the pendency of the Offer and after the consummation of the Offer and the Merger and will take such actions as it deems appropriate under the circumstances then existing.

Except as described above or elsewhere in this Offer to Purchase, Purchaser and Parent have no present plans or proposals that would relate to or result in (i) any extraordinary corporate transaction involving Epicor or any of its subsidiaries (such as a merger, reorganization, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), (ii) any sale or transfer of a material amount of assets of Epicor or any of its subsidiaries, (iii) any change in the Epicor Board or management of Epicor, (iv) any material change in Epicor’s capitalization or dividend policy, (v) any other material change in Epicor’s corporate structure or business, (vi) a class of securities of Epicor being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association or (vii) a class of equity securities of Epicor being eligible for termination of registration pursuant to Section 12(g) of the Exchange Act.

13.	Certain Effects of the Offer.

Market for the Shares. The purchase of Shares pursuant to the Offer will reduce the number of holders of Shares and the number of Shares that might otherwise trade publicly, which could adversely affect the liquidity and market value of the remaining Shares held by stockholders other than Purchaser. Purchaser cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the Offer Price.

Nasdaq Listing. Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the requirements for continued listing on the Nasdaq. According to the published guidelines of Nasdaq, Nasdaq would consider disqualifying the Shares for listing on Nasdaq (though not necessarily for listing on The Nasdaq Capital Market) if, among other possible grounds, (i) the number of publicly held shares falls below 750,000, (ii) the total number of stockholders (including both holders of beneficial interest and holders of record) falls below 400, (iii) the market value of publicly held shares is less than $5 million, (iv) there are fewer than two active and registered market makers, (v) Epicor has stockholders’ equity of less than $10 million, or (vi) the bid price for the shares falls below $1 per share. Furthermore, Nasdaq would consider delisting the Shares from Nasdaq altogether if, among other possible grounds, (i) the number of publicly held Shares falls below 500,000, (ii) the total number of publicly held Shares falls below 300, (iii) the market value of publicly held Shares falls below $1 million, (iv) there are fewer than two active and registered market makers in the shares, (v) the bid price for the shares falls below $1 per share, or (vi) (A) Epicor has stockholders’ equity of less than $2.5 million, (B) the market value of Epicor’s listed securities is less than $35 million, and (C) Epicor’s net income from continuing operations is less than $500,000 for the most recently completed fiscal year and two of the last three most recently completed fiscal years. Shares held by officers or directors of Epicor, or by any beneficial owner of more than 10% of the Shares, will not be considered as being publicly held for this purpose. Epicor represented to Parent and Purchaser that, as of April 4, 2011, 64,166,065 Shares were issued and outstanding.

If, as a result of the purchase of Shares pursuant to the Offer or otherwise, the Shares are either no longer eligible for Nasdaq or are delisted from Nasdaq altogether, the market for Shares will be adversely affected. If Nasdaq were to delist the Shares, it is possible that the Shares would continue to trade on another securities exchange or in the over-the-counter market and that price or other quotations would be reported by such exchange or other sources. The extent of the public market for such Shares and the availability of such quotations would depend, however, upon such factors as the number of stockholders and/or the aggregate market value of the publicly traded Shares remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration under the Exchange Act as described below, and other factors. The Purchaser can not predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price or marketability of the Shares or whether it would cause future market prices to be greater or less than the Offer Price. Trading in the Shares will cease upon consummation of the Merger if trading has not ceased earlier as discussed above.

Exchange Act Registration. The Shares currently are registered under the Exchange Act. The purchase of the Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act. Registration of the Shares may be terminated by Epicor upon application to the SEC if the outstanding Shares are not listed on a “national securities exchange” and if there are fewer than 300 holders of record of Shares.

We intend to seek to cause Epicor to apply for termination of registration of the Shares as soon as possible after consummation of the Offer if the requirements for termination of registration are met. Termination of registration of the Shares under the Exchange Act would reduce the information required to be furnished by Epicor to its stockholders and to the SEC and would make certain provisions of the Exchange Act (such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement or information statement in connection with stockholders’ meetings or actions in lieu of a stockholders’ meeting pursuant to Section 14(a) and 14(c) of the Exchange Act and the related requirement of furnishing an annual report to stockholders) no longer applicable with respect to the Shares. In addition, if the Shares are no longer registered under the Exchange Act, the requirements of Rule 13e-3 with respect to “going private” transactions would no longer be applicable to Epicor. Furthermore, the ability of “affiliates” of Epicor and persons holding “restricted securities” of Epicor to dispose of such securities pursuant to Rule 144 under the United States Securities Act of 1933, as amended, may be impaired or eliminated. If registration of the Shares under the Exchange Act was terminated, the Shares would no longer be eligible for continued inclusion on the Federal Reserve Board’s list of “margin securities” or eligible for stock exchange listing.

If registration of the Shares is not terminated prior to the Merger, then the registration of the Shares under the Exchange Act will be terminated following consummation of the Merger.

Margin Regulations. The Shares are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System (which we refer to as the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit using such Shares as collateral. Depending upon factors similar to those described above regarding listing and market quotations, following the Offer, the Shares may no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board, in which event the Shares would be ineligible as collateral for margin loans made by brokers.

14.	Dividends and Distributions.

As discussed in Section 11—“The Merger Agreement; Other Agreements,” the Merger Agreement provides that from the date of the Merger Agreement to the Effective Time, without the prior written approval of Parent, Epicor will not, and will not allow its subsidiaries to, authorize or pay any dividends on or make any distribution with respect to the outstanding Shares.

15.	Certain Conditions of the Offer.

Notwithstanding any other provisions of the Offer, and in addition to (and not in limitation of) Purchaser’s right to extend and amend the Offer at any time in its sole discretion (subject to the provisions of the Merger Agreement and the Activant Merger Agreement), Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e—1(c) under the Exchange Act (relating to Purchaser’s obligation to promptly pay for or return tendered Shares after termination or withdrawal of the Offer), pay for, and may delay the acceptance for payment of or, subject to the restriction referred to above, the payment for, any validly tendered Shares if at the expiration of the Offer (as it may be extended in accordance with the requirements of the Merger Agreement), each of the following conditions has been satisfied or, except for the Minimum Condition (which may be waived by Parent and Purchaser only with the prior written consent of Epicor and Activant), waived by Parent or Purchaser in its sole discretion:

(a) the Minimum Tender Condition;

(b) any applicable waiting period (or any extension thereof) under the HSR Act relating to the purchase of Shares pursuant to the Offer or the consummation of the Merger shall have expired or otherwise been terminated;

(c) the Financing Proceeds Condition;

(d) the accuracy (subject to materiality and material adverse effect qualifications) of Epicor’s representations and warranties set forth in the Merger Agreement, including that since December 31, 2010, there has not been any event, development or state of circumstances that has had, individually or in the aggregate, a Company Material Adverse Effect;

(e) any of the following conditions has occurred and is continuing as of the expiration of the Offer:

•

any government, or any governmental, regulatory, judicial or administrative authority, agency or commission shall have enacted, issued, promulgated, enforced or entered any laws, rules, regulations, orders, judgments, decrees, injunction, temporary restraining order or other order which is then in effect and has the effect of enjoining or otherwise prohibiting the making of the Offer or the consummation of the Offer or the Merger;

•

any of the representations and warranties of Epicor (A) relating to authorization, opinion of financial advisor, state takeover statutes, rights plan and voting requirements shall be true and correct in all material respects with the same effect as though made as of the consummation of the Merger (except to the extent expressly made as of an earlier date, in which case as of such date), (B) relating to organization, certificate of incorporation and bylaws, capital structure, Epicor’s SEC documents and financial statements, information supplied and disclosure control and procedures shall be true and correct in all material respects with the same effect as though made as of the consummation of the Offer (except to the extent expressly made as of an earlier date, in which case as of such date) and (C) otherwise contained in the Merger Agreement, other than those described in (A) and (B) above (without giving effect to any qualifications or limitations as to materiality or “Company Material Adverse Effect” set forth therein, other than “Material Adverse Effect” in the representation and warranty of Activant that since September 30, 2010, there has not been any effect, event, change, occurrence or circumstance that, individually or in the aggregate, has had or reasonably would be expected to have an Activant Material Adverse Effect), shall be true and correct except for such failures to be true and correct as would not have, individually or in the aggregate, a Material Adverse Effect as of the consummation of the Offer with the same effect as though made as of the consummation of the Merger (except to the extent expressly made as of an earlier date, in which case as of such date); and

•

Epicor shall have performed or complied in all material respects with its obligations required to be performed or complied with by it under the Merger Agreement on or prior to the consummation of the Offer;

•

in the event that the exercise of the Top-Up Option is necessary to ensure that Parent or Purchaser owns at least 90% of the outstanding Shares immediately after the consummation of the Offer, there shall not exist under applicable laws, rules, regulations, orders, judgments or decrees any restriction or legal impediment on Purchaser’s ability and right to exercise the Top-Up Option, and the Shares issuable upon exercise of the Top-Up Option together with the Shares validly tendered in the Offer and not properly withdrawn (including Shares tendered in the Offer pursuant to the procedures for guaranteed delivery but only if such Shares have been delivered prior to the exercise of the Top-Up Option) and the Support Agreement Shares are sufficient for Purchaser to own at least 90% of the outstanding Shares;

•	the following conditions set forth in the Activant Merger Agreement (which we refer to as the “Activant Closing Condition”):

•

Activant’s representations and warranties set forth in the Activant Merger Agreement (other than (x) those relating to organization, authorization and capital structure and (y) those other representations and warranties that address matters as of particular dates) shall be true and correct as of the closing of the Activant Merger as though then made at and as of the closing of the Activant Merger (without giving effect to materiality, “Material Adverse Effect,” or similar phrases in the representations and warranties, other than “Material Adverse Effect” in the representation and warranty of Activant that since September 30, 2010, there has not been any effect, event, change, occurrence or circumstance that, individually or in the aggregate, has had or reasonably would be expected to have an Activant Material Adverse Effect), except where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, has not had an Activant Material Adverse Effect, and Parent shall have received a certificate signed by an executive officer of Activant, dated the date of closing of the Activant Merger, to the foregoing effect;

•

the representations and warranties of Activant set forth in the Activant Merger Agreement that address matters as of particular dates (other than those relating to organization, authorization and capital structure) shall be true and correct as of such dates (without giving effect to materiality, “Material Adverse Effect,” or similar phrases in the representations and warranties), except where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, has not had an Activant Material Adverse Effect, and Parent shall have received a certificate signed by an executive officer of Activant, dated the date of closing of the Activant Merger, to the foregoing effect;

•

Activant’s representations and warranties set forth in the Activant Merger Agreement relating to organization, authorization and capital structure shall be true and correct in all material respects as of the closing of the Activant Merger as though made at and as of the closing of the Activant Merger (except for representations and warranties which address matters only as of a specific date, which representatives and warranties shall continue as of the closing of the Activant Merger to be true and correct in all material respects as of such specific date), and Parent shall have received a certificate signed by an executive officer of Activant, dated the date of closing of the Activant Merger, to the foregoing effect;

•

Activant shall have performed and complied in all material respects with all covenants required by the Activant Merger Agreement to be performed or complied with by it on or prior to the closing of the Activant Merger, and Parent shall have received a certificate signed by an executive officer of Activant, dated the date of closing of the Activant Merger, to the foregoing effect;

•

there shall not be any law, common law, statute, code, ordinance, rule, regulation or order, injunction, judgment, consent, settlement, decree, ruling, writ, assessment or arbitration award, of any government or governmental or regulatory body thereof, or political subdivision thereof, or any court, arbitrator, arbitration panel or similar judicial body, in effect which has the effect of enjoining or otherwise prohibiting the consummation of the Activant Merger;

•

the waiting period (or any extension thereof) applicable to the transactions contemplated by the Activant Merger Agreement under the HSR Act shall have expired (or early termination or approval, as applicable, shall have been granted);

•

Parent shall have received a copy of the executed action by written consent of the Activant stockholders evidencing the affirmative vote of the holders of a majority of the outstanding Activant shares of common stock in favor of the approval of the Activant Merger in accordance with the terms of the Activant Merger Agreement (which consent has already been obtained by Parent prior to the commencement of the Offer); and

•	the conditions to Parent’s and Purchaser’s obligation to consummate the Merger shall have been satisfied or waived in writing in accordance with the terms of the Merger Agreement; and

•	the Merger Agreement has not been terminated in accordance with its terms.

For purposes of determining whether the Minimum Tender Condition and the condition set forth in the fourth bullet under clause (e) above have been satisfied, Parent and Purchaser shall include for purposes of its determination thereof Shares tendered in the Offer pursuant to guaranteed delivery procedures if and only if shares have been delivered pursuant to such guarantees.

At the request of Parent, Epicor must deliver to Parent a certificate executed on behalf of Epicor by the chief executive officer or the chief financial officer of Epicor certifying that the condition relating to the trueness and correctness of Epicor’s representations and warranties and Epicor’s performance of its obligations under the Merger Agreement, have each been satisfied as of the expiration of the Offer.

The conditions described above are in addition to, and not a limitation of, the rights and obligations of Parent and Purchaser to extend, terminate or modify the Offer pursuant to the terms and conditions of the Merger Agreement and the Activant Merger Agreement. Under the Activant Merger Agreement, Parent has agreed not to consummate the Offer unless all conditions to the receipt of the financing contemplated by the equity commitment letters and the debt commitment letter, including, among other things, the contemporaneous consummation of the Offer, the Merger and the Activant Merger, have been satisfied or waived in writing.

The conditions described above are for the sole benefit of Parent and Purchaser and, subject to the terms and conditions of the Merger Agreement and the Activant Merger Agreement and the applicable rules and regulations of the SEC, may be waived by Parent and Purchaser in whole or in part at any time and from time to time in their sole discretion (other than the Minimum Tender Condition). The failure by Parent or Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right will be deemed an ongoing right that may be asserted at any time and from time to time.

16.	Certain Legal Matters; Regulatory Approvals.

General. Except as described in this Section 16, Purchaser is not aware of any pending legal proceeding relating to the Offer. Except as described in this Section 16, based on its examination of publicly available information filed by Epicor with the SEC and other publicly available information concerning Epicor, Purchaser is not aware of any governmental license or regulatory permit that appears to be material to Epicor’s business that might be adversely affected by Purchaser’s acquisition of Shares as contemplated herein or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by Purchaser or Parent as contemplated herein. Should any such approval or other action be required, Purchaser currently contemplates that, except as described below under “State Takeover Statutes,” such approval or other action will be sought. While Purchaser does not currently intend to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to Epicor’s business, or certain parts of Epicor’s business might not have to be disposed of, any of which could cause Purchaser to elect to terminate the Offer without the purchase of Shares thereunder under certain conditions. See Section 15—“Certain Conditions of the Offer.”

Litigation. On April 6, 2011, a purported class action complaint was filed in the Superior Court of the State of California, County of Orange, captioned James Kline v. Epicor Software Corporation, et al., Case

No. 30-2011-00464394-CU-BT-CXC. The complaint names as defendants Epicor, each member of the Epicor Board (the “Individual Defendants”), Apax Partners L.P. (sic), Eagle Parent, Inc. and Element Merger Sub, Inc. The complaint generally alleges that the Individual Defendants breached their fiduciary duties of care, loyalty, good faith and independence owed to the public shareholders of Epicor and that each of Epicor, Apax Partners L.P., Eagle Parent, Inc. and Element Merger Sub, Inc. aided and abetted the purported breaches of fiduciary duties. The complaint includes, among others, allegations that the Individual Defendants failed to take steps to maximize the value of Epicor to its public shareholders, failed to properly value Epicor and its various assets and operations and ignored or did not protect against conflicts of interest resulting from the Individual Defendants’ interrelationships or connection with the proposed acquisition. The relief sought includes, among other things, an injunction prohibiting the consummation of the Merger, a court order declaring that the Merger Agreement was entered into in breach of fiduciary duties, rescission (to the extent the Merger Agreement has already been implemented), and the payment of plaintiffs’ attorneys’ fees and costs.

On April 8, 2011, a putative stockholder class action complaint was filed in the Superior Court of the State of California, County of Orange, captioned Joseph Tola v. Epicor Software Corporation, et. al., Case No. 30-2011-00465495-CU-BT-CXL. The complaint names as defendants Epicor, the Individual Defendants, Apax Partners (sic) and Element Merger Sub, Inc. The complaint generally alleges that the Individual Defendants, aided and abetted by Epicor, Apax Partners and Element Merger Sub, Inc., violated their fiduciary duties of care, loyalty, candor, good faith and independence owed to public shareholders. The complaint includes, among others, allegations that the Individual Defendants failed to ensure a fair process and maximization of shareholder value. The relief sought includes, among other things, an injunction prohibiting the consummation of the Merger, a court order declaring that the Merger Agreement was entered into in breach of fiduciary duties, rescission (to the extent the Merger Agreement has already been implemented), and the payment of plaintiffs’ attorneys’ fees and costs.

Apax Partners, L.P. intends to vigorously defend the claims raised against it in these lawsuits.

State Takeover Statutes. A number of states (including Delaware, where Epicor is incorporated) have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, stockholders, principal executive offices or principal places of business therein.

Section 203 of the DGCL (which we refer to as “Section 203”) restricts an “interested stockholder” (including a person who has the right to acquire 15% or more of the corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for a period of three years following the date such person became an interested stockholder. The Epicor Board approved for purposes of Section 203 of the DGCL the Merger Agreement, the Non-Tender and Support Agreements, the Offer, the Merger and the other transactions contemplated thereby and has taken such actions and votes as are necessary to render the provisions of Section 203 of the DGCL inapplicable to the Merger Agreement, the Offer, the Merger or any other transaction contemplated by the Merger Agreement.

Purchaser is not aware of any other state takeover laws or regulations which are applicable to the Offer or the Merger and has not attempted to comply with any state takeover laws or regulations. If any government official or third party should seek to apply any such state takeover law to the Offer or the Merger or other business combination between Purchaser or any of its affiliates and Epicor, Purchaser will take such action as then appears desirable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. In the event it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and Purchaser might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In such case, Purchaser may not be obligated to accept for payment or pay for any tendered Shares. See Section 15—“Certain Conditions of the Offer.”

United States Antitrust Compliance. Under the HSR Act, and the related rules and regulations that have been issued by the Federal Trade Commission (which we refer to as the “FTC”), certain acquisition transactions may not be consummated until certain information and documentary material has been furnished for review by the FTC and the Antitrust Division of the Department of Justice (which we refer to as the “Antitrust Division”) and certain waiting period requirements have been satisfied. These requirements apply to Purchaser’s acquisition of the Shares in the Offer and the Merger.

Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a fifteen-calendar day waiting period which begins when Parent files a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division, unless such waiting period is earlier terminated by the FTC and the Antitrust Division. If the fifteen-calendar day waiting period expires on a federal holiday or weekend day, the waiting period is automatically extended until 11:59 p.m., New York City time, on the following business day. Epicor must file a Premerger Notification and Report Form within ten calendar days after Parent files its Premerger Notification and Report Form. Parent expects to file a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger on April 11, 2011, and, if so filed, the required waiting period with respect to the Offer and the Merger will expire at 11:59 p.m., New York City time, on or about April 26, 2011, unless earlier terminated by the FTC and the Antitrust Division, or Parent receives a request for additional information or documentary material prior to that time. If within the fifteen-calendar day waiting period either the FTC or the Antitrust Division requests additional information or documentary material from Parent, the waiting period with respect to the Offer and the Merger would be extended for an additional period of ten calendar days following the date of Parent’s substantial compliance with that request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act rules. After that time, the waiting period may be extended only by court order. The FTC or the Antitrust Division may terminate the additional ten calendar day waiting period before its expiration. In practice, complying with a request for additional information and documentary material can take a significant period of time.

At any time before or after Parent’s acquisition of Shares pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws as either deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer, or seeking the divestiture of Shares acquired by Parent or the divestiture of substantial assets of Epicor or its subsidiaries or Parent or its subsidiaries. State attorneys general may also bring legal action under both state and Federal antitrust laws, as applicable. Private parties may also bring legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, the result thereof.

17.	Fees and Expenses.

Jefferies & Company, Inc. (“Jefferies”) is acting as Dealer Manager in connection with the Offer and has provided certain financial advisory services to Parent and Purchaser in connection with the proposed acquisition of Epicor, for which services Jefferies will receive customary compensation. Jefferies will be reimbursed, subject to certain limitations, for its reasonable out-of-pocket fees and expenses, including the reasonable fees and disbursements of Jefferies’ counsel, incurred in connection with Jefferies’ engagement, and to indemnify Jefferies, and certain related parties against specified liabilities, including liabilities under the federal securities laws. In the ordinary course of business, Jefferies and its affiliates may actively trade or hold securities or loans of Epicor for their own accounts or for the accounts of customers and, accordingly, Jefferies and/or its affiliates may at any time hold long or short positions in these securities or loans. Jefferies, its employees, agents or representatives do not make any representation or warranty, express or implied, as to the accuracy or completeness of the information contained and incorporated by reference in this Offer to Purchase and related Schedule TO, and nothing contained and incorporated by reference herein or therein is, or shall be relied upon as a promise, representation or warranty. Jefferies has not independently verified any of such information, assumes no responsibility for its accuracy or completeness and shall have no liability for any representations (expressed or implied) contained and incorporated by reference in, or for any omissions from, this Offer to Purchase and related Schedule TO or any other written or oral communications related to the Offer.

We have retained the Depositary and the Information Agent in connection with the Offer. Each of the Depositary and the Information Agent will receive customary compensation, reimbursement for reasonable out-of-pocket expenses, and indemnification against certain liabilities in connection with the Offer, including liabilities under the United States federal securities laws.

As part of the services included in such retention, the Information Agent may contact holders of Shares by personal interview, mail, electronic mail, telephone, and other methods of electronic communication and may request brokers, dealers, commercial banks, trust companies and other nominees to forward the Offer materials to beneficial holders of Shares.

Except as set forth above, we will not pay any fees or commissions to any broker or dealer or other person for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will upon request be reimbursed by us for customary mailing and handling expenses incurred by them in forwarding the offering material to their customers.

18.	Miscellaneous

The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. We are not aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If we become aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares, we will make a good faith effort to comply with that state statute. If, after a good faith effort, we cannot comply with the state statute, we will not make the Offer to, nor will we accept tenders from or on behalf of, the holders of Shares in that state. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Offeror by the Dealer Manager or one or more registered brokers or dealers licensed under the laws of such jurisdiction. Purchaser may, in its discretion, take such action as it may deem necessary to make the Offer in any such jurisdiction and extend the Offer to holders of Shares in such jurisdiction.

No person has been authorized to give any information or to make any representation on behalf of Parent or Purchaser not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized.

Purchaser has filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. A copy of such documents, and any amendments thereto, may be examined at, and copies may be obtained from, the SEC in the manner set forth under Section 7—“Certain Information Concerning Epicor.”

SCHEDULE I

INFORMATION RELATING TO PARENT, PURCHASER AND CERTAIN RELATED PARTIES

In this Schedule I, we refer to Apax Partners, L.P. as “Apax US”, to Apax Partners LLP as “Apax UK”, and to Apax US, Apax UK and their affiliates collectively as “Apax Partners”.

Parent. The following table sets forth the name, position, citizenship present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each officer of Eagle Parent, Inc., a Delaware corporation (“Parent”). The current business address of each person is c/o Apax Partners, L.P., 601 Lexington Avenue, 53rd Floor, New York, New York 10022. Parent is wholly owned by Apax US VII, L.P. (“Apax US VII”), a Cayman Islands exempted limited partnership, and Apax Europe VII-A, L.P. (“Apax Europe VII-A”), Apax Europe VII-B, L.P. (“Apax Europe VII-B”) and Apax Europe VII-1, L.P. (“Apax Europe VII-1” and, together with Apax US VII, Apax Europe VII-A and Apax Europe VII-B, “Apax VII Funds”), each constituted under English limited partnership law. Apax US VII is advised by Apax Partners, L.P, a limited partnership organized under the laws of the State of Delaware. Apax Europe VII-A, Apax Europe VII-B and Apax Europe VII-1 are managed by Apax Partners Europe Managers Limited, a company constituted under English company law, which is advised by Apax Partners LLP, a partnership constituted under English limited liability partnership law. See the “Introduction” and Section 8—“Certain Information Concerning Parent and Purchaser.”

Name and Position	Citizenship	Present Principal Occupation or Employment; Name, Material Positions Held During the Past Five Years
Jason Wright, Director and President	United States	Jason Wright is a Partner in the Apax Partners Tech and Telecom team. He has been based in Apax Partners’ New York office since joining the firm in 2000. Jason has led/participated in a number of Apax Partners deals including Tivit, Realpage (Nasdaq: RP), WebClients (purchased by Valueclick), Planview, Spectrum Labs, Yell (LSE: YELL) and Intralinks (Nasdaq: IL). He currently serves as a board member on Tivit, Realpage (Nasdaq: RP), Trizetto and Plex Systems.

Prior to joining Apax Partners, Jason served in a variety of roles at GE Capital, including principal investing on behalf of GE Ventures. Previously, he worked at Accenture, designing and implementing systems for the financial services and pharmaceutical industries.

Jason is on the board of the Opportunity Network, an education-focused charity in New York City.

Roy Mackenzie, Director and Vice President	United Kingdom	Roy Mackenzie is a Partner in the Apax Partners Tech and Telecom team. He is currently based in Apax Partners’ New York office now, after having worked in Apax Partners’ London office for over seven years. Since joining Apax Partners in 2003, Roy has specialized in the technology sector and has led/participated in a number of Apax Partners deals including Sophos, NXP and King.com.

Prior to joining Apax Partners, Roy spent most of his career at McKinsey & Company where he specialized in the technology sector. He has also held operating roles at Psion plc and nSine Technology Inc.

Name and Position	Citizenship	Present Principal Occupation or Employment; Name, Material Positions Held During the Past Five Years
Will Chen, Director and Secretary	United States	Will Chen is a Principal in the Apax Partners Tech and Telecom team and is based in Apax Partners’ New York office. Previously, Will was a Principal in the Apax Partners Tech and Telecom team in Apax Partners’ London office. Will joined Apax Partners in 2007 and has focused on the Tech and Telecom sector throughout his career at Apax Partners. Will participated in the Apax Partners investment in Sophos in 2010.

Prior to joining Apax Partners, Will worked at Bain & Company and Goldman Sachs, specialising in the Tech and Telecom sector at both firms.

Purchaser. The following table sets forth the name, position, citizenship present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each officer and director of Element Merger Sub, Inc., a Delaware corporation (“Purchaser”). The current business address of each person is c/o Apax Partners, L.P., 601 Lexington Avenue, 53rd Floor, New York, New York 10022. Purchaser is a direct wholly-owned subsidiary of Parent.

Name and Position	Citizenship	Present Principal Occupation or Employment; Name, Material Positions Held During the Past Five Years
Jason Wright, Director and President	United States	See response for Parent

Roy Mackenzie, Director and Vice President	United Kingdom	See response for Parent

Will Chen, Director and Secretary	United States	See response for Parent

Apax Europe VII GP Co. Limited. Apax Europe VII GP Co. Limited is a Guernsey incorporated company. Apax Europe VII GP Co. Limited is the general partner of Apax Europe VII GP L.P. Inc. Apax Europe VII GP L.P. Inc., a Guernsey incorporated limited partnership, is the general partner of each of Apax Europe VII-A, L.P., Apax Europe VII-B, L.P. and Apax Europe VII-1, L.P. The registered office address of Apax Europe VII GP Co. Limited is Third Floor Royal Bank Place, 1 Glategny Esplanade, St. Peter Port, Guernsey GY1 2HJ. The telephone number at the principal office is +44 1481 810 000.

The following table sets forth the name, position, citizenship, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the directors and executive officers of Apax Europe VII GP Co. Limited. The current business address of each person, other than Stephen Hare, is Third Floor, Royal Bank Place, 1 Glategny Esplanade, St Peter Port, Guernsey, GY1 2HJ. The current business address of Stephen Hare is 33 Jermyn Street, London, SW1Y 6DN, United Kingdom.

Name and Position	Citizenship	Present Principal Occupation or Employment; Name, Material Positions Held During the Past Five Years
Andrew Guille, Director	Guernsey	Andrew is a Director at Apax Partners Guernsey Ltd. He joined Apax Partners in 2007. He held a position at International Private Equity Services Ltd. from April 2000 until January 2007.

Denise Fallaize, Director	Guernsey

Denise is a Managing Director at Apax Partners Guernsey Ltd. She joined Apax Partners in 2007. She held a prior position at International Private Equity Services Ltd. from March 1998 until January 2007.

Name and Position	Citizenship	Present Principal Occupation or Employment; Name, Material Positions Held During the Past Five Years
Jeremy Arnold, Director	Jersey

Jeremy Arnold has been retired from accountancy practice for over ten years. He now serves as a professional non-executive director of various entities, including entities advised or managed by, or otherwise affiliated with, Apax Partners.

David Staples, Director	Guernsey	David Staples has been retired from accountancy with PricewaterhouseCoopers since April 2003. He now serves as a professional non-executive director of various entities, including entities advised or managed by, or otherwise affiliated with, Apax Partners.

Stephen Hare, Director	United Kingdom	Stephen Hare is the Chief Operating Officer of Apax UK and the head of the Apax UK Portfolio Support Group. He is Secretary to the Executive Committee of Apax Partners and is on the Investment, Portfolio and Exit Committees of Apax Partners. Steve has been based in Apax Partners’ London office since joining Apax Partners in September 2009. He is on the board of Marken and the Operating Board of D+S Netrada.

Prior to joining Apax Partners, Steve served as a public company CFO with Invensys from 2006 to 2009 and as a public company CFO of Spectris from 2004 to 2006.

Steve is a Chartered Accountant with a Bachelor of Commerce from Liverpool University and has a wealth of global industrial experience, having worked and lived in Europe, America and Asia.

Apax US VII GP, Ltd. Apax US VII GP, Ltd., a Cayman Islands exempted limited company, is the general partner of Apax US VII GP, L.P. Apax US VII GP, L.P., a Cayman Islands exempted limited partnership, is the general partner of Apax US VII, L.P. The registered office address of Apax US VII GP, Ltd. is c/o Walkers SPV Limited, P.O. Box 908GT, George Town, Grand Cayman, KY1-9002, Cayman Islands. The telephone number at the registered office is +1 345 949 0100.

The following table sets forth the name, position, citizenship, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the directors and executive officers of Apax US VII GP, Ltd. The current business address of each person, other than Nico Hansen and Christian Stahl, is 601 Lexington Avenue, 53rd Floor, New York, New York 10022. The current business address of Nico Hansen and Christian Stahl is 33 Jermyn Street, London, SW1Y 6DN, United Kingdom.

Name and Position	Citizenship	Present Principal Occupation or Employment; Name, Material Positions Held During the Past Five Years
John F Megrue, Director and Chief Executive Officer	United States	John Megrue is the CEO of Apax US and co-head of the Apax Partners Retail and Consumer team. He is a member of the Global Executive and Investment Committees of Apax Partners as well as the Approval, Exit and Portfolio Review Committees of Apax Partners. John has led/participated in a number of Apax Partners deals including Advantage Sales & Marketing, Bob’s Discount Furniture, HUB International, and rue21, and serves on the board for each of these companies. John has previously served on other boards including Sunglass Hut, Dollar Tree Stores, Children’s Place, Tommy Bahama, Hibbett Sporting Goods and Targus.

Name and Position	Citizenship	Present Principal Occupation or Employment; Name, Material Positions Held During the Past Five Years

John originally joined Apax Partners in 1988 and rejoined in 2005 from Saunders, Karp & Megrue, which he co-founded in 1990. Prior to SKM, John served as Vice President and Principal at Patricof & Co. (an Apax Partners predecessor), where he specialized in buyouts and late stage growth financings.

John is a Director on the Board of Millennium Promise, an international non-profit organization supporting the achievement of the Millennium Development Goals set by the UN. In addition, he serves as a Director on the Board of Grameen America, which has launched the Grameen microfinance model in the United States.

Name, Position and Business Address	Citizenship	Present Principal Occupation or Employment; Name, Material Positions Held During the past Five Years
Nico Hansen, Vice-President	Germany

Nico Hansen is an Equity Partner in Apax Partners, is a member of the Apax Partners Investment and Exit Committees and chairs the Apax Partners Approval and Portfolio Review Committees. He is based in Apax Partners’ London after having led the Apax US Tech & Telecom team in New York for over three years. Nico originally joined Apax Partners in 2000 in Munich where he specialized in the Tech & Telecom sector. Nico has led/participated in a number of Apax Partners deals including Kabel Deutschland, Sulo, Versatel, Bezeq, Capio, Tnuva, Hub International and Trizetto. He has served as advisor and board member to a number of Apax Partners portfolio companies including Kabel Deutschland, Versatel, Trizetto and Xerium and currently is a board member of Marken.

Prior to joining Apax Partners, Nico was a consultant with McKinsey & Company where he specialized in advising clients in the telecom sector.

Christian Stahl, Vice-President	Germany

Christian Stahl is an Equity Partner of Apax Partners and co-head of Apax Partners’ media team. He is also a member of the Apax Partners Executive Committee. Christian is based in Apax Partners’ London office and previously worked in Apax Partners’ Munich office. Since joining Apax Partners in 1999, Christian has specialized in the media sector. Christian has led/participated in a number of Apax Partners deals including Soufun, Bankrate, Cengage Learning, Tommy Hilfiger, CME. He currently serves as a board member to Apax Partners portfolio companies Phillips Van Heusen, Tommy Hilfiger China, Cengage Learning, Nelson Education, Bankrate and HIT Entertainment.

Prior to joining Apax Partners, Christian was a consultant with Bain & Company where he specialized in advising clients in the media sector.

Name, Position and Business Address	Citizenship	Present Principal Occupation or Employment; Name, Material Positions Held During the past Five Years
Robert Marsden, Chief Financial Officer	United States	Robert is the Chief Financial Officer of Apax US. He joined Apax Partners in January 2001. Prior to joining Apax Partners, Robert Marsden was a Senior Audit Manager at PricewaterhouseCoopers.

William J. Gumina, Vice President	United States

William Gumina is an Equity Partner of Apax Partners and co-head of the Apax Partners Healthcare team. He has been based in the New York office since joining the firm in 1998. William has led/participated in a number of Apax Partners deals including TriZetto, Qualitest Pharmaceuticals, Encompass Home Health, Spectrum Laboratory Network and MagnaCare.

Prior to joining Apax Partners, William was an Associate at Donaldson, Lufkin & Jenrette Merchant Banking Partners and a financial analyst in private finance for Kidder, Peabody & Co.

Mitch L. Truwit, Vice President	United States

Mitch Truwit is an Equity Partner of Apax Partners and co-head of the Apax US Financial and Business Services team. He has been based in Apax Partners’ New York office since joining Apax Partners in 2006. Mitch has led/participated in a number of Apax Partners deals including Bankrate, Hub International and Advantage Sales & Marketing, where he serves as a board member.

Prior to joining Apax Partners, Mitch was the President and CEO of Orbitz Worldwide, a subsidiary of Travelport, and was the Executive Vice President and Chief Operating Officer of priceline.com.

Mitch is the Chairman of Street Squash, a Harlem-based urban youth enrichment program and an honorary member of the Special Olympics of CT, an organization providing year-round sports training and athletic competition for children and adults with intellectual disabilities. Mitch was also a previous member of PEC, an organization established to provide information about the private equity industry.

The Letter of Transmittal, certificates for Shares and any other required documents should be sent by each stockholder of Epicor or such stockholder’s broker, dealer, commercial bank, trust company or other nominee to the Depositary as follows:

The Depositary for the Offer is:

BNY Mellon Shareowner Services

By Registered or Certified Mail:	By Facsimile Transmission:	By Overnight Courier:
(For Eligible Institutions Only)
BNY Mellon Shareowner Services Corporate Action Department P.O. Box 3301 South Hackensack, NJ 07606	(201) 680-4626 Confirm Facsimile by Telephone: (201) 680-4860 (For Confirmation Only)	BNY Mellon Shareowner Services Corporate Action Department 27th Floor 480 Washington Blvd. Jersey City, NJ 07310

Other Information:

Questions or requests for assistance or additional copies of this Offer to Purchase, the Letter of Transmittal, and the Notice of Guaranteed Delivery may be directed to the Information Agent or the Dealer Manager at their respective locations and telephone numbers set forth below. Stockholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer.

The Information Agent for the Offer is:

BNY Mellon Shareowner Services

480 Washington Blvd., 27th Floor

Jersey City, NJ 07310

Toll-Free: (866) 401-4895

Call Collect: (201) 680-6579

The Dealer Manager for the Offer is:

Jefferies & Company, Inc.

520 Madison Avenue

New York, NY 10022

(212) 323-3970